

Cornerstone

ONDEMAND *Empowering People*

Cornerstone OnDemand, Inc.
2012 Annual Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2012

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-35098

Cornerstone OnDemand, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**13-4068197**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**

1601 Cloverfield Blvd.
Santa Monica, California 90404
(Address of principal executive offices and zip code)

Registrant's telephone number, including area code: (310) 752-0200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, par value $0.0001 per share	The NASDAQ Stock Market LLC (NASDAQ Global Market)

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"). Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by a check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting stock held by non-affiliates of the registrant, as of June 30, 2012, the last day of registrant's most recently completed second fiscal quarter, was $816,423,161 (based on the closing price for shares of the registrant's common stock as reported by the NASDAQ Global Market for the last business day prior to that date).

On February 25, 2013, 50,834,704 shares of the registrant's common stock, $0.0001 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the information called for by Part III of this Form 10-K is hereby incorporated by reference from the definitive Proxy Statement for our annual meeting of stockholders, which will be filed with the Securities and Exchange Commission not later than 120 days after December 31, 2012.

CORNERSTONE ONDEMAND, INC.
2012 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

TRADEMARKS

PART I

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are any statements that look to future events and consist of, among other things, statements regarding our business strategies; anticipated future operating results and operating expenses; our ability to attract new clients to enter into subscriptions for our solutions; our ability to service those clients effectively and induce them to renew and upgrade their deployments of our solutions; our ability to expand our sales organization to address effectively the new industries, geographies and types of organizations we intend to target; our ability to accurately forecast revenue and appropriately plan our expenses; market acceptance of enhanced solutions; alternate ways of addressing talent management needs or new technologies generally by us and our competitors; continued acceptance of SaaS as an effective method for delivering talent management solutions and other business management applications; our ability to effectively integrate acquired businesses or technologies; the attraction and retention of qualified employees and key personnel; our ability to protect and defend our intellectual property; costs associated with defending intellectual property infringement and other claims; events in the markets for our solutions and alternatives to our solutions, as well as in the United States and global markets generally; future regulatory, judicial and legislative changes in our industry; and changes in the competitive environment in our industry and the markets in which we operate. In addition, forward-looking statements include statements involving trend analyses and statements including such words as "may," "believe," "could," "anticipate," "would," "might," "plan," "expect," and similar expressions or the negative of such terms or other comparable terminology. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K and are subject to business and economic risks. As such, our actual results could differ materially from those set forth in the forward-looking statements as a result of the factors set forth below in Part I, Item 1A, "Risk Factors," and in our other reports filed with the Securities and Exchange Commission. We assume no obligation to update the forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Item 1. *Business*

Overview

Cornerstone OnDemand, Inc. ("Cornerstone" or the "Company") was incorporated on May 24, 1999 in the state of Delaware and began its principal operations in November 1999.

Cornerstone is a leading global provider of comprehensive talent management solutions delivered as Software-as-a-Service ("SaaS"). Our solutions are designed to enable organizations to meet the challenges they face in empowering and maximizing the productivity of their human capital. These challenges include developing employees throughout their careers, engaging all employees effectively, improving business execution, cultivating future leaders, and integrating with an organization's extended enterprise of clients, vendors and distributors by delivering training, certification programs and other content. As of December 31, 2012, 1,237 clients used our core solution to empower more than 10.5 million users across 189 countries and 38 languages.

Our core solution, which serves enterprise and mid-market organizations, is a comprehensive and integrated cloud-based suite that delivers the following benefits:

- *Comprehensive Functionality.* Our suite consists of four clouds that address all stages of the employee lifecycle. These clouds include our Recruiting Cloud, Learning Cloud, Performance Cloud, and Extended Enterprise Cloud.
- *Flexible and Highly Configurable.* Clients can match the use of our software with their specific business processes and workflows. The flexibility of our suite allows our clients to deploy the four clouds individually or in any combination.
- *Easy-to-Use, Personalized User Interface.* Our suite employs an intuitive user interface and may be personalized for the end user, typically based on position, division, pay grade, location, manager and particular use of the suite.
- *Software-as-a-Service Model Lowers the Total Cost of Ownership and Speeds Delivery.* Our suite is accessible through a standard web browser and does not require the large investments in implementation time, personnel, hardware, and consulting services that are typical of hosted or on-premise software solutions.
- *Scalable to Meet the Needs of All Organizations.* We have built a highly scalable, multi-tenant, multi-user architecture that supports the complex needs of global corporations yet is capable of supporting deployments of any size. We currently support multiple client deployments of over 150,000 users, including one client with over 350,000 users.
- *Continued Innovation through Collaborative Product Development.* The vast majority of our thousands of software features were designed in collaboration with existing and prospective clients based on their specific functional requests.

In addition to our core solution, we offer Cornerstone for Small Business, or CSB, and Cornerstone for Salesforce. CSB is a talent management solution serving organizations with fewer than 500 employees. Cornerstone for Salesforce is a learning application developed natively on the Salesforce.com platform which allows organizations to provide seamless access to sales enablement and just-in-time training from within Salesforce.

Our clients include multi-national corporations, large domestic enterprises, mid-market companies, public sector organizations, higher education institutions, and non-profit entities, such as Advantage Sales & Marketing LLC, American International Group, Inc., Barclays Bank PLC, BMW AG, Carlson Restaurants Worldwide, Inc., Kaplan Higher Education Corporation, McKesson Corporation, Microsoft Corporation, Starwood Hotels & Resorts Worldwide Inc., Teach for America, Inc., U.S. Department of the Treasury, Virgin Media Limited, and Walgreen Co. While most of our deployments encompass most, or even all employees at a given client, some also include the employees of the extended enterprise of that client, such as employees of the client's customers, vendors and distributors.

We sell our solutions domestically and internationally through both direct and indirect channels, including direct sales teams throughout North America and Europe and distributor relationships with payroll, consulting and human resource, or HR, services companies.

We generally sell our solutions with multi-year agreements based on the number of employees. Clients generally are invoiced the consulting fees and the first year of the annual subscription fees upon contract execution. For amounts not invoiced in advance for multi-year subscriptions and consulting services, we invoice under various terms over the subscription period.

We have grown our business each of the last 11 years, and since 2002, we have averaged a 95% annual dollar retention rate, as described in "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Metrics.*" Since 2001, our implied monthly recurring revenue from existing clients has been greater at the end of each year than at the beginning of the year. Our net revenue has grown to $117.9 million in 2012 from $73.0 million in 2011 and from $43.7 million in 2010. Our gross revenue was $117.9 million in 2012, compared to gross revenue of $75.5 million in 2011 and $46.6 million in 2010, before $2.5 million and $2.9 million reductions of revenue in 2011 and 2010, respectively. These reductions in revenue were related to non-cash charges for common stock warrants. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Offsets to Revenue*" for additional information about common stock warrants that are accounted for as reductions of revenue.

The Market

Human capital is a major expense for all organizations. Based on the U.S. Bureau of Labor Statistics data as of September 2012, total compensation paid to the United States civilian workforce of approximately 155 million people exceeded $9.5 trillion in 2012.

Accordingly, organizations have long sought to optimize their investments in human capital. We believe that organizations face six major challenges in maximizing the productivity of their internal and external human capital:

- *Acquiring Talent.* Corporate recruiting has evolved from a process that was principally driven by traditional sources such as inbound resume submissions and job board postings to one that is inherently social in nature, with organizations increasingly seeking to fill open positions by recruiting internally and by leveraging the external networks of their employees.
- *Developing Talent.* Effectively orienting new hires and training employees throughout their careers to achieve their full potential, which has become more difficult with the Millennial generation entering the workforce, increasingly distributed workforces and heightened compliance requirements.
- *Engaging Employees.* Connecting with employees at all levels and locations of the organization to keep them motivated, which has become increasingly difficult with the rise of globalization and telecommuting.
- *Improving Business Execution.* Ensuring the effective alignment of employee behavior with the organization's objectives through goal management and employee assessment and development, as well as by linking compensation to performance.
- *Building a Leadership Pipeline.* Identifying, grooming and retaining individuals for leadership positions at all levels and across all parts of the organization, which has become an acute challenge with the growing mobility and turnover of employees and the impending retirements of the Baby Boomers.

- *Integrating with the Extended Enterprise of Customers, Vendors and Distributors.* Delivering training, certification programs and resources to the organization's network of customers, vendors, distributors and other third parties that constitute the organization's extended enterprise, which has become more difficult with the rise of outsourcing and increasing globalization.

Until the advent of software technology in the 1970's, written tracking systems were the only solution available for managing human capital. Software-based solutions such as spreadsheet-based tracking systems, custom-built software applications, third-party human resource information systems and third-party software applications provided by on-premise software vendors gradually became available. We refer to all of these approaches as hosted or on-premise solutions.

Recently, SaaS vendors dedicated to providing talent management software have emerged. We believe that just as organizations are increasingly choosing SaaS solutions for business applications such as sales force management, they are also increasingly adopting SaaS talent management solutions.

Many of the existing solutions suffer from one or more of the following shortcomings:

- *Narrow Functionality.* As they only address specific stages of the employee lifecycle, many solutions lack sufficient breadth of functionality to maximize employee productivity effectively.
- *Limited Configurability.* Most solutions are rigid and limit the ability of organizations to match their diverse workflows or to adopt their desired talent management practices.
- *Difficult to Use.* Inputting, updating, analyzing and sharing information is often cumbersome, resulting in low employee adoption and usage.
- *Costly to Deploy, Maintain and Upgrade.* Hosted or on-premise solutions require significant expense and time to deploy as well as require ongoing costs associated with IT support, network infrastructure, maintenance and upgrades.
- *Inability to Scale.* Many solutions are designed to support the needs of smaller organizations and have difficulty meeting the complex functional requirements or the sizeable infrastructure demands of larger enterprises.

Given the limitations of existing offerings, we believe there is a market opportunity for comprehensive, integrated solutions that help organizations manage all aspects of their internal and external human capital and link talent management to their business strategy.

The Cornerstone OnDemand Answer

Our core solution is a comprehensive SaaS suite that consists of four integrated clouds for recruiting, learning management, performance management and extended enterprise.

Our suite includes a number of cross-cloud tools for talent management analytics and reporting, employee profile management, and e-learning content aggregation and delivery. We also provide consulting services for configuration, integration and training for our suite. We believe that our core solution delivers the following benefits:

- *Comprehensive Functionality.* Our suite provides a comprehensive approach to talent management by offering four integrated clouds to address all stages of the employee lifecycle: recruiting, learning management, performance management and extended enterprise. Employees use our core solution throughout their careers to engage in performance processes such as goal management, performance reviews, competency assessments and compensatory reviews; to complete job-specific and compliance-related training; to evaluate potential career changes, development plans or succession processes; and to connect with co-workers by leveraging enterprise social networking tools.

Our clients can manage processes that span different talent management functions because our four clouds are tightly integrated. For example, our clients can automatically identify skill gaps as part of an employee's performance review, assign training to address those gaps and monitor the results of that training. Also, clients can identify high potential employees for future leadership positions and place them in executive development programs.

We believe our comprehensive, integrated suite allows our clients to align their talent management processes and practices with their broader strategic goals.

- *Flexible and Highly Configurable.* Our suite offers substantial configurability that allows our clients to match the use of our software with most of their specific business processes and workflows. Our clients can configure our suite by business unit, division, department, region, location, job position, pay grade, cost center, or self-defined organizational unit. Our clients are able to adjust features to configure specific processes, such as performance review workflows or training approvals, to match their existing or desired practices. This high level of configurability means that custom coding projects generally are not required to meet the diverse needs of our clients.

Our clients can deploy the four clouds individually or in any combination. As a result, our clients have the flexibility to purchase solely those clouds that solve their immediate talent management needs and can incrementally deploy additional clouds in the future as their needs evolve.

- *Easy-to-Use, Personalized User Interface.* Our suite employs an intuitive user interface and may be personalized for the end user, typically based on position, division, pay grade, location, manager and particular use of the solution. This ease of use limits the need for end-user training, which we believe increases user adoption rates and usage. While we typically train administrators, we have never been asked to conduct end-user training.
- *Software-as-a-Service Solution Lowers the Total Cost of Ownership and Speeds Delivery.* Our suite is accessible through a standard web browser and does not require the large investments in implementation time, personnel, hardware, and consulting that are typical of hosted or on-premise solutions. With a single code base to maintain, we are able to release improved functionality on a quarterly basis. This is a more rapid pace than most hosted or on-premise solution providers can afford to deliver.
- *Scalable to Meet the Needs of Organizations.* Our suite has been used by Fortune 100 companies since 2001. While the complex needs of these global corporations required us to build a solution that can scale to support large, geographically-distributed employee bases, our suite is capable of supporting deployments of any size. Today we service 14 multi-national corporations with over 150,000 active users each. Our largest deployment is for over 350,000 users and our smallest is for 42 users.
- *Continued Innovation through Collaborative Product Development.* We work collaboratively with our clients on an ongoing basis to develop almost every part of our suite. The vast majority of our thousands of software features were designed with existing and prospective clients based on their specific functional requests.

In addition to our core solution, we offer Cornerstone Small Business, or CSB, and Cornerstone for Salesforce. CSB is a talent management solution serving organizations with fewer than 500 employees. Cornerstone for Salesforce is a learning application developed natively on the Salesforce.com platform which allows organizations to provide seamless access to sales enablement and just-in-time training from within Salesforce.

Our Strategy

Our goal is to empower people, organizations, and communities with our comprehensive talent management solutions. Key elements of our strategy include:

Retain and Expand Business with Existing Clients. We believe our existing installed base of clients offers a substantial opportunity for growth.

- *Focus on Client Success, Retention and Growth.* We believe focusing on our clients' success will lead to our own success. We have developed a Client Success Framework that governs our operational model. Since 2002, we have averaged a 95% annual dollar retention rate. We strive to maintain our strong retention rates by continuing to provide our clients with high levels of service and support and increasing functionality.
- *Sell Additional Clouds to Existing Clients.* We believe there is a significant growth opportunity in selling additional functionality to our existing clients. Many clients have added functionality subsequent to their initial deployments as they recognize the benefits of our comprehensive suite, and as a result, approximately half of our clients today utilize the equivalent of two or more clouds. Still, we believe significant upsell opportunity remains within our existing client base. Not only is our goal to sell these clients additional clouds and services, but we also believe there is an opportunity to sell many of them higher-level packages within the clouds they have already purchased.

Strengthen Current Sales Channels. We intend to increase our investments in both direct and indirect sales channels to acquire new clients.

- *Invest in Direct Sales in North America.* We believe that the market for talent management is large and remains significantly underpenetrated. As a result, we plan to continue to grow both our enterprise and mid-market direct sales teams.
- *Expand and Strengthen Our Alliances.* We intend to grow our distribution channels through key alliances, including agreements with global vendors such as Appirio, Inc., Automatic Data Processing, Inc., Ellucian Company L.P., Intelladon Corporation, Workday, Inc., and Xerox Corporation (formerly Affiliated Computer Services, Inc.), as well as the continued expansion of our regional relationships with distributors like CDP Group, Limited (China), Ceridian Canada Ltd. (Canada), Comms Learning Limited (United Kingdom), Grupo Datamace (Brazil), Infosys Limited (India), ISQ eLearning (Portugal), Kalleo Learning (South Africa), Logica plc (Europe), Neoris de Mexico, S.A. de C.V. (Mexico), Neospheres SAS (France), QA Limited (United Kingdom), Sage Software, Inc. (North America), T2 Optimise PTY Ltd. (Asia Pacific), Talentech (Israel) and Xchanging HR Services Limited (United Kingdom).

- *Significantly Grow Our International Operation.* We believe a substantial opportunity exists to continue to grow sales of our solutions internationally. We intend to grow our Europe, Middle-East and Africa, or EMEA, operations, which provide for direct sales, alliances, services and support in the region. We have grown our EMEA client base from one client at December 31, 2007 to 175 clients at December 31, 2012. Additionally, we have recently opened new offices in Asia-Pacific, and we intend to grow our operations to provide direct sales, alliances, services and support in that region.

Continue to Innovate and Extend Our Technological Leadership. We believe we have developed over the last decade a deep understanding of the talent management challenges our clients face. We continually collaborate with our clients to build extensive functionality that addresses their specific needs and requests. We plan to continue to leverage our expertise in talent management and client relationships to develop new applications, features and functionality which will enhance our solutions and expand our addressable market.

Make Cornerstone Built to Last. Our growth strategy since inception has been deliberate, disciplined and focused on long-term success. This has allowed us to weather periods of economic turmoil and significant changes in the markets we serve without undergoing layoffs or business contraction. We plan to take the same systematic approach in the future.

Acquisitions. On April 5, 2012, we completed the acquisition of Sonar Limited, a New Zealand cloud-based talent management solution provider serving small businesses globally. Sonar Limited's talent management solution was rebranded as the Cornerstone Small Business solution.

In the future, we may seek to acquire or invest in additional businesses, products or technologies that we believe will complement or expand our solutions, enhance our technical capabilities or otherwise offer growth opportunities.

We are also committed to empowering our employees and the communities around us, in part demonstrated by our creation of the Cornerstone OnDemand Foundation.

Our Solutions

Our core solution is a comprehensive talent management suite that our clients use to find, develop, connect, evaluate and engage their human capital. We built this suite using a single code base and a multi-tenant, multi-user architecture that we host in our data centers. The suite consists of a collection of four integrated clouds, including the Recruiting Cloud, which we introduced in March 2012, as well as the Learning Cloud, Performance Cloud, and Extended Enterprise Cloud. These clouds can be purchased individually, and additional clouds can be added easily. We also offer a number of cross-cloud tools for analytics and reporting, employee profile management, employee on-boarding and e-learning content aggregation. In addition to our core solution, we offer Cornerstone Small Business and Cornerstone for Salesforce.

Our Clouds

Cornerstone Recruiting Cloud. Our Recruiting Cloud supports the modern ways that businesses source, recruit, hire and onboard new employees. The Recruiting Cloud is fully integrated with our existing talent management suite. It was built using Cornerstone's pure-cloud, multi-tenant architecture, leveraging a common platform, workflow engine, and reporting and administration model. This architecture provides clients with faster deployments, greater flexibility to adapt and change the application without cost or risk, and a seamless user experience across all Cornerstone applications. Clients use the Cornerstone Recruiting Cloud to:

- manage job requisitions;
- post jobs across both traditional job boards and social networks;
- create internal career centers and external career sites;
- manage and enhance employee referral programs;
- identify existing employee connections with candidates;
- quickly assess candidate skills and competencies;
- collaborate with hiring managers and employees throughout the screening process;
- search and compare internal and external candidates;
- build ongoing talent pools; and
- efficiently onboard new hires and accelerate time to productivity.

Cornerstone Learning Cloud. Our Learning Cloud helps clients deliver and manage enterprise training and development programs. It links employee development to other parts of the talent management lifecycle, including performance management and succession planning. The Cornerstone Learning Cloud supports all forms of training, including instructor-led training, e-learning and virtual classroom sessions. We have made tens of thousands of online training titles from over 15 global e-learning vendors accessible through the Cornerstone Learning Cloud to help clients reduce overall training expense and cost-effectively migrate to blended learning curricula of online and instructor-led training. Clients use the Cornerstone Learning Cloud to:

- manage local and global compliance programs, including the tracking of any recurring or non-recurring license, designation, certification, or other compliance-related training and continuing education requirements;
- administer on-boarding programs and orientation for new hires;
- access thousands of e-learning classes from our existing off-the-shelf content providers;
- create, publish and deliver the client's own proprietary training content with our authoring tools;
- automate the administration of instructor-led training sessions, and launch and track virtual classrooms through integrations with third-party tools like Cisco Webex and Microsoft LiveMeeting;
- deliver sophisticated curricula that can include multiple sequenced parts, multiple types of training and enforcement of pre-requisites and follow-up assignments;
- report on costs, participation levels and evaluations of development programs through permission-based dashboards, standard reports and custom reports; and
- enable enterprise social collaboration through rich user profiles as well as the ability to participate in discussions, send messages, contribute to corporate wikis, author blogs, subscribe to information feeds and download audio and videocasts.

Cornerstone Performance Cloud. Our Performance Cloud allows clients to direct and measure performance at the individual, departmental and organizational level through ongoing competency management, organizational goal setting, performance appraisal, compensation management and development planning. Performance data can also be used by the Learning Cloud to set training priorities and to make informed workforce planning decisions. Clients use the Cornerstone Performance Cloud to:

- cascade, track and report goals across the organization to improve business execution and proactively manage organizational objectives;
- identify competency and skill gaps within an organization through manager and peer assessments, using either the client's own proprietary models or third-party competency models;
- automate the annual and interim review process, benefit from a configurable workflow engine to design review questions and steps, automatically include the reviewee's individual goals and competencies, provide managers with a comment assistant and calibrate review scores;
- develop a pay-for-performance culture, aligning compensation allocation decisions with actual employee performance and goal achievement;
- allow managers to work with employees to develop personalized development plans or dynamically create individualized development plans based on competency gaps;
- view dashboards or generate reports and meaningful data on every phase of the performance management cycle; and
- make informed decisions about succession planning, potential organizational changes and retention of high-potential employees at all hierarchical levels.

Cornerstone Extended Enterprise Cloud. Our Extended Enterprise Cloud helps clients extend talent management to their customers, vendors, and distributors. The Cornerstone Extended Enterprise Cloud enables clients to develop new profit centers, increase sales, cut support costs and boost channel productivity. Clients use the Cornerstone Extended Enterprise Cloud to:

- administer for-profit training programs to their own customers more effectively, providing them with a delivery tool, an automated registration system and e-commerce capabilities;
- improve strategic partner enablement with better training, online best practice centers and more readily-available information on products and services;
- increase customer engagement through social collaboration, virtual communities, educational programs and the enablement of customer-driven product innovation initiatives;
- manage distributor certification programs; and
- deliver training and targeted information to members of trade associations or other member-based organizations.

Cross-Cloud Tools

Our core solution has a number of capabilities that cross each of our four integrated clouds. These include:

- *Analytics, Reporting, and Dashboards.* Our core solution employs a proprietary reporting engine. In addition to approximately 130 included standard reports, this solution includes a custom reporting tool that allows clients to create highly specific reports. This solution also includes dashboard technology to present graphical views of complex data.
- *MyTeam.* MyTeam enables managers to access all employee information, development activities, compliance status, performance data, succession plans, social collaboration updates and action items for team members from a single, highly graphical view. Managers may view information for their direct reporting employees or other employees in their organization.
- *Talent Profiles.* Managers can access integrated Talent Profiles to review key employee data in several locations across our core solution. Talent Profiles function as employee identification cards, detailing user record information, performance ratings, succession management data, enterprise social collaboration activity and informal manager comments. These profiles are available throughout this solution where quick access to information is desired, including in performance reviews, organizational charts, succession plans, compensation plans and user record editing.
- *E-Learning Content Aggregation.* We have entered into distributor relationships with many off-the-shelf e-learning content vendors. This enables us to provide access to tens of thousands of e-learning classes for distribution across our core solution. E-learning, like other forms of training, can be delivered in conjunction with development plans, competency assessments, succession planning scenarios, talent pools and career path exploration.
- *Cornerstone Mobile.* Cornerstone Mobile allows clients to access our core talent management suite from their mobile device. Key capabilities of Cornerstone Mobile include enabling clients to view employee profiles, search the employee directory, and access just-in-time video training.

Consulting Services

We offer comprehensive services to our clients to assist in the successful implementation of our solutions and to optimize our clients' use of our solutions during the terms of their engagements. Our consulting services are offered on a time-and-material basis at a blended hourly rate for all services or at fixed fees.

With our SaaS model, we have eliminated the need for lengthy and complex technology integrations, such as customizing software code, deploying equipment or maintaining unique delivery models or hardware infrastructure for individual clients. As a result, we typically deploy our core solution in significantly less time than required for similar deployments of hosted or on-premise software. Our consulting services include:

- *Implementation Services.* We deploy our core solution to clients through a documented process of discovery, design, and configuration. Most enterprise implementations require services for systems integration, data loading, and software configuration, as well as support with change management. For mid-market clients, this solution can be implemented in a matter of weeks. For enterprise clients, implementation typically takes three to four months.
- *Integration Services.* We provide a range of services and self-service tools to load data into a client's portal and to integrate our core solution with our client's existing systems. Integration services include data feeds to and from HR information systems and enterprise resource planning systems, single sign on, historical data loads and integration of proprietary content.
- *Content Services.* We offer e-learning content consulting services, including training needs analysis, content selection and curriculum design. In addition, we help clients manage their e-learning vendors, and we maintain an aggregated library of third-party online training classes in support of our clients.
- *Business Consulting Services.* We provide business consulting services for existing and prospective clients, such as business process mapping, guidance on industry best practices and project management services. We expect to add additional business consulting services in the future based on client demand.
- *Educational Services.* We provide product training to our clients during implementations and on an ongoing basis. We offer multiple forms of training, including custom classroom training, virtual instructor-led training, and asynchronous online training. Our training covers all aspects of administering and managing our core solution. In addition, our Educational Services team offers live coaching and custom content development support for clients.

Account Services

We are dedicated to the success of our clients. We have developed a Client Success Framework which governs our operational model, the structure of our Account Services team and the types of services necessary at each stage of a client's lifecycle.

Within this framework, we have developed the following roles with primary responsibility to our clients at various levels of their organizations:

- Account Managers who interact with executive-level sponsors at a client and are focused on the overall relationship, sales to existing clients and client business concerns;
- Client Success Managers who work directly with human resources executives at our clients to maximize the value of their investment in our core solution; and
- Product Specialists who interact with client administrators and are focused on features and functions of our core solution.

We believe this lifecycle-driven approach to client support and client success has contributed directly to our high client retention rate and high rankings for client satisfaction in independent research studies.

We offer support in multiple languages, at multiple levels, and through multiple channels, including global support coverage available 24 hours a day, seven days a week. We use our own enterprise social collaboration product to provide our clients and distributors with a virtual community to collaborate on product design, release management and best practices.

We monitor client satisfaction internally as part of formalized programs and at regular intervals during the client lifecycle, including during the transition from sales to implementation, at the completion of a consulting project and daily based on interactions with the Account Services team.

Our Customers

As of December 31, 2012, 1,237 clients used our core solution with over 10.5 million registered users across 189 countries. Our clients represent a variety of different industries, including business services, financial services, insurance, non-profits, retail and travel, education and publishing, healthcare, media and communications, the public sector and technology. No single customer accounted for 10% or more of our total revenues in 2012, 2011, or 2010. Some of our significant clients across a variety of different industries who have agreed to be named include:

Automotive
BMW AG
Jaguar Land Rover Automotive plc
Tata Motors Limited

Business Services
Advantage Sales & Marketing, LLC
Automatic Data Processing, Inc.
Kelly Services, Inc.

Education & Publishing
Bright Horizons Family Solutions LLC
Kaplan Higher Education Corporation
University of Southern California

Financial Services
American Bankers Association
Barclays Bank PLC
Société Générale Group

Food & Restaurants
Anheuser-Busch InBev SA/NV
Carlson Restaurants Worldwide, Inc.
The Cheesecake Factory, Inc.

Healthcare
BJC HealthCare
McKesson Corporation
Sanford Health

Insurance
American International Group, Inc.
Liberty Mutual Insurance Company
RSA Insurance Group plc

Media & Communications
EchoStar Corporation
Turner Broadcasting System, Inc.
Virgin Media Limited

Non-Profits
Feeding America
KIPP Foundation
Teach for America, Inc.

Public Sector
State of Nebraska
State of North Carolina
U.S. Department of the Treasury

Retail
True Value Company
United Supermarkets, Ltd.
Walgreen Co.

Technology
BMC Software Inc.
Microsoft Corporation
Trend Micro Inc.

Travel
Hyatt Hotels Corporation
Starwood Hotels & Resorts Worldwide Inc.
Vail Resorts, Inc.

Technology, Operations and Development

Technology

Our core solution is designed with an on-demand architecture which our clients access via a standard web browser. Our core solution uses a single code base, with all of our clients running on the current version of our software. From time to time, we may maintain a marginally divergent version for a strategic client for a limited period of time, solely for our convenience. Our core solution has been specifically built to deliver:

- a consistent, intuitive end-user experience to limit the need for product training and to encourage high levels of end-user adoption and engagement;
- modularity and flexibility, by allowing our clients to activate and implement virtually any combination of the features we offer;
- high levels of configurability to enable our clients to mimic their existing business processes, workflows, and organizational hierarchies within our suite;
- web services to facilitate the importing and exporting of data to and from other client systems, such as enterprise resource planning and human resource information system platforms;
- scalability to match the needs of the largest global enterprises and to meet future client growth; and
- rigorous security standards and high levels of system performance and availability demanded by our clients.

Our core solution offers a localized user interface and currency conversion capabilities. It is currently available in the following languages: Bahasa (Indonesia), Bahasa (Malaysia), Bulgarian, Chinese Simplified, Chinese Traditional (Hong Kong), Croatian, Czech, Danish, Dutch, English (Australia), English (UK), English (US), Estonian, Finnish, French (Canada), French (France), German, Greek, Hebrew, Hungarian, Italian, Japanese, Korean, Latvian, Lithuanian, Norwegian, Polish, Portuguese (Brazil), Portuguese (Portugal), Romanian, Russian, Slovakian, Slovenian, Spanish (Latin America), Spanish (Spain), Swedish, Thai, Turkish, and Ukrainian.

Our core solution is deployed using a multi-tenant and multi-user architecture, which provides our enterprise clients with their own instance of a database. We employ a modularized architecture to balance the load of clients on separate sub-environments, as well as to provide a flexible method for scalability without impacting other parts of the current environment. This architecture allows us to provide the high levels of uptime required by our clients. Our existing infrastructure has been designed with sufficient capacity to meet our current and future needs.

Security is of paramount importance to us due to the sensitive nature of employee data. We have designed our core solution to meet rigorous industry security standards and to assure clients that their sensitive data is protected across the system. We ensure high levels of security by segregating each client's data from the data of other clients and by enforcing a consistent approach to roles and rights within the system. These restrictions limit system access to only those individuals authorized by our clients. We also employ multiple standard technologies, protocols and processes to monitor, test and certify the security of our infrastructure continuously, including periodic security audits and penetration tests conducted by our clients and third parties.

We are standardized on Microsoft .NET technologies and write the majority of our software in industry-standard software programming languages, such as C#. We use Web 2.0 technologies, such as AJAX, extensively to enhance the usability, performance, and overall user experience of our core solution. Microsoft SQL Server is deployed for our relational database management system. Apart from these and other third-party components, our entire core solution has been specifically built and upgraded by our in-house development team. We have not acquired or integrated any other third-party technology as the basis of any of our four integrated clouds for recruiting, learning, performance, and extended enterprise. On April 5, 2012, we completed the acquisition of Sonar Limited, a New Zealand cloud-based talent management solution provider serving small businesses globally. Sonar Limited's talent management solution was not integrated into our four clouds, but instead was rebranded as the Cornerstone Small Business solution.

Operations

We physically host our core solution for our clients in two secure third-party data center facilities, one located in El Segundo, California and the other located in London, United Kingdom. Both facilities are leased from Equinix, Inc. These facilities provide physical security, including manned security 365 days a year, 24 hours a day, seven days a week, biometric access controls and systems security, including firewalls, encryption, redundant power and environmental controls.

Our infrastructure includes firewalls, switches, routers, load balancers, and IDS/IPS from Cisco Systems to provide the networking infrastructure and high levels of security for the environment. We use IBM Blade Center servers and rack-mounted servers to run our core solution and Akamai Technologies' Global Network of Edge Servers for content caching. We use storage area network, or SAN, hardware from EMC and HP at our data center. These SAN systems have been architected for high performance and data-loss protection, and we believe these systems have the capacity and scalability to enable us to grow for the foreseeable future.

Research and Development

The responsibilities of our research and development organization include product management, product development, quality assurance and technology operations. Our research and development organization is located primarily in our Santa Monica, California headquarters. Our development methodology, in combination with our SaaS delivery model, allows us to release new and enhanced software features on a quarterly or more frequent basis. We follow a well-defined communications process to support our clients with release management. We patch our software on a bi-weekly basis. Based on feedback from our clients and prospects, we continuously develop new functionality while enhancing and maintaining our existing solutions. We do not need to maintain multiple engineering teams to support different versions of the code because all of our clients are running on the current version of our solutions.

Our research and development expenses were $14.9 million in 2012, $10.1 million in 2011, and $5.6 million in 2010.

Sales and Marketing

Sales

We sell our software and services both directly through our sales force, and indirectly through our domestic and international network of distributors. We currently service clients in a wide range of industries, including business services, financial services, healthcare, insurance, manufacturing, retail, and high technology. We have a number of direct sales teams organized by market segment and geography, which are as follows:

- *Enterprise.* Our enterprise sales team sells to large enterprises with 3,000 or more employees. This team is composed primarily of experienced solution sales executives, with an average tenure of 19 years in sales. We intend to continue to grow this team.
- *Mid-Market.* Our mid-market sales team sells to organizations with fewer than 3,000 employees. This team is composed primarily of experienced sales individuals, with an average tenure of 17 years in sales. We plan to grow this team with the addition of regional sales people throughout the U.S.
- *EMEA.* We have both enterprise and mid-market sales professionals based in core European markets, and we intend to add additional sales personnel throughout Europe.

- *Strategic Accounts.* We have a strategic accounts team focused on the sale to large multi-national corporations.
- *Public Sector.* Our public sector sales team targets federal, state & local government, as well as K-12 and higher education institutions. We recently formed this team, and we plan to grow it in the near term.
- *APAC.* We have enterprise sales professionals based in core Asia-Pacific markets including Hong Kong, Australia and India and intend to add additional sales personnel throughout Asia.
- *Small Business.* Our Cornerstone Small Business sales team is targeted to clients with fewer than 500 employees. On April 5, 2012, we completed the acquisition of Sonar Limited, a New Zealand cloud-based talent management solution provider serving small businesses globally. Sonar Limited's talent management solution was rebranded as Cornerstone Small Business, or CSB.

Our direct sales team is supported by product specialists who provide technical and product expertise to facilitate the sales process. Our sales enablement professionals provide on-boarding and ongoing professional development for the sales professionals to increase their effectiveness at selling in the field. We also maintain a separate team of account managers responsible for renewals and up-sales to existing clients, as described above.

Marketing

We manage global demand generation programs, develop sales pipelines and enhance brand awareness through our marketing initiatives. Our marketing programs target HR executives, technology professionals and senior business leaders. Our principal marketing initiatives include:

- *Demand Generation.* Our demand generation activities include lead generation through email and direct mail campaigns, participation in industry events, securing event speaking opportunities, online marketing and search marketing.
- *Corporate Marketing.* We market to our clients by leveraging product marketing, client success stories, thought leadership content, and brand awareness advertising campaigns. Additionally, we host regional client user group meetings and our annual Cornerstone Convergence global user conferences. We also co-market with our strategic distributors, including joint press announcements and demand generation activities.
- *Marketing Communications.* We undertake media relations, corporate communications, analyst relations activities and social media outreach.

Strategic Relationships

We have entered into alliance agreements in order to expand our capabilities and geographic presence and provide our clients with access to specific types of content.

Outsourcing and Distribution Relationships

We have developed a network of outsourcing, distribution, and referral relationships to expand our reach and provide product and services sales through indirect channels. These include resale agreements with global vendors such as Affiliated Computer Services, Inc., Appirio, Inc., Automatic Data Processing, Inc., and Ellucian Company L.P., as well as regional distributors such as BSI Tecnologia in Brazil, CDP Group, Limited in China, Comms Learning Limited in the United Kingdom, Grupo Datamace in Brazil, Infosys Limited in India, ISQ eLearning in Portugal, Kalleo Learning in South Africa, Logica plc in Europe, Neoris de Mexico, S.A. de C.V. in Mexico, Neospheres SAS in France, QA Limited in the United Kingdom, Sage Software, Inc. in North America, Xpert Learning in United Arab Emirates, T2 Optimise PTY Ltd. in Asia Pacific, Talentech Ltd. in Israel, and Xchanging HR Services Limited in the United Kingdom. We expect to continue to add distributors to build our sales presence in certain geographic and vertical markets.

Consulting and Services Relationships

We have entered into alliance relationships with HR consulting firms to deliver consulting services, such as implementation and content development services, to clients.

Content and Product Relationships

We have developed distributor agreements with a wide range of vendors which provide off-the-shelf e-learning content and custom learning content development services. Through this network, we are able to offer an extensive library of online training content to our clients through our core solution. Our content distributors for e-learning content include industry leaders as well as regional and vertically-focused online training providers. In addition, we have agreements with providers of specific competency models for use by our clients directly in our core solution.

Competition

The market for talent management software specifically, and for human resource technology generally, is highly competitive, rapidly evolving and fragmented. This market is subject to changing technology, shifting client needs and frequent introductions of new products and services.

Most of our sales efforts are competitive, often involving requests for proposals, or RFPs. We compete primarily on the basis of providing a comprehensive, fully integrated suite for talent management as opposed to specific service offerings.

In the applicant tracking systems segment, which the Cornerstone Recruiting Cloud serves, our competitors include Taleo Corporation, which was acquired by Oracle Corporation in April 2012, and Kenexa Corporation, which was acquired by International Business Machines Corporation in August 2012. These vendors are, like us, largely SaaS providers. We compete in this segment primarily on the basis of:

- the level of integration of our Recruiting Cloud within our talent management suite;
- the social nature of our Recruiting Cloud, which leverages our clients' ecosystems as well as integrations with leading social networks to offer enhanced recruiting capabilities;
- the ability to compare internal and external candidates to fill open positions and enable talent mobility;
- the quality of our service and focus on client success;
- our ability to provide scalability and flexibility for large global deployments; and
- the ease of use of our Recruiting Cloud and overall user experience.

In the learning management systems segment, which the Cornerstone Learning Cloud and Cornerstone Extended Enterprise Cloud each serve, our competitors include Saba Software, Inc. and SumTotal Systems, Inc. Most of our competitors in this segment have multiple versions of hosted or on-premise software, whereas we offer a single version of our software. In this segment, we compete primarily based on:

- the quality of our service and focus on client success;
- the ease of use of our Learning Cloud and Extended Enterprise Cloud and overall user experience;
- the breadth of our Learning Cloud and Extended Enterprise Cloud to meet our clients' current and evolving needs;
- our ability to provide scalability and flexibility for large and complex global deployments;
- our integration with third-party e-learning providers domestically and internationally; and
- our ability to serve the extended enterprise of our clients' partners, distributors, contractors, alumni, members, volunteers and customers.

In the performance management systems segment, which the Cornerstone Performance Cloud serves, our competitors include Halogen Software, Inc., Peoplefluent, Inc., Lumesse Limited and SuccessFactors, Inc., which was acquired by SAP America, Inc. in February 2012. These vendors are, like us, largely SaaS providers. We compete in this segment primarily on the basis of:

- the criticality of learning and development to an effective performance management program, relying on our strengths in both learning and performance management;
- the quality of our service and focus on client success;
- the breadth and depth of our product functionality;
- the flexibility and configurability of our Performance Cloud to meet the changing content and workflow requirements of our clients' business units;
- the level of integration, configurability, security, scalability and reliability of our Performance Cloud; and
- our vision of integrated talent management, combined with our ability to innovate and respond to client needs rapidly.

In addition, we occasionally compete with custom-built software that is designed to support the needs of a single organization, as well as with third-party talent and human resource application providers like Jive Software, Inc. that focus on specific aspects of talent management, such as social networking.

Many of our competitors and potential competitors have greater name recognition, longer operating histories and larger marketing budgets. For additional information, see "*Risk Factors—Risks Related to Our Business and Industry—The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed*" and "*Risk Factors—Mergers of or other strategic transactions by our competitors could weaken our competitive position or reduce our revenue.*"

Government Contracts

Many of our contracts with government agencies are subject to termination at the election of the government agency. While none of our government contracts provide for renegotiation of fees at the election of the Government, it is possible that the government agency could request, and that we could under certain circumstances agree to, the renegotiation of the payments otherwise payable under such contracts. However, we have not in the past renegotiated significant payment terms under our government contracts. For additional information, see "*Risk Factors—We face risks associated with our sales to governmental entities.*"

The Cornerstone OnDemand Foundation

To demonstrate our commitment to empowering people and communities, we formed the Cornerstone OnDemand Foundation, or the Foundation, in 2010. The Foundation seeks to empower communities in the United States and internationally by increasing the impact of the non-profit sector through the utilization of our core solution and strategies.

The Foundation focuses its efforts on the areas of education, workforce development and disaster relief. We have enlisted the help of our employees, clients and distributors to support the Foundation in its efforts. The Foundation is designed to be self-sustaining over time through a variety of ongoing funding streams, such as donations, sponsorships and distribution fees. The Foundation offers a number of programs to support the non-profit sector, including:

- *Non-Profit Program.* The Foundation offers non-profit clients our core solution and services at a discount, in certain cases of up to 100%. We currently have direct agreements providing similar pricing with non-profit clients, including:

Education	Workforce Development	Disaster Relief
KIPP	Goodwill	Feeding America
New Leaders	United Way	Oxfam
Teach for America	Women for Women International	Save the Children

- *HR Pro Bono Corps.* In our experience, non-profits often lack the capacity or HR resources to invest in the training and development of their employees and volunteers. In response, the Foundation formed an HR Pro Bono Corps in order to match non-profits in need of human capital management related consulting with HR professionals from our global client base who are willing to consult on a voluntary basis.
- *Gift of Learning.* This program offers non-profits the unique opportunity to access online training and development at no cost. Most non-profit organizations lack the resources and the capacity to consistently and effectively invest in their people. Through the Gift of Learning, the Foundation donates e-learning content annually to non-profits domestically and abroad. Non-profit beneficiaries can choose up to five individuals in their organization, which can be employees, volunteers or clients, to access the Gift of Learning library which contains over 40 e-learning courses on a wide variety of topics including courses on leadership development, effective communication skills, project management, and desktop products.
- *Strategic Initiatives.* In addition to its support of individual non-profits, the Foundation seeks to improve the sector at large by incubating and implementing strategic initiatives that address a critical market need. The Foundation is working on creating strategic initiatives around the areas of volunteer management, teacher empowerment and disaster preparedness and response. Specifically, the Foundation worked with our non-profit clients and other clients to help us develop a volunteer management solution to meet the needs of both the non-profits using volunteers and the organizations supplying them. This solution was released in 2012 and is provided at a significant discount to the nonprofit sector. The Foundation is also currently engaged with its K-12 partners to help us in the development of a teacher empowerment solution for identifying, engaging and empowering the current and next generation of leaders, who will be a critical force in driving education reform efforts nationwide. In addition, the disaster ready initiative is an ambitious effort which leverages the capabilities of our core solution to create a centralized portal to provide emergency responders and volunteers with daily access to on-line content and training specific to disaster preparedness and response. As part of this initiative, the Foundation sources relevant training resources and contracts directly with content developers to create customized e-learning courses thereby dramatically improving the availability and delivery of training for aid workers worldwide and addressing a significant challenge facing the humanitarian relief field.

We are currently finalizing the terms of our relationship with the Foundation.

Proprietary Rights

To safeguard our proprietary and intellectual property rights, we rely upon a combination of patent, copyright, trade secret and trademark laws in the United States and in other jurisdictions, and on contractual restrictions. Our key assets include our software code and associated proprietary and intellectual property rights, in particular the trade secrets and know-how associated with our core talent management solution which we developed internally over the years. We were issued a patent for our software in 2003 which expires in 2021; we have since filed for additional patent protection, we own registered trademarks and we will continue to evaluate the need for additional patents and trademarks. We have confidentiality and license agreements with employees, contractors, clients, distributors and other third parties, which limit access to and use of our proprietary information and software.

Though we rely in part upon these legal and contractual protections, we believe that factors such as the skills and ingenuity of our employees, creation of new modules, features, and functionality, collaboration with our clients, and frequent enhancements to our solutions are larger contributors to our success in the marketplace.

Despite our efforts to preserve and protect our proprietary and intellectual property rights, unauthorized third parties may attempt to copy, reverse engineer, or otherwise obtain portions of our product. Competitors may attempt to develop similar products that could compete in the same market as our products. Unauthorized disclosure of our confidential information by our employees or third parties could occur. Laws of other jurisdictions may not protect our proprietary and intellectual property rights from unauthorized use or disclosure in the same manner as the United States. The risk of unauthorized uses of our proprietary and intellectual property rights may increase as we continue to expand outside of the United States.

Third-party infringement claims are also possible in our industry, especially as software functionality and features expand, evolve, and overlap with other industry segments. Current and future competitors, as well as non-practicing patent holders, could claim at any time that some or all of our software infringes on patents they now hold or might obtain or be issued in the future.

Seasonality

Our sales are seasonal in nature. We sign a higher percentage of agreements with new clients, as well as renewal agreements with existing clients, in the fourth quarter of each year. In addition, within a given quarter, we sign a significant portion of these agreements during the last month, and often the last two weeks, of that quarter. We believe this seasonality is driven by several factors, most notably the tendency of procurement departments at our clients to purchase technology at the end of a quarter or calendar year, possibly in order to use up their available quarterly or annual funding allocations, or to be able to deploy new talent management capabilities prior to the beginning of a new financial or performance period. As the terms of most of our client agreements are measured in full year increments, agreements initially entered into the fourth quarter or last month of any quarter will generally come up for renewal at that same time in subsequent years.

Business Segment and Geographical Information

We operate in a single operating segment. For geographic financial information, see Note 13 to our consolidated financial statements, which is incorporated herein by reference.

Employees

At December 31, 2012, we had 750 employees, which is a 48% increase from 507 employees at December 31, 2011. None of our employees are covered by a collective bargaining agreement, and we have never experienced a strike or similar work stoppage. We consider our relations with our employees to be strong. Internally, we strive to empower our people by using our core solution to on-board, develop, connect, align, assess, retain and promote our own employees.

Additional Information

Our Internet address is www.cornerstoneondemand.com. We make available free of charge through our Internet website our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. Information contained on, or that can be accessed through, our website is not incorporated by reference into this report, and you should not consider information on our website to be part of this report.

The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The public also may read and copy these filings at the SEC's

Public Reference Room at 100 F Street N.E., Washington, DC 20549. Information about this Public Reference Room is available by calling (800) SEC-0330.

Item 1A. *Risk Factors*

The following risk factors and other information included in this Annual Report on Form 10-K should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we presently deem less significant may also impair our business operations. Please see Item 1. Business—Forward Looking Statements of this Annual Report on Form 10-K for a discussion of the forward-looking statements that are qualified by these risk factors. If any of the events or circumstances described in the following risk factors actually occurs, our business, operating results, and financial condition could be materially adversely affected.

Risks Related to Our Business and Industry

We have a history of losses, and we cannot be certain that we will achieve or sustain profitability.

We have incurred losses since our inception. We experienced net losses of $31.4 million, $63.9 million, and $48.4 million in 2012, 2011 and 2010, respectively. At December 31, 2012, our accumulated deficit was $196.0 million and total stockholders' equity was $46.6 million. We expect to continue to incur operating losses as a result of expenses associated with the continued development and expansion of our business. Our expenses include among others, sales and marketing, research and development, consulting and support services and other costs relating to the development, marketing and sale and service of our solutions that may not generate revenue until later periods, if at all. Any failure to increase revenue or manage our cost structure as we implement initiatives to grow our business could prevent us from achieving or sustaining profitability. In addition, our ability to achieve profitability is subject to a number of the risks and uncertainties discussed below, many of which are beyond our control. We cannot be certain that we will be able to achieve or sustain profitability on a quarterly or annual basis.

Unfavorable conditions in our industry or the global economy, or reductions in information technology spending, could limit our ability to grow our business and negatively affect our operating results.

Our operating results may vary based on the impact of changes in our industry or the global economy on us or our clients. The revenue growth and potential profitability of our business depends on demand for enterprise application software and services generally and for talent management solutions in particular. We sell our core solution primarily to large mid-sized and small business organizations whose businesses fluctuate based on general economic and business conditions. In addition, a portion of our revenue is attributable to the number of users of our solutions at each of our clients, which in turn is influenced by the employment and hiring patterns of our clients and potential clients. To the extent that weak economic conditions cause our clients and potential clients to freeze or reduce their headcount, demand for our solutions may be negatively affected. Historically, economic downturns have resulted in overall reductions in spending on information technology or talent management solutions as well as pressure for extended billing terms, as occurred during the recent recession. If economic conditions deteriorate or do not materially improve, our clients and potential clients may elect to decrease their information technology and talent management budgets by deferring or reconsidering product purchases, which would limit our ability to grow our business and negatively affect our operating results.

Our financial results may fluctuate due to our long, variable and, therefore, unpredictable sales cycle and our focus on large and mid-market organizations.

We plan our expenses based on certain assumptions about the length and variability of our sales cycle. If our sales cycle becomes longer or more variable, our results may be adversely affected. Our sales cycle generally varies in duration between two to nine months and, in some cases, much longer depending on the size of the potential client. Factors that may influence the length and variability of our sales cycle include among others:

- the need to educate potential clients about the uses and benefits of our solutions;
- the relatively long duration of the commitment clients make in their agreements with us;
- the discretionary nature of potential clients' purchasing and budget cycles and decisions;
- the competitive nature of potential clients' evaluation and purchasing processes;
- evolving functionality demands of potential clients;
- fluctuations in the talent management needs of potential clients;
- announcements or planned introductions of new products by us or our competitors; and
- lengthy purchasing approval processes of potential clients.

The fluctuations that result from the length and variability of our sales cycle may be magnified by our focus on sales to large and mid-sized organizations. If we are unable to close an expected significant transaction with one or more of these companies in a particular period, or if an expected transaction is delayed until a subsequent period, our operating results, and in particular our bookings, for that period, and for any future periods in which revenue from such transaction would otherwise have been recognized, may be adversely affected.

Our financial results may fluctuate due to other factors, including invoicing terms, some of which may be beyond our control.

There are a number of other factors that may cause our financial results to fluctuate from period to period, including among others:

- changes in billing cycles and the size of advance payments relative to overall contract value in client agreements;
- the extent to which new clients are attracted to our solutions to satisfy their talent management needs;
- the timing and rate at which we sign agreements with new clients;
- our access to service providers when we outsource client service projects and our ability to manage the quality and completion of the related client implementations;
- the timing and duration of our client implementations, which is often outside of our direct control, and our ability to provide resources for client implementations and consulting projects;
- the extent to which we retain existing clients and satisfy their requirements;
- the extent to which existing clients renew their subscriptions to our solutions and the timing of those renewals;
- the extent to which existing clients purchase or discontinue the use of additional solutions and add or decrease the number of users;
- the extent to which our clients request enhancements to underlying features and functionality of our solutions and the timing for us to deliver the enhancements to our clients;
- the addition or loss of large clients, including through acquisitions or consolidations;
- the number and size of new clients, as well as the number and size of renewal clients in a particular period;
- the mix of clients between small, mid-sized and large organizations;
- changes in our pricing policies or those of our competitors;
- seasonal factors affecting demand for our solutions or potential clients' purchasing decisions;
- the financial condition and creditworthiness of our clients;
- the amount and timing of operating expenses, including those related to the maintenance and expansion of our business, operations and infrastructure;
- the timing and success of new product and service introductions by us;
- the timing of expenses related to the development of new products and technologies, including enhancements to our solutions;
- the timing and success of current and new competitive products and services by our competitors;
- other changes in the competitive dynamics of our industry, including consolidation among competitors, clients or strategic partners;
- our ability to manage our existing business and future growth, including in terms of additional clients, incremental users and new geographic regions;
- expenses related to our data centers and the expansion of such data centers;
- the effects of, and expenses associated with, acquisitions of third-party technologies or businesses and any potential future charges for impairment of goodwill resulting from those acquisitions;
- general economic, industry and market conditions; and
- various factors related to disruptions in our SaaS hosting network infrastructure, defects in our solutions, privacy and data security, and exchange rate fluctuations, each of which is described elsewhere in these risk factors.

In light of the foregoing factors, we believe that our financial results, including our revenue and deferred revenue levels, may vary significantly from period-to-period. As a result, period-to-period comparisons of our operating results may not be meaningful and should not be relied on as an indication of future performance.

The forecasts of market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, or at all.

Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates which may not prove to be accurate. Forecasts relating to the expected growth in the SaaS market or talent management market may prove to be inaccurate. Even if these markets experience the forecasted growth, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties.

Even if demand for talent management products and services increases generally, there is no guarantee that demand for SaaS solutions like ours will increase to a corresponding degree.

The widespread adoption of our solutions depends not only on strong demand for talent management products and services generally, but also for products and services delivered via a SaaS business model in particular. There are still a significant number of organizations that have adopted no talent management functions at all, and it is unclear whether such organizations ever will adopt such functions and, if they do, whether they will desire SaaS talent management solutions like ours. As a result, we cannot assure you that our SaaS talent management solutions will achieve and sustain the high level of market acceptance that is critical for the success of our business.

Our business depends substantially on clients renewing their agreements and purchasing additional solutions from us or adding additional users. Any decline in our client renewals or purchases of additional clouds or additional users would harm our future operating results.

In order for us to improve our operating results, it is important that our clients renew their agreements with us when the initial contract term expires and also purchase additional clouds or add additional users. Our clients have no obligation to renew their subscriptions after the initial subscription period, and we cannot assure you that clients will renew subscriptions at the same or higher level of service, if at all. In the past, some of our clients have elected not to renew their agreements with us. Moreover, certain of our clients have the right to cancel their agreements for convenience, subject to certain notice requirements and, in some cases, early termination fees. Our clients' renewal rates may decline or fluctuate as a result of a number of factors, including their satisfaction or dissatisfaction with our solutions, pricing, the prices of competing products or services, mergers and acquisitions affecting our client base, reduced hiring by our clients or reductions in our clients' spending levels. If our clients do not renew their subscriptions, renew on less favorable terms, fail to purchase additional clouds, or fail to add new users, our revenue may decline, and our operating results may be harmed.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for talent management software is highly competitive, rapidly evolving and fragmented. Many of our competitors and potential competitors are larger and have greater brand name recognition, much longer operating histories, larger marketing budgets and significantly greater resources than we do, and, with the introduction of new technologies and market entrants, we expect competition to intensify in the future. If we fail to compete effectively, our business will be harmed. Some of our principal competitors offer their products or services at a lower price, which has resulted in pricing pressures. Similarly, some competitors offer different billing terms, which has resulted in pressures on our billing terms. If we are unable to maintain our pricing levels and billing terms, our operating results could be negatively impacted. In addition, pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our solutions to achieve or maintain more widespread market acceptance, any of which could harm our business.

We face competition from paper-based processes and desktop software tools. We also face competition from custom-built software that is designed to support the needs of a single organization, as well as from third-party talent and human resource application providers. These software vendors include, without limitation, Halogen Software, Inc., Kenexa, Inc., which was acquired by International Business Machines Corporation in August 2012, Lumesse AS, Peoplefluent, Inc., Saba Software, Inc., SilkRoad Technology, Inc., SuccessFactors, Inc., which was acquired by SAP America, Inc. in February 2012, SumTotal Systems, Inc., and Taleo Corporation, which was acquired by Oracle Corporation in April 2012. In addition, some of the parties with which we maintain business alliances offer or may offer products or services that compete with our products or services.

Many of our competitors are able to devote greater resources to the development, promotion and sale of their products and services. In addition, many of our competitors have established marketing relationships, access to larger client bases and major distribution agreements with consultants, system integrators and distributors. Moreover, many software vendors could bundle human resource products or offer such products at a lower price as part of a larger product sale. In addition, some competitors may offer software that addresses one, or a limited number, of talent management functions at a lower price point or with greater depth than our solutions. As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or client requirements. Further, some potential clients, particularly large enterprises, may elect to develop their own internal solutions. For all of these reasons, we may not be able to compete successfully against our current and future competitors.

Mergers of or other strategic transactions by our competitors could weaken our competitive position or reduce our revenue.

If one or more of our competitors were to merge, acquire or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. For example, in February 2012, SAP America, Inc. acquired SuccessFactors, Inc., one of our competitors; in April 2012, Oracle Corporation acquired Taleo Corporation, another one of our competitors; and in August 2012 International Business Machines Corporation acquired Kenexa, Inc., also one of our competitors. Our competitors may also establish or strengthen cooperative relationships with our current or future strategic distributors, systems integrators, HR outsourcers, payroll services companies, third-party consulting firms or other parties with whom we have relationships, thereby limiting our ability to promote our solutions and limiting the number of consultants available to implement our solutions. Disruptions in our business caused by these events could reduce our revenue.

Our business and operations are experiencing rapid growth and organizational change. If we fail to effectively manage such growth and change in a manner that preserves the key aspects of our corporate culture, our business and operating results could be harmed.

We have experienced, and may continue to experience, rapid growth and organizational change, which has placed, and may continue to place, significant demands on our management, operational and financial resources. For example, our headcount has grown from 507 employees on December 31, 2011 to 750 employees on December 31, 2012. In addition, we have established offices in Australia, France, Germany, Hong Kong, India, Israel, Italy, New Zealand, Spain and the United Kingdom. We may continue to expand our international operations into other countries in the future, either organically or through acquisitions. We have also experienced significant growth in the number of users, transactions and data that our SaaS hosting infrastructure supports. Finally, our organizational structure is becoming more complex as we improve our operational, financial and management controls as well as our reporting systems and procedures. We will require significant capital expenditures and the allocation of valuable management resources to grow and change in these areas without undermining our corporate culture of rapid innovation, teamwork and attention to client success that has been central to our growth so far. If we fail to manage our anticipated growth and change in a manner that preserves the key aspects of our corporate culture, the quality of our solutions may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract clients.

For a detailed discussion of the risks related to our ability to expand our business internationally, manage growth in our SaaS hosting network infrastructure, and expand parts of our organization to implement improved operational, financial and management controls and reporting systems, see the following risk factors "*—As a newly public company, we are obligated to develop and maintain proper and effective internal control over financial reporting. If our internal control over financial reporting is ineffective, our financial reporting may not be accurate, complete and timely, and our auditors may be unable to attest to its effectiveness when required, thus adversely affecting investor confidence in our company." And "We currently have a limited number of international offices and are expanding our international operations. Additionally, we do not have substantial experience in all international markets and may not achieve the results that we expect."*

We may acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders or otherwise disrupt our operations and harm our operating results.

In April 2012, we acquired Sonar Limited, a SaaS talent management solution provider serving small businesses. In the future, we may seek to acquire or invest in other businesses, products or technologies that we believe could complement or expand our existing solutions, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are ultimately consummated.

Other than our acquisition of Sonar Limited, we do not have any experience in acquiring other businesses. We may not be able to successfully integrate the personnel, operations and technologies of any other businesses that we may acquire in the future or effectively manage the combined business following the acquisition. We may also not achieve the anticipated benefits from other acquired businesses due to a number of factors, including:

- unanticipated costs or liabilities associated with the acquisition;
- incurrence of acquisition-related costs;
- diversion of management's attention from other business concerns;
- harm to our existing relationships with distributors and clients as a result of the acquisition;
- the potential loss of key employees;

- the use of resources that are needed in other parts of our business; and
- the use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill, which must be assessed for impairment at least annually, or to intangible assets, which are assessed for impairment upon certain triggering events. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could harm our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results. For example, in our recent acquisition of Sonar Limited, we issued an aggregate of 46,694 shares of our common stock. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.

As a public company, we are obligated to develop and maintain proper and effective internal control over financial reporting. If our internal control over financial reporting is ineffective, our financial reporting may not be accurate, complete and timely, and our auditors may be unable to attest to its effectiveness when required, thus adversely affecting investor confidence in our company.

We are required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the year ended December 31, 2012 and in each year thereafter. Our auditors also need to attest to the effectiveness of our internal control over financial reporting. These assessments will need to include disclosure of any material weaknesses in our internal control over financial reporting.

We have incurred significant costs assessing our system of internal control over financial reporting and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may discover, and may not be able to remediate, future significant deficiencies or material weaknesses, or we may be unable to complete our evaluation, testing or any required remediation in a timely fashion. Failure of our internal control over financial reporting to be effective could cause our financial reporting to be inaccurate, incomplete or delayed. Moreover, even if no inaccuracy, incompletion or delay of reporting results, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert, and our auditors will be unable to affirm, that our internal control is effective, in which case investors may lose confidence in the accuracy and completeness of our financial reports, which could have a material adverse effect on the price of our common stock.

Our systems collect, access, use and store personal and other client proprietary information. As a result, we are subject to security risks and are required to invest significant resources to prevent or correct problems caused by security breaches. If a security breach occurs, our reputation could be harmed, our business may suffer, and we could incur significant liability.

Our talent management solutions involve the storage and transmission of clients' proprietary and confidential information over the Internet (including public networks), and security breaches, unauthorized access, unauthorized usage, virus or similar breach or disruption could result in loss of this information, damage to our reputation, early termination of our contracts, litigation, regulatory investigations or other liabilities. In addition, errors in the storage or transmission of such information could compromise the security of that information. If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise and, as a result, someone obtains unauthorized access to client data, our reputation will be damaged, our business may suffer and we could incur significant liability. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems and the data stored in these systems. Because there is a time lag associated with developing adequate protections against such new developments and techniques, unauthorized access or sabotage of our systems and the information processed in connection with our business may result. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and clients. Any violations of privacy or information security could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and adversely impact our results of operations and financial condition, including our ability to make required reporting and disclosures as a public company. Moreover, if a high-profile security breach occurs with respect to another SaaS provider, our clients and potential clients may lose trust in the security of the SaaS business model generally, which could adversely impact our ability to retain existing clients or attract new ones.

Any significant disruption in our SaaS hosting network infrastructure could harm our reputation, require us to provide credits or refunds, result in early termination of a client agreement or a loss of clients, and adversely affect our business.

Our SaaS hosting network infrastructure is a critical part of our business operations. Our clients access our talent management solutions through a standard web browser. Our clients depend on us for fast and reliable access to our solutions. Our software is proprietary, and we rely on the expertise of members of our engineering and software development teams for the continued performance of our solutions. We have experienced, and may in the future experience, disruptions in our computing and communications infrastructure. Factors that may cause such disruptions that may harm our reputation include:

- human error;
- security breaches;
- telecommunications outages from third-party providers;
- computer viruses;
- acts of terrorism, sabotage or other intentional acts of vandalism, including cyber attacks;
- unforeseen interruption or damages experienced in moving hardware to a new location;
- fire, earthquake, flood and other natural disasters; and
- power loss.

Although we generally back up our client databases hourly, store our data in more than one geographically distinct location at least weekly and perform real-time mirroring of data to disaster recovery locations, we do not currently offer immediate access to disaster recovery locations in the event of a disaster or major outage. Thus, in the event of any of the factors described above, or certain other failures of our computing infrastructure, clients may not be able to access their data for 24 hours or more. There is a remote chance that client data from recent transactions may be permanently lost or otherwise compromised. Moreover, some of our agreements include performance guarantees and service level standards that obligate us to provide credits, or refunds or termination rights in the event of a significant disruption in our SaaS hosting network infrastructure or other technical problems that relate to the functionality or design of our solutions.

We rely on third-party computer hardware and software that may be difficult to replace or could cause errors in or failures of our service.

In addition to the software we develop, we rely on computer hardware, purchased or leased, and software licensed from third parties in order to deliver our solutions. This hardware and software may not continue to be available on commercially reasonable terms, if at all. Any loss of the right to use any of this hardware or software could result in delays in our ability to provide our solutions until equivalent technology is either developed by us or, if available, identified, obtained and integrated. In addition, errors or defects in third-party hardware or software used in our solutions could result in errors or a failure of our solutions, which could harm our business. Moreover, we utilize self-managed, co-location facilities. If our co-location facilities do not scale and support our continued growth on a more cost-effective basis than a fully managed third-party environment, our business may be negatively impacted.

Defects in our solutions could affect our reputation, result in significant costs to us, and impair our ability to sell our solutions and related services.

Defects in our solutions could adversely affect our reputation, result in significant costs to us, and impair our ability to sell our solutions in the future. The costs incurred in correcting any solution defects may be substantial and could adversely affect our operating results. Although we continually test our solutions for defects and work with clients through our client support organization to identify and correct errors, defects in our solutions are likely to occur in the future. Any defects that cause interruptions to the availability of our solutions could result in:

- lost or delayed market acceptance and sales of our solutions;
- early termination of client agreements or loss of clients;
- credits or refunds to clients;
- product liability suits against us;
- diversion of development resources;
- injury to our reputation; and
- increased maintenance and warranty costs.

While our client agreements typically contain limitations and disclaimers that purport to limit our liability for damages related to defects in our solutions, such limitations and disclaimers may not be enforced by a court or other tribunal or otherwise effectively protect us from such claims.

If we fail to manage our SaaS hosting network infrastructure capacity, our existing clients may experience service outages and our new clients may experience delays in the deployment of our talent management solutions.

We have experienced significant growth in the number of users, transactions and data that our hosting infrastructure supports. We seek to maintain sufficient excess capacity in our SaaS hosting network infrastructure to meet the needs of all of our clients. We also seek to maintain excess capacity to facilitate the rapid provision of new client deployments and the expansion of existing client deployments. However, the provision of new hosting infrastructure requires significant lead time. If we do not accurately predict our infrastructure capacity requirements, our existing clients may experience service outages that may subject us to financial penalties, financial liabilities and client losses. If our hosting infrastructure capacity fails to keep pace with increased sales, clients may experience delays as we seek to obtain additional capacity, which could harm our reputation and adversely affect our revenue growth.

Our growth depends in part on the success of our strategic relationships with third parties.

We anticipate that we will continue to depend on various third-party relationships in order to grow our business. In addition to growing our indirect sales channels, we intend to pursue additional relationships with other third parties, such as technology and content providers and implementation consultants. Identifying, negotiating and documenting relationships with third parties require significant time and resources, as does integrating third-party content and technology. Our agreements with distributors and providers of technology, content and consulting services are typically non-exclusive, do not prohibit them from working with our competitors or from offering competing services and generally do not have minimum purchase commitments. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our solutions. In addition, these distributors and providers may not perform as expected under our agreements, and we have had, and may in the future have, disagreements or disputes with such distributors and providers, which could negatively affect our brand and reputation. A global economic slowdown could also adversely affect the businesses of our distributors, and it is possible that they may not be able to devote the resources we expect to our relationships with such distributors.

If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our operating results could suffer. Even if we are successful, we cannot assure you that these relationships will result in improved operating results.

Failure to effectively expand our direct sales teams and develop and expand our indirect sales channel will impede our growth.

We will need to continue to expand our sales and marketing infrastructure in order to grow our client base and our business. We plan to significantly expand our direct sales teams and engage additional third-party distributors, both domestically and internationally. Identifying, recruiting and training these people and entities will require significant time, expense and attention. Our business will be seriously harmed and our financial resources will be wasted if our efforts to expand our direct and indirect sales channels do not generate a corresponding increase in revenue. In particular, if we are unable to hire, develop and retain talented sales personnel or if our new direct sales personnel are unable to achieve expected productivity levels in a reasonable period of time, we may not be able to significantly increase our revenue and grow our business.

If we fail to retain key employees and recruit qualified technical and sales personnel, our business could be harmed.

We believe that our success depends on the continued employment of our senior management and other key employees, such as our chief executive officer. In addition, because our future success is dependent on our ability to continue to enhance and introduce new software and services, we are heavily dependent on our ability to attract and retain qualified engineers with the requisite education, background and industry experience. As we expand our business, our continued success will also depend, in part, on our ability to attract and retain qualified sales, marketing and operational personnel capable of supporting a larger and more diverse client base. The loss of the services of a significant number of our engineers or sales people could be disruptive to our development efforts or business relationships. In addition, if any of our key employees joins a competitor or decides to otherwise compete with us, we may experience a material disruption of our operations and development plans, which may cause us to lose clients or increase operating expenses as the attention of our remaining senior managers is diverted to recruit replacements for the departed key employees.

In cases where we are asked by clients to deploy our solutions on their behalf, failure to effectively manage such client deployments by us or our third-party service providers could adversely impact our business.

Clients have the option of implementing our solutions themselves or relying on us to do so on their behalf. In cases where we are asked to deploy a solution for a client, we need to have a substantial understanding of such client's business so that we can configure the solution in a manner that complements its existing business processes and integrates the solution into its existing systems. It may be difficult for us to manage the timeliness of these deployments and the allocation of personnel and resources by us or our clients. In certain situations, we also work with third-party service providers in the deployment of our solutions, and we may experience difficulties managing such third parties. Failure to successfully manage client deployments by us or our third-party service providers could harm our reputation and cause us to lose existing clients, face potential client disputes or limit the rate at which new clients purchase our solutions.

Because we recognize revenue from client subscriptions over the term of the agreement, a significant downturn in our business may not be immediately reflected in our operating results.

Generally, we recognize revenue from subscription agreements monthly over the terms of these agreements, which is typically three years for our core solution. As a result, a significant portion of the revenue we report in each quarter is generated from client agreements entered into during previous periods. Consequently, a decline in new or renewed subscriptions in any one quarter may not impact our revenue and financial performance in that quarter, but will negatively affect our revenue and financial performance in future quarters. If a number of contracts expire and are not renewed in the same quarter, our revenue will decline significantly in that quarter and subsequent quarters. In addition, we may be unable to adjust our fixed costs in response to reduced revenue. Accordingly, the effect of significant declines in sales and market acceptance of our solutions may not be reflected in our short-term results of operations.

Because we generally recognize subscription revenue from our clients over the terms of their agreements but incur most costs associated with generating such agreements upfront, rapid growth in our client base may put downward pressure on our operating income in the short term.

The expenses associated with generating client agreements are generally incurred up front but the resulting subscription revenue is generally recognized over the life of the agreements; therefore, increased growth in the number of our clients will result in our recognition of more costs than revenue during the early periods covered by such agreements, even in cases where the agreements are expected to be profitable for us over their full terms.

Certain of our operating results and financial metrics are difficult to predict as a result of seasonality.

We have historically experienced seasonality in terms of when we enter into client agreements for our solutions. We sign a significantly higher percentage of agreements with new clients, and renewal agreements with existing clients, in the fourth quarter of each year and a significant portion of these agreements are signed during the last month, and with respect to each quarter, often the last two weeks of the quarter. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenue, due to the fact that we generally recognize subscription revenue over the term of the client agreement, which is generally three years. We expect this seasonality to continue, in the future, which may cause fluctuations in certain of our operating results and financial metrics, and thus difficulties in predictability.

Integrated, comprehensive SaaS solutions such as ours represent a relatively recent approach to addressing organizations' talent management challenges, and we may be forced to change the prices we charge for our solutions, or the pricing model upon which they are based, as the market for these types of solutions evolves.

Providing organizations with applications to address their talent management challenges through integrated, comprehensive SaaS solutions is a developing market. The market for these solutions is therefore still evolving, and competitive dynamics may cause pricing levels, as well as pricing models generally, to change, as the market matures and as existing and new market participants introduce new types of solutions and different approaches to enable organizations to address their talent management needs. As a result, we may be forced to reduce the prices we charge for our solutions or the pricing model on which they are based, and may be unable to renew existing client agreements or enter into new client agreements at the same prices and upon the same terms that we have historically, which could have a material adverse effect on our revenue, gross margin and other operating results.

Existing or future laws and regulations relating to privacy or data security could increase the cost of our solutions and subject us or our clients to litigation, regulatory investigations and other potential liabilities.

Our talent management solutions enable our clients to collect, manage and store a wide range of data related to every phase of the employee performance and management cycle. The United States and various state governments have adopted or proposed limitations on the collection, distribution and use of personal information. Several foreign jurisdictions, including the European Union and the United Kingdom, China, Korea, Japan, Singapore, Australia and India, have adopted legislation (including directives or regulations) that increase or change the requirements governing data collection and storage in these jurisdictions. If our privacy or data security measures fail to comply with current or future laws and regulations, we may be subject to litigation, regulatory investigations or other liabilities. Moreover, if future laws and regulations limit our clients' ability to use and share employee data or our ability to store, process and share data with our clients over the Internet, demand for our solutions could decrease, our costs could increase, and our results of operations and financial condition could be harmed.

Evolving regulation of the Internet or changes in the infrastructure underlying the Internet may adversely affect our financial condition by increasing our expenditures and causing client dissatisfaction.

As Internet commerce continues to evolve, regulation by federal, state or foreign agencies may increase. We are particularly sensitive to these risks because the Internet is a critical component of our business model. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Legislation has been proposed that may impact the way that Internet service providers treat Internet traffic. The outcome of such proposals is uncertain but certain outcomes may negatively impact our business or increase our operating costs. Any regulation imposing greater fees for Internet use or restricting information exchanged over the Internet could result in a decline in the use of the Internet and the viability of Internet-based services, which could harm our business.

In addition, the rapid and continual growth of traffic on the Internet has resulted at times in slow connection and download speeds among Internet users. Our business expansion may be harmed if the Internet infrastructure cannot handle our clients' demands or if hosting capacity becomes insufficient. If our clients become frustrated with the speed at which they can utilize our solutions over the Internet, our clients may discontinue the use of our talent management solutions and choose not to renew their contracts with us.

We currently have a limited number of international offices and are expanding our international operations. Additionally, we do not have substantial experience in all international markets and may not achieve the results that we expect.

We currently have international offices in Australia, France, Germany, Hong Kong, India, Israel, Italy, New Zealand, Spain and the United Kingdom, and we may expand our international operations into other countries in the future. International operations involve a variety of risks, including:

- unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;
- differing labor regulations;
- regulations relating to data security and the unauthorized use of, or access to, commercial and personal information;
- greater difficulty in supporting and localizing our products;
- changes in a specific country's or region's political or economic conditions;
- challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, controls, policies, benefits and compliance programs;
- limited or unfavorable intellectual property protection; and
- restrictions on repatriation of earnings.

We have less significant experience in marketing, selling and supporting our products and services abroad. Our less significant experience in operating our business internationally increases the risk that any potential future expansion efforts that we may undertake will not be successful. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

If we fail to develop our brand cost-effectively, our business may suffer.

We believe that developing and maintaining awareness of the Cornerstone OnDemand brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future solutions and is an important element in attracting new clients. Furthermore, we believe that the importance of brand recognition will increase as competition in our market increases. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful services at competitive prices. In the past, our efforts to build our brand have involved significant expenses. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brand. In addition, the Cornerstone OnDemand Foundation shares our company name and any negative perceptions of any kind about the Foundation could adversely affect our brand and reputation. If we fail to successfully promote and maintain our brand, or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, we may fail to attract enough new clients or retain our existing clients to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

We face risks associated with our sales to governmental entities.

Sales to governmental entities currently account for a small portion of our revenue, but we may increase sales to such entities in the future. The risks associated with doing business with governmental entities include, but are not limited to, the following:

- Selling to governmental entities can be more competitive, expensive and time-consuming than selling to private entities;

- Governmental entities may have significant leverage in negotiations, thereby enabling such entities to demand contract terms that differ from what we generally agree to in our standard agreements, including, for example, most favored nation clauses and terms allowing contract termination for convenience;
- Government demand and payment for our solutions may be influenced by public sector budgetary cycles and funding authorizations, with funding reductions or delays having an adverse impact on public sector demand for our solutions; and
- Government contracts are generally subject to audits and investigations, which we have no experience with, including termination of contracts, refund of a portion of fees received, forfeiture of profits, suspension of payments, fines and suspensions or debarment from future government business.

While our experience dealing with governmental entities has so far been limited, to the extent that we become more reliant on contracts with government clients in the future, our exposure to such risks could increase, which, in turn, could adversely impact our business.

If for any reason we are not able to develop enhancements and new features, keep pace with technological developments or respond to future disruptive technologies, our business will be harmed.

Our future success will depend on our ability to adapt and innovate. To attract new clients and increase revenue from existing clients, we will need to enhance and improve our existing solutions and introduce new features. The success of any enhancement or new feature depends on several factors, including timely completion, introduction and market acceptance. If we are unable to successfully develop or acquire new features or clouds or enhance our existing solutions to meet client needs, our business and operating results will be adversely affected.

In addition, because our solutions are designed to operate on a variety of network, hardware and software platforms using Internet tools and protocols, we will need to continuously modify and enhance our solutions to keep pace with changes in internet-related hardware, software, communication, browser and database technologies. If we are unable to respond in a timely and cost-effective manner to these rapid technological developments, our solutions may become less marketable and less competitive or obsolete, and our operating results may be negatively impacted.

Finally, our ability to grow is subject to the risk of future disruptive technologies. If new technologies emerge that are able to deliver talent management solutions at lower prices, more efficiently or more conveniently, such technologies could adversely impact our ability to compete.

We might require additional capital to support business growth, and this capital might not be available on acceptable terms, if at all.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges, including the need to develop new features or enhance our existing solutions, improve our operating infrastructure or acquire complementary businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through issuances of equity or debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired.

If we fail to adequately protect our proprietary rights, our competitive advantage and brand could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of patents, copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed products may be unenforceable under the laws of certain jurisdictions and foreign countries. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase. We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. These agreements may not be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions. Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. If we fail to secure, protect and enforce our intellectual property rights, we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights, which could seriously harm our brand and adversely impact our business.

We may be sued by third parties for alleged infringement of their proprietary rights or may find it necessary to enter into licensing arrangements with third parties to settle or forestall such claims, either of which could have a material adverse effect on our results of operations and financial condition.

There is considerable patent and other intellectual property development activity in our industry. Our success depends in part upon our not infringing the intellectual property rights of others. However, our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our industry or, in some cases, our technology or products. From time to time, such third parties may claim that we are infringing their intellectual property rights, and we may actually be found to be infringing such rights. Moreover, we may be subject to claims of infringement with respect to technology that we acquire or license from third parties. The risk that we could be subject to infringement claims is increasing as the number of products and companies competing with our solutions grows. Any claims or litigation could require the commitment of substantial time and resources and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty or licensing payments, indemnify our clients, distributors or other third parties, modify or discontinue the sale of our products, or refund fees, any of which would deplete our resources and adversely impact our business. We have in the past obtained, and may in the future obtain, licenses from third parties to forestall or settle potential claims that our products and technology infringe the intellectual property rights of others. Discussions and negotiations with such third parties, whether successful or unsuccessful, could result in substantial costs and the diversion of management resources, either of which could seriously harm our business.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with clients and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services, or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments could harm our business, operating results and financial condition. From time to time, we are requested by clients to indemnify them for breach of confidentiality with respect to personal data. Although we normally do not agree to, or contractually limit our liability with respect to, such requests, the existence of such a dispute with a client may have adverse effects on our client relationships and reputation.

We use open source software in our products, which could subject us to litigation or other actions.

We use open source software in our products and may use more open source software in the future. From time to time, there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products. In addition, if we were to combine our proprietary software products with open source software in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary software products. If we inappropriately use open source software, we may be required to re-engineer our products, discontinue the sale of our products or take other remedial actions.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in full compliance with applicable laws.

Our solutions are subject to export controls, including the Commerce Department's Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department's Office of Foreign Assets Controls, and exports of our solutions must be made in compliance with these laws. If we fail to comply with these U.S. export control laws and import laws, including U.S. Customs regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. In addition, if our distributors fail to obtain appropriate import, export or re-export licenses or authorizations, we may also be adversely affected through reputational harm and penalties. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming and is not guaranteed, and may result in the delay or loss of sales opportunities. Furthermore, the U.S. export control laws and economic sanctions laws prohibit the shipment of certain products and services to U.S. embargoed or sanctioned countries, governments and persons. Even though we take precautions to prevent our solutions from being shipped or provided to U.S. sanctions targets, our solutions and services could be shipped to those targets or provided by our distributors despite such precautions. Any such shipment could have negative consequences, including government investigations, penalties and reputational harm. In addition, various countries regulate the import of certain encryption technology, including through import permitting or licensing requirements, and have enacted laws that could limit our ability to distribute our solutions or could limit our clients' ability to implement our solutions in those countries. Changes to our solutions or changes in export and import regulations may create delays in the introduction and sale of our solutions in international markets, prevent our clients with international operations from deploying our solutions or, in some cases, prevent the export or import of our solutions to certain countries, governments or persons altogether. Any change in export or import regulations, economic sanctions or related laws, shift in the enforcement or scope of existing regulations, or change in the countries, governments, persons or technologies targeted by such regulations, could result in decreased use of our solutions, or in our decreased ability to export or sell our solutions to existing or potential clients with international operations. Any decreased use of our solutions or limitation on our ability to export or sell our solutions would likely adversely affect our business, financial condition and results of operations.

Fluctuations in the exchange rate of foreign currencies could result in foreign currency gains and losses.

We currently have foreign sales denominated in Australian Dollars, Canadian Dollars, Euros, Great British Pounds, Indian Rupees, Japanese Yen, New Zealand Dollars, Singapore Dollars, and South African Rand and may in the future have sales denominated in the currencies of additional countries. In addition, we incur a portion of our operating expenses in Great British Pounds and Euros and, to a much lesser extent, in Australian Dollars, Canadian Dollars, Danish Krone, Indian Rupees, Israeli New Shekels, New Zealand Dollars, and Swedish Krona. Any fluctuation in the exchange rate of these foreign currencies may negatively impact our business, financial condition and operating results. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets.

We are exposed to fluctuations in the market values of our investments and in interest rates, either of which could impair the market value of our investments and harm our financial results.

At December 31, 2012, we had $76.4 million in cash and cash equivalents, which primarily consisted of money market funds backed by United States Treasury Bills. In the future, we may invest in short-term marketable securities with maturities of up to one year. Investments are subject to general credit, liquidity, market and interest rate risks, which have been exacerbated by unusual events such as the financial and credit crisis, bankruptcy filings in the United States and the recent debt-ceiling debate, which in turn have affected various sectors of the financial markets and led to global credit and liquidity issues.

Because the market value of fixed-rate debt securities may be adversely impacted by a rise in interest rates, our future investment income may fall short of expectations if interest rates rise. In addition, we may suffer losses if we are forced to sell securities that have experienced a decline in market value because of changes in interest rates. Currently, we do not use financial derivatives to hedge our interest rate exposure.

The fair value of investments may change significantly due to events and conditions in the credit and capital markets. Any investment securities that we hold, or the issuers of such securities, could be subject to review for possible downgrade. Any downgrade in these credit ratings may result in an additional decline in the estimated fair value of our investments. Changes in the various assumptions used to value these securities and any increase in the perceived market risk associated with such investments may also result in a decline in estimated fair value.

In the event of adverse conditions in the credit and capital markets, and to the extent we make future investments, our investment portfolio may be impacted, and we could determine that some or all of our investments experienced an other-than-temporary decline in fair value, requiring impairment, which could adversely impact our financial position and operating results.

Changes in financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, we retrospectively adopted the amended guidance for revenue recognition for arrangements with multiple deliverables on January 1, 2009, which had a material impact on our financial position and results of operations.

Risks Related to Tax Issues

We are a multinational organization faced with increasingly complex tax issues in many jurisdictions, and we could be obligated to pay additional taxes in various jurisdictions.

As a multinational organization, we are subject to taxation in several jurisdictions around the world with increasingly complex tax laws, the application of which can be uncertain. The amount of taxes we pay in these jurisdictions could increase substantially as a result of changes in the applicable tax principles, including increased tax rates, new tax laws or revised interpretations of existing tax laws and precedents, which could have a material adverse effect on our liquidity and results of operations. In addition, the authorities in these jurisdictions could review our tax returns and impose additional tax, interest and penalties, and the authorities could claim that various withholding requirements apply to us or our subsidiaries or assert that benefits of tax treaties are not available to us or our subsidiaries, any of which could have a material impact on us and the results of our operations.

Taxing authorities could reallocate our taxable income among our subsidiaries, which could increase our consolidated tax liability.

We conduct operations worldwide through subsidiaries in various tax jurisdictions pursuant to transfer pricing arrangements between our subsidiaries. If two or more affiliated companies are located in different countries, the tax laws or regulations of each country generally will require that transfer prices be the same as those between unrelated companies dealing at arms' length and that contemporaneous documentation is maintained to support the transfer prices. While we believe that we operate in compliance with applicable transfer pricing laws and intend to continue to do so, our transfer pricing procedures are not binding on applicable tax authorities. If tax authorities in any of these countries were to successfully challenge our transfer prices as not reflecting arm's length transactions, they could require us to adjust our transfer prices and thereby reallocate our income to reflect these revised transfer prices, which could result in a higher tax liability to us. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it would increase our consolidated tax liability, which could adversely affect our financial condition, results of operations and cash flows.

Our ability to use net operating loss carryforwards to reduce future tax payments may be limited if we experience a change in ownership, or if taxable income does not reach sufficient levels.

Under Section 382 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change" (generally defined as a greater than 50% change (by value) in its equity ownership over a three year period), the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. We may experience ownership changes in the future and subsequent shifts in our stock ownership. As a result, we may be limited in the portion of net operating loss carryforwards that we can use in the future to offset taxable income for U.S. Federal income tax purposes.

Risks Related to Ownership of our Common Stock

An active trading market for our common stock may not be sustained, and the trading price of our common stock may be volatile.

Our shares of common stock began trading on the NASDAQ Global Market on March 17, 2011. Given the limited trading history of our common stock, there is a risk that an active trading market for our common stock will not be sustained, which could put downward pressure on the market price of our common stock and thereby affect the ability of our stockholders to sell their shares. In addition, the trading price of our common stock has at times been volatile and could continue to be subject to significant fluctuations in response to various factors, some of which are beyond our control. For example, after opening at $13.00 per share upon the commencement of our initial public offering, our common stock has experienced an intra-day trading high of $34.13 per share and an intra-day trading low of $11.50 per share. In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies operating in such markets. The market price of our common stock may be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including as a result of factors unrelated to our operating performance and prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including:

- our operating performance and the performance of other similar companies;
- the overall performance of the equity markets;
- developments with respect to intellectual property rights;
- publication of unfavorable research reports about us or our industry or withdrawal of research coverage by securities analysts;
- speculation in the press or investment community;
- the size of our public float;
- natural disasters or terrorist acts;
- announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments; and
- global economic, legal and regulatory factors unrelated to our performance.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who covers us downgrade our stock or publish incorrect or unfavorable research about our business, our stock price would likely decline. In addition, if one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

We incur significant costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could adversely affect our operating results.

As a newly public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements. These requirements include compliance with Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Global Market. Our management team is adapting to the requirements of being a public company. If these requirements divert our management's attention from other business concerns, they could have a material adverse effect on our business, prospects, financial condition and operating results. In addition, complying with these rules and regulations has substantially increased our legal and financial compliance expenses, has made some activities more time-consuming and costly, and may in the future require us to reduce costs in other areas of our business or increase the prices of our solutions, which could negatively impact our business.

Our principal stockholders have a controlling influence over our business affairs and may make business decisions with which our stockholders disagree and which may adversely affect the value of our stockholders' investment.

As of December 31, 2012, our executive officers and directors beneficially owned, in the aggregate, approximately 23% of our outstanding common stock. As a result, if some of these persons or entities act together, they will have the ability to significantly influence matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws and the approval of any business combination. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares.

The issuance of additional stock in connection with acquisitions, our stock incentive plans, warrants or otherwise will dilute all other stockholdings.

Our certificate of incorporation authorizes us to issue up to 1,000,000,000 shares of common stock and up to 50,000,000 shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue all of these shares that are not already outstanding without any action or approval by our stockholders. We intend to continue to evaluate strategic acquisitions in the future. We may pay for such acquisitions, partly or in full, through the issuance of additional equity. For example, in our recent acquisition of Sonar Limited, we issued an aggregate of 46,694 shares of our common stock. Any issuance of shares in connection with our acquisitions, the exercise of stock options or warrants, the vesting of restricted stock units or otherwise would dilute the percentage ownership held by existing investors.

We do not expect to declare any dividends in the foreseeable future.

We do not anticipate declaring any cash dividends to holders of our common stock in the foreseeable future. In addition, our existing credit facility prohibits us from paying cash dividends, and any future financing agreements may prohibit us from paying any type of dividends. Consequently, investors may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

Anti-takeover provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

Our certificate of incorporation, bylaws and Delaware law contain provisions that may have the effect of delaying or preventing a change in control of us or changes in our management. Our certificate of incorporation and bylaws include provisions that:

- authorize "blank check" preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock;
- create a classified board of directors whose members serve staggered three-year terms;
- specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of the board, the chief executive officer or the president;
- establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;
- provide that our directors may be removed only for cause;
- provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum;
- specify that no stockholder is permitted to cumulate votes at any election of directors; and
- require supermajority votes of the holders of our common stock to amend specified provisions of our charter documents.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us.

Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.

To the extent that our pre-tax income or loss becomes relatively modest, our ability to conclude that a control deficiency is not a material weakness or that an accounting error does not require a restatement could be adversely affected.

Under the Sarbanes-Oxley Act of 2002, our management is required to assess the impact of control deficiencies based upon both quantitative and qualitative factors, and depending upon that analysis we classify such identified deficiencies as either a control deficiency, significant deficiency or a material weakness. One element of our analysis of the significance of any control deficiency is its actual or potential financial impact. This assessment will vary depending on our level of pre-tax income or loss. For example, a smaller pre-tax income or loss will increase the likelihood of a quantitative assessment of a control deficiency as a significant deficiency or material weakness.

To the extent that our pre-tax income or loss is relatively small, if management or our independent registered public accountants identify an error in our interim or annual financial statements, it is more likely that such an error may be determined to be a material weakness or be considered a material error that could, depending upon the complete quantitative and qualitative analysis, result in our having to restate previously issued financial statements.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. ***Properties***

Our principal offices are located in Santa Monica, California, where we occupy approximately 53,000 square feet of office space under one operating lease that expires in January 2019. On September 1, 2013, we will occupy approximately 16,000 square feet of additional office space under our principal office lease in Santa Monica. We have additional established offices in Auckland, Hong Kong, London, Mumbai, Munich, Madrid, Paris, Rome, Sydney and Tel Aviv to support our international operations. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate planned expansion of our operations. We also lease space in various locations throughout the United States for local sales and professional services personnel. Our foreign subsidiaries lease office space for their operations, including their local sales and professional services personnel.

Item 3. ***Legal Proceedings***

From time to time, we are involved in a variety of claims, suits, investigations and proceedings arising from the ordinary course of our business, including actions with respect to intellectual property claims, breach of contract claims, labor and employment claims, tax and other matters. Although claims, suits, investigations and proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome, litigation can have an adverse impact on us because of defense costs, diversion of management resources and other factors. In addition, it is possible that an unfavorable resolution of one or more such proceedings could in the future materially and adversely affect our financial position, results of operations or cash flows in a particular period.

Item 4. ***Mine Safety Disclosures***

Not applicable.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market for Our Common Stock and Related Stockholder Matters

Our common stock has been traded on the NASDAQ Global Market under the symbol "CSOD" since March 17, 2011. Prior to that time, there was no public market for our common stock. The following table sets forth for the periods indicated the high and low closing sale prices for our common stock as reported on the NASDAQ Global Market.

	Fiscal 2011		Fiscal 2012	
	High	Low	High	Low
First Quarter (from March 17, 2011)	$ 19.07	$ 17.94	$ 22.13	$ 17.58
Second Quarter	22.74	17.39	23.81	18.26
Third Quarter	19.48	12.13	30.94	22.33
Fourth Quarter	18.75	12.44	32.33	26.03

Holders of Record

As of January 31, 2013 there were 48 holders of record of our common stock. Because many of our shares of common stock are held of record by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by such record holders.

Dividend Policy

We have never declared or paid, and do not anticipate declaring or paying, any cash dividends on our common stock. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Currently, our credit agreement with Silicon Valley Bank prohibits our payment of dividends.

STOCK PRICE PERFORMANCE GRAPH

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), or incorporated by reference into any filing of Cornerstone OnDemand, Inc. under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

The following graph compares (i) the cumulative total stockholder return on our common stock from March 17, 2011 through December 31, 2012 with (ii) the cumulative total return of the NASDAQ Global Market Index and (iii) the NASDAQ Computer & Data Processing Index over the same period, assuming the investment of $100 in our common stock and in both of the other indices on March 17, 2011 and the reinvestment of all dividends. As discussed above, we have never declared or paid a cash dividend on our common stock and do not anticipate declaring or paying a cash dividend in the foreseeable future.

COMPARISON OF CUMULATIVE TOTAL RETURN OF CORNERSTONE ONDEMAND*


$180
$160
$140
$120
$100
$80
$60
03/17/11
03/31/11
06/30/11
09/30/11
12/31/11
03/31/12
06/30/12
09/30/12
12/31/12
Cornerstone OnDemand
NASDAQ Global Market Index
NASDAQ Computer & Data Processing Index

* Returns are based on historical results and are not necessarily indicative of future performance. See the disclosure in Part I, Item 1A. "Risk Factors."

	March 17, 2011	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012
Cornerstone OnDemand	$ 100.00	$ 95.60	$ 92.55	$ 65.76	$ 95.65	$ 114.53	$ 124.86	$ 160.78	$ 154.85
NASDAQ Global Market Index	$ 100.00	$ 106.82	$ 104.41	$ 81.85	$ 86.60	$ 102.27	$ 101.20	$ 105.13	$ 100.04
NASDAQ Computer & Data Processing Index	$ 100.00	$ 105.61	$ 103.17	$ 94.97	$ 101.97	$ 126.00	$ 116.86	$ 123.92	$ 114.69

The comparisons shown in the graph are based upon historical data. We caution that the stock price performance shown in the graph above is not necessarily indicative of, nor is it intended to forecast, the potential future performance of our common stock.

Equity Compensation Plan Information

The information required by this item is incorporated by reference to the information disclosed under the caption "Executive Compensation and Related Information" in our Proxy Statement for the 2013 Annual Meeting of Stockholders.

Recent Sales of Unregistered Securities

None.

Use of Proceeds

Our initial public offering of common stock was effected through a Registration Statement on Form S-1 (File No. 333-169621) that was declared effective by the Securities and Exchange Commission on March 16, 2011.

There has been no material change in the use of proceeds from our initial public offering as described in our final prospectus filed with the SEC pursuant to Rule 424(b) and other periodic reports previously filed with the SEC, except that during April 2012, the Company used proceeds from the initial public offering to help fund the acquisition of Sonar Limited. Cash payments made in connection with the acquisition were approximately $12.5 million.

Issuer Purchases of Equity Securities

None.

Item 6. ***Selected Financial Data***

The statement of operations data for the three years ended December 31, 2012, 2011, and 2010 and the balance sheet data at December 31, 2012 and 2011, respectively, are derived from, and qualified by reference to, our audited financial statements included elsewhere in this Annual Report on Form 10-K. The statements of operations data for the for the two years ended December 31, 2009 and 2008 and the balance sheet data at December 31, 2010, 2009 and 2008, respectively, are derived from our audited financial statements not included in this Annual Report on Form 10-K.

The selected consolidated financial data below are not necessarily indicative of future performance and should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included in Item 8 of this Annual Report on Form 10-K.

	Years Ended December 31,				
	2012	2011	2010	2009	2008
			(in thousands)		
Consolidated statements of operations data:					
Gross revenue[1]	$ 117,914	$ 75,522	$ 46,608	$ 29,322	$ 19,626
Common stock warrant charge[1]	—	(2,500)	(2,877)	—	—
Net revenue	117,914	73,022	43,731	29,322	19,626
Cost of revenue	34,591	21,285	14,280	8,676	6,116
Gross profit	83,323	51,737	29,451	20,646	13,510
Operating expenses:					
Sales and marketing	73,563	45,773	28,134	18,886	16,914
Research and development	14,886	10,149	5,602	2,791	2,724
General and administrative	25,912	15,122	8,555	4,329	2,564
Amortization of certain acquired intangible assets	739	—	—	—	—
Total operating expenses	115,100	71,044	42,291	26,006	22,202
Loss from operations	(31,777)	(19,307)	(12,840)	(5,360)	(8,692)
Other income (expense):					
Interest income (expense) and other income (expense), net	(402)	(1,853)	(1,320)	(813)	(639)
Change in fair value of preferred stock warrant liabilities[2]	—	(42,559)	(34,073)	(2,147)	(790)
Loss before provision for income taxes	(32,179)	(63,719)	(48,233)	(8,320)	(10,121)
Income tax benefit (provision)	789	(181)	(137)	(72)	(62)
Net loss	$ (31,390)	$ (63,900)	$ (48,370)	$ (8,392)	$ (10,183)
Accretion of redeemable preferred stock	—	(5,208)	(8,235)	(2,072)	(337)
Net loss attributable to common stockholders	$ (31,390)	$ (69,108)	$ (56,605)	$ (10,464)	$ (10,520)
Net loss per share attributable to common stockholders, basic and diluted[3]	$ (0.63)	$ (1.74)	$ (6.15)	$ (1.24)	$ (1.25)
Weighted average common shares outstanding, basic and diluted	49,929	39,824	9,206	8,467	8,387

(1) During the second quarter of 2011 and the fourth quarter of 2010, we recorded a $2.5 million and $2.9 million reduction of revenue, respectively, associated with common stock warrants. There were no such reductions of revenue in any other periods presented. We have presented gross revenue excluding non-cash common stock warrant charges because these charges do not relate to sales activity in the period, and we do not consider the issuance of warrants to be indicative of our core operating performance. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Offsets to Revenue*" for additional information about common stock warrants that are accounted for as reductions of revenue.

(2) In connection with our IPO in March 2011, all of our warrants to purchase shares of preferred stock were exercised, and all outstanding shares of preferred stock were converted into shares of common stock on a one-for-one basis. At that time, the preferred stock warrant liabilities were reclassified to additional paid-in capital. As a result after the first quarter of 2011, we no longer record any change in the fair value of these liabilities in our statements of operations.

(3) See Notes 2 and 4 to our consolidated financial statements for a description of the method used to compute basic and diluted net loss per share attributable to common stockholders.

	At December 31,				
	2012	2011	2010	2009	2008
			(in thousands)		
Consolidated balance sheet data:					
Cash and cash equivalents	$ 76,442	$ 85,409	$ 7,067	$ 8,061	$ 3,290
Property and equipment, net	7,947	3,663	3,976	2,229	1,018
Working capital, excluding deferred revenue	115,294	112,094	18,889	14,399	5,540
Total assets	171,834	135,362	42,894	27,017	15,934
Debt, current portion	916	265	14	2,014	4,300
Deferred revenue, current and non-current portion	92,252	55,880	33,818	19,507	14,361
Capital lease obligations, net of current portion	1,227	1,056	1,523	1,158	338
Long-term debt, net of current portion	1,836	409	8,705	4,045	2,552
Preferred stock warrant liabilities	—	—	39,756	5,683	2,282
Convertible preferred stock	—	—	42,089	33,854	23,830
Total stockholders' equity (deficit)	46,648	62,460	(97,231)	(45,378)	(35,270)

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations should be read together with the financial statements and the related notes set forth in Item 8. "Financial Statements and Supplementary Data." The following discussion also contains forward-looking statements that involve a number of risks and uncertainties. See Part I, "Special Note Regarding Forward-Looking Statements" for a discussion of the forward-looking statements contained below and Part I, Item 1A. "Risk Factors" for a discussion of certain risks that could cause our actual results to differ materially from the results anticipated in such forward-looking statements.

Overview

We are a leading global provider of a comprehensive talent management solutions delivered as software-as-a-service, or SaaS. We enable organizations to meet the challenges they face in empowering their people and maximizing the productivity of their human capital. These challenges include developing employees throughout their careers, engaging all employees effectively, improving business execution, cultivating future leaders and enabling an organization's extended enterprise of clients, vendors and distributors by delivering training, certification programs and other content.

Our core solution is a comprehensive and integrated cloud-based suite consisting of four integrated clouds for recruiting, learning, performance, and extended enterprise. Clients can purchase these clouds individually and easily add and integrate additional clouds at any time. We offer a number of cross-cloud tools for analytics and reporting, employee profile management, employee on-boarding and e-learning content aggregation. We also provide consulting services for configuration and training for our core solution as well as third-party e-learning content for use with the solution. We target our sales and marketing efforts for these four integrated clouds to large and mid-sized clients with 500 or more employees, and our core solution can be used in multiple industry vertical segments. After the initial purchase of our core solution, we continue to market and sell to our existing clients, who may renew their subscriptions, add additional clouds, broaden the deployment of the solution across their organizations and increase usage of the solution over time. We currently have over 1,200 clients who use our core solution to empower over 10.5 million users across 189 countries and 38 languages. For 2012 and 2011, no single client or distributor accounted for more than 10% of our revenue. The number of clients using our core solution has grown from 105 at December 31, 2007 to 481 at December 31, 2010 to 805 at December 31, 2011 and to 1,237 at December 31, 2012.

In addition to our core solution, we also offer Cornerstone Small Business, a cloud-based talent management solution that is targeted to clients with less than 500 employees. On April 5, 2012, we completed the acquisition of Sonar Limited, or Sonar, a New Zealand based SaaS talent management solution provider serving small businesses worldwide. Post-acquisition, Sonar's talent management solution was rebranded as Cornerstone Small Business, or CSB. We also offer Cornerstone for Salesforce, a cloud-based talent management solution developed natively on the Salesforce.com platform which allows organizations to provide seamless access to sales enablement and just-in-time training from within Salesforce. The CSB and Cornerstone for Salesforce solutions did not have a significant impact on our financial results and key metrics for the year ending December 31, 2012. We currently do not include the number of clients and users of our CSB and Cornerstone for Salesforce solutions in our client and user key metrics as the inclusion does not provide us with meaningful, consistent and comparative information in terms of our financial performance.

We founded our business in 1999 to improve access to education through the distribution of online educational content to individuals, small businesses and large corporations. Our distribution model was built using Internet technologies that are now known as software-as-a-service. When the Internet "bubble" burst in 2000, we focused on corporations that needed tools to manage compliance and on-boarding of employees as well as to link learning to employee performance, leadership development and knowledge management. As a result of our work with clients to address their particular challenges, we had as early as 2001 developed the foundation for a comprehensive, cloud-based talent management solution that included functionality for learning and performance management. In 2006, we added our extended enterprise functionality, which helps clients extend talent management to their customers, vendors and distributors. During the first quarter of 2012, we added our Recruiting Cloud, which supports the modern ways that businesses source, recruit, hire and onboard new employees.

Global 500 companies were among our first clients. In our early years, we focused primarily on building our account management and support capabilities to be able to service these large clients more effectively. Sales were initially constrained by the resistance of some large corporations to purchase SaaS solutions. By the mid-2000s, however, our market opportunity increased significantly with both the adoption of SaaS solutions generally by large enterprises and the market's recognition of talent management as a distinct industry.

In response to these positive trends, we raised our first round of institutional venture capital in May 2007. We used this capital to serve clients across multiple industries, geographies and enterprise types by increasing the number of our direct sales personnel, both domestically and internationally, and by expanding our indirect channels through distribution relationships. Between December 31, 2007 and December 31, 2012, our number of users increased from 0.9 million to approximately 10.5 million.

We generate most of our revenue from the sale of our solutions pursuant to multi-year client agreements. Our sales processes are typically competitive, and sales cycles generally vary in duration from two to nine months depending on the size of the potential client. We price our core solution based on the number of clouds purchased and the permitted number of users with access to each cloud. Client agreements for our core solution typically have terms of three years. We also generate revenue from consulting services for configuration, training, and consulting, as well as from the resale or hosting of third-party e-learning content.

We sell our solutions through our direct sales teams and, to a lesser extent, indirectly through our distributors. We intend to continue to invest in our direct sales and distribution activities to address our market opportunity.

We generally recognize revenue from subscriptions ratably over the term of the client agreement and revenue from consulting services as the services are performed. In certain instances, our clients request enhancements to the underlying features and functionality of our core solution, and in these instances, revenue from subscriptions is recognized over the remaining term of the agreement once the additional features are delivered to the client. We generally invoice our clients a portion of the annual subscription fees upfront for multi-year subscriptions and upfront for consulting services. For amounts not invoiced in advance for multi-year subscriptions or consulting services, we invoice under various terms over the subscription and service periods. We record amounts invoiced for annual subscription periods that have not occurred or services that have not been performed as deferred revenue on our balance sheet. With the growth in the number of clients, our net revenue has grown to $117.9 million for the year ended December 31, 2012 from $73.0 million for the same period in 2011. Our gross revenue was $75.5 million and $46.6 million for the years ended December 31, 2011 and 2010, respectively, excluding $2.5 million and $2.9 million reductions of revenue in the respective periods. These reductions of revenue related to non-cash charges for a common stock warrants issued to Automatic Data Processing, Inc., or ADP, during the three months ended June 30, 2011 and December 31, 2010, respectively.

We have historically experienced seasonality in terms of when we enter into client agreements. We sign a significantly higher percentage of agreements with new clients, as well as renewal agreements with existing clients, in the fourth quarter of each year. In addition, within a given quarter, we sign a significant portion of these agreements during the last month, and often the last two weeks, of that quarter. We believe this seasonality is driven by several factors, most notably the tendency of procurement departments at our enterprise clients to purchase technology at the end of a quarter or calendar year, possibly in order to use up their available quarterly or annual funding allocations, or to be able to deploy new talent management capabilities prior to the beginning of a new financial or performance period. As the terms of most of our client agreements are measured in full year increments, agreements initially entered into the fourth quarter or last month of any quarter will generally come up for renewal at that same time in subsequent years. This seasonality is reflected to a much lesser extent, and sometimes is not immediately apparent, in our revenue, due to the fact that we recognize subscription revenue over the term of the client agreement, which is generally three years. In addition, this seasonality is reflected in changes in our deferred revenue balance, which generally is impacted by the timing in which we enter into agreements with new clients, the timing of when we invoice new clients, the timing in which we invoice existing clients for annual subscription periods, and the timing in which we recognize revenue. Consistent with the increased number of new client agreements entered into during year ended December 31, 2012, and increased levels of invoicing related to these new client agreements, our deferred revenue balance increased from $55.9 million at December 31, 2011 to $92.3 million at December 31, 2012. We expect this seasonality to continue in the future, which may cause fluctuations in certain of our operating results and financial metrics, and thus limit our ability to predict future results.

We believe the market for talent management remains large and underpenetrated, providing us with significant growth opportunities. We expect businesses and other organizations to continue to increase their spending on talent management solutions in order to maximize productivity of their employees, manage changing workforce demographics and ensure compliance with global regulatory requirements. Historically, many of these software solutions have been human resource applications running on hardware located on organizations' premises. However, we believe that just as organizations have increasingly chosen SaaS solutions for business applications such as sales force management, they are also increasingly adopting SaaS talent management solutions.

We have focused on growing our business to pursue what we believe is a significant market opportunity, and we plan to continue to invest in building for growth. As a result, we expect our cost of revenue and operating expenses to increase in future periods. Sales and marketing expenses are expected to increase, as we continue to expand our direct sales teams, increase our marketing activities, and grow our international operations. Research and development expenses are expected to increase as we improve the existing functionality for our solutions. We also believe that we must invest in maintaining a high degree of client service and support that is critical for our continued success. We plan to continue our policy of implementing best practices across our organization, expanding our technical operations and investing in our network infrastructure and services capabilities in order to support continued future growth. We also expect to incur additional general and administrative expenses as a result of both our growth and our continued transition to operating as a public company. In addition, to the extent that we make additional strategic acquisitions in the future, like our recent acquisition of Sonar, our investments in operations may increase.

Our operating results have fluctuated in the past and may continue to fluctuate in the future based on a number of factors, many of which are beyond our control. In addition to those in the "*Risk Factors*" section of this Form 10-K, such factors include:

- our ability to attract new clients;
- the timing and rate at which we enter into agreements for our solutions with new clients;
- the timing and duration of our client implementations, which is often outside of our direct control, and our ability to provide resources for client implementations and consulting projects;
- the extent to which our existing clients renew their subscriptions for our solutions and the timing of those renewals;
- the extent to which our existing clients purchase additional clouds or add incremental users;
- the extent to which our clients request enhancements to underlying features and functionality of our solutions and the timing for us to deliver the enhancements to our clients;
- changes in the mix of our sales between new and existing clients;
- changes to the proportion of our client base that is comprised of enterprise or mid-sized organizations;
- seasonal factors affecting the demand for our solutions;
- the timing of our client implementations;
- our ability to manage growth, including in terms of new clients, additional users and new geographies;
- the timing and success of competitive solutions offered by our competitors;
- changes in our pricing policies and those of our competitors; and
- general economic and market conditions.

One or more of these factors may cause our operating results to vary widely. As such, we believe that our results of operations may vary significantly in the future and that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance.

Initial Public Offering

In March 2011, we completed our initial public offering whereby we sold 7,500,000 shares of common stock at a price of $13.00 per share. Our shares are traded on the NASDAQ Global Market. We received proceeds from our initial public offering of $90.5 million, net of underwriting discounts and commissions, but before offering expenses of $3.7 million.

As part of the offering, an additional 4,575,000 shares of common stock were sold by certain existing stockholders at a price of $13.00 per share, including 1,575,000 shares sold by such stockholders upon the exercise of the underwriters' option to purchase additional shares. We did not receive any of the proceeds from the sale of such shares by the selling stockholders.

Metrics

We regularly review a number of metrics, including the following key metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions.

- *Revenues.* We generally recognize subscription revenue over the contract period, and as a result of our revenue recognition policy and the seasonality of when we enter into new client agreements, revenue from client agreements signed in the current period may not be fully reflected in the current period. As a result, revenue increases period over period are primarily from contracts that existed prior to the beginning of that period. Gross revenue in the years ended December 31, 2011 and 2010 excludes the impact of a non-cash reduction of revenue related to a common stock warrant issued to ADP of $2.5 million and $2.9 million, respectively. Net revenue for the years ended December 31, 2011 and 2010 were impacted by this non-cash reduction of revenue. There were no such reductions of revenue in the year ended December 31, 2012, and as such, net revenue was equal to gross revenue for that period.
- *Bookings.* In order to assess our business performance with a metric that more fully reflects current period business activity, we track bookings, which is a non-GAAP financial measure we define as the sum of revenue and the change in the deferred revenue balance for the period. We include changes in the deferred revenue balance to calculate bookings so it better reflects new business activity in the period as evidenced by prepayments or billings under our billing policies arising from acquisition of new clients, sales of additional clouds to existing clients, the addition of incremental users by existing clients and client renewals. We exclude the non-cash reduction of revenue related to the issuance of common stock warrants in the second quarter of 2011 and fourth quarter of 2010 because these charges do not relate to sales activity in those periods, and we do not consider the issuance of such warrants to have been indicative of our core operating performance. Bookings are affected by our billing terms, and any changes in those billing terms may shift bookings between periods. Due to the seasonality of our sales, bookings growth is inconsistent from quarter to quarter throughout a calendar year. For a reconciliation of bookings to revenue, please see "*Results of Operations – Revenue and Metrics.*"
- *Annual dollar retention rate.* We define annual dollar retention rate as the implied monthly recurring revenue under client agreements at the end of a fiscal year, divided by the implied monthly recurring revenue, for that same client base, at the end of the prior fiscal year and excluding implied monthly recurring revenue from clients of our CSB and Cornerstone for Salesforce solutions. This ratio does not reflect implied monthly recurring revenue for new clients added between the end of the prior fiscal year and the end of the current fiscal year. However, incremental sales up to and not exceeding the original renewal amount to the existing client base as of December 31, 2011 are included in this ratio. We define implied monthly recurring revenue as the total amount of minimum recurring revenue to which we have a contractual right under each of our client agreements over the entire term of the agreement, but excluding non-recurring support, consulting and maintenance fees, divided by the number of months in the term of the agreement. Implied monthly recurring revenue is substantially comprised of subscriptions to our core solution. We believe that our annual dollar retention rate is an important metric to measure the long-term value of client agreements and our ability to retain our clients.
- *Number of clients.* We believe that our ability to expand our client base is an indicator of our market penetration and the growth of our business as we continue to invest in our direct sales teams and distributors. Our client count includes contracted clients for any combination of the four integrated clouds for our core solution as of the end of the period and excludes clients of our CSB and Cornerstone for Salesforce solutions.
- *Number of users.* Since our clients generally pay fees based on the number of users of our solutions within their organizations, we believe the total number of users is an indicator of the growth of our business. Our user count includes active users for our core solution and excludes users of our CSB and Cornerstone for Salesforce solutions.

Key Components of Our Results of Operations

Sources of Revenue and Revenue Recognition

Our solutions are designed to enable organizations to meet the challenges they face in maximizing the productivity of their human capital. We generate revenue from the following sources:

- *Subscriptions to Our Solutions.* Clients pay subscription fees for access to our solutions for a specified period of time, typically three years for our core solution or monthly, annually, or three-year periods for our CSB and Cornerstone for Salesforce solutions. Fees are based on a number of factors, including the number of users having access to a solution. We generally recognize revenue from subscriptions ratably over the term of the agreement.
- *Consulting Services.* We offer our clients assistance in implementing our solutions and optimizing their use. Consulting services include application configuration, system integration, business process re-engineering, change management and training services. Services are billed either on a time-and-material or a fixed-fee basis. These services are generally purchased as part of a subscription arrangement and are typically performed within the first several months of the arrangement. Clients may also purchase consulting services at any other time. Our consulting services are performed by us directly or by third-party service providers we engage. Clients may also choose to perform these services themselves or engage their own third-party service providers. We generally recognize revenue from consulting services using the proportional performance method over the period the services are performed.
- *E-learning Content.* We resell third-party on-line training content, which we refer to as e-learning content, to our clients. We also host other e-learning content provided to us by our clients. We generally recognize revenue from the resale of e-learning content as it is delivered and recognize revenue from hosting as the hosting services are provided.

Our client agreements generally include both a subscription to access our solutions and related consulting services, and may also include e-learning content. Our agreements generally do not contain any cancellation or refund provisions other than in the event of our default.

Cost of Revenue

Cost of revenue consists primarily of costs related to hosting our solutions; personnel and related expenses, including stock-based compensation, for network infrastructure, IT support, consulting services and on-going client support; payments to external service providers; amortization of capitalized software costs, amortization of developed technology and software license rights; licensing fees; and referral fees. In addition, we allocate a portion of overhead, such as rent, IT costs, depreciation and amortization and employee benefits costs, to cost of revenue based on headcount. The costs associated with providing consulting services are significantly higher as a percentage of revenue than the costs associated with providing access to our solutions due to the labor costs to provide the consulting services.

Operating Expenses

Our operating expenses are as follows:

- *Sales and Marketing.* Sales and marketing expenses consist primarily of personnel and related expenses for our sales and marketing staff, including salaries, benefits, bonuses, stock-based compensation and commissions; costs of marketing and promotional events, corporate communications, online marketing, product marketing and other brand-building activities; and allocated overhead. We intend to continue to invest in sales and marketing and expect spending in these areas to increase as we continue to expand our business both domestically and internationally. We expect sales and marketing expenses to continue to be among the most significant components of our operating expenses.
- *Research and Development.* Research and development expenses consist primarily of personnel and related expenses for our research and development staff, including salaries, benefits, bonuses and stock-based compensation; the cost of certain third-party service providers; and allocated overhead. Research and development costs, other than software development expenses qualifying for capitalization, are expensed as incurred.

  We have focused our research and development efforts on continuously improving our solutions. We believe that our research and development activities are efficient because we benefit from maintaining a single software code base for each of our solutions. We expect research and development expenses to increase in absolute dollars in the future, as we scale our research and development department and expand our network infrastructure.

- *General and Administrative.* General and administrative expenses consist primarily of personnel and related expenses for administrative, legal, finance and human resource staffs, including salaries, benefits, bonuses and stock-based compensation; professional fees; insurance premiums; other corporate expenses; and allocated overhead.

  We expect our general and administrative expenses to increase as we continue to expand our operations, hire additional personnel and incur costs as a public company. We expect to incur increased expenses related to outside legal counsel assistance, accounting and auditing activities, compliance with the SEC requirements and enhancing our internal control environment through the adoption and administration of new corporate policies.
- *Amortization of Certain Acquired Intangible Assets.* Amortization of certain acquired intangibles consist of amortization of Sonar Limited acquisition-related intangibles including customer relationships, non-compete agreements, patents, trade names and trademarks. We also record amortization of developed technology and software license rights in cost of revenues.

Other Income (Expense)

- *Interest Income.* Interest income consists of interest income and realized gains and realized losses on our cash equivalents, and investments in marketable securities.
- *Interest Expense.* Interest expense consists primarily of interest expense from borrowings under our credit facility and our promissory notes, capital lease payments, amortization of debt issuance costs and debt discounts.
- *Change in Fair Value of Preferred Stock Warrant Liabilities.* Preferred stock warrant liabilities are the result of warrants issued prior to our initial public offering in connection with long-term debt and preferred stock financings. Changes in the fair value of our preferred stock occurred in connection with changes in the overall value of our company. Immediately prior to the completion of our initial public offering, all of our warrants to purchase preferred stock were exercised, and as a result, we no longer record any changes in the fair value of these liabilities in our statements of operations.
- *Withdrawn Secondary Offering Expense.* On July 20, 2011, we filed a Registration Statement on Form S-1 in connection with a proposed secondary offering of shares of our common stock. On August 8, 2011, pursuant to Rule 477 under the Securities Act of 1933, as amended, we requested that the Securities and Exchange Commission consent to the withdrawal of the Registration Statement. During the three months ended September 30, 2011, we incurred expenses of approximately $0.6 million in connection with the proposed secondary offering.
- *Other, Net.* Other, net consists of income and expense associated with fluctuations in foreign currency exchange rates and other non-operating expenses. We expect interest income (expense) and other income (expense) to vary depending on the movement in foreign currency exchange rates and the related impact on our foreign exchange gain (loss).

Income Tax Benefit (Provision)

The income tax benefit (provision) is related to certain foreign income taxes, and in 2012, the amortization of deferred tax liabilities assumed as part of the Sonar acquisition. As we have incurred operating losses in the U.S. and U.K. in all periods to date and recorded a full valuation allowance against our U.S. and U.K. net deferred tax assets, we have not historically recorded a provision for U.S. and U.K. income taxes.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this Form 10-K are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, provision for income taxes and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Changes in accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the following critical accounting policies involve a greater degree of judgment or complexity than our other accounting policies. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition and Deferred Revenue

We recognize revenue when: (i) persuasive evidence of an arrangement for the sale of our solutions or consulting services exists, (ii) our solutions have been made available or delivered, or our services have been performed, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The timing and amount we recognize as revenue is determined based on the facts and circumstances of each client arrangement. Evidence of an arrangement consists of a signed client agreement. We consider that delivery of our software has commenced once we provide the client with log-in information to access and use our solutions. If non-standard acceptance periods or non-standard performance criteria exist, revenue recognition commences upon the satisfaction of the acceptance or performance criteria, as applicable. Our fees are fixed based on stated rates specified in each client agreement. We assess collectability based in part on an analysis of the creditworthiness of each client, as well as other relevant economic or financial factors. If we do not consider collection reasonably assured, we defer the revenue until the fees are actually collected. We record amounts that have been invoiced to our clients in accounts receivable and as either deferred revenue on our balance sheet or revenue on our statement of operations, depending on whether the revenue recognition criteria have been met.

The majority of our client arrangements include multiple deliverables, such as subscriptions to our software solutions accompanied by consulting services. Therefore, we recognize revenue in accordance with the guidance for arrangements with multiple deliverables under Accounting Standards Update 2009-13 "*Revenue Recognition (Topic 605) —Multiple-Deliverable Revenue Arrangements—a Consensus of the Emerging Issues Task Force*," or ASU 2009-13 (formerly known as EITF 08-1, "*Revenue Arrangements with Multiple Deliverables*"). As our clients do not have the right to the underlying software code of our solutions, our revenue arrangements are outside the scope of software client recognition guidance.

For such arrangements, we first assess whether each deliverable has value to the client on a standalone basis. Our solutions have standalone value because once we give a client access, they are fully functional and do not require any additional development, modification or customization. Our consulting services have standalone value because third-party service providers, distributors or our clients themselves can perform these services without our involvement. The consulting services we provide are to assist clients with the configuration and integration of our solutions. The performance of these services does not require highly specialized individuals.

Based on the standalone value of our deliverables, and, since clients generally do not have a right of return with respect to the included consulting services, we allocate revenue among the separate deliverables under the relative selling price method using the selling price hierarchy established in ASU 2009-13. This hierarchy requires the selling price of each deliverable in a multiple deliverables arrangement to be based on, in descending order of preference, (i) vendor-specific objective evidence of fair value, or VSOE, (ii) third-party evidence of fair value, or TPE, or (iii) management's best estimate of the selling price, or BESP.

We are not able to determine VSOE or TPE for our deliverables because we sell them separately and within a sufficiently narrow price range only infrequently, and because we have determined that there are no third-party offerings reasonably comparable to our solutions. Accordingly, we determine the selling prices of subscriptions to our solutions, consulting services and e-learning content based on BESP. In determining BESP for subscriptions to our solutions, we consider the size of client arrangements, as measured by number of users; whether the sales were made by our direct sales team or distributors; and whether the sales are to a domestic or an international client. We group sales of our solutions into multiple categories based on these criteria. We then compute an average selling price for each group. This average selling price represents our BESP for that type of client arrangement. For consulting services, we analyze both bundled arrangements that include subscriptions to our solutions and consulting services, as well as standalone purchases of different types of consulting services made subsequent to the original subscription. For these consulting services arrangements, we then examine the actual rate per hour we charge or, for fixed fee arrangements, the implied average rate per hour based on the fixed fee divided by the estimated hours to complete the service. The BESP is then the product of this average rate per hour and our estimate of the hours needed to complete the services. In evaluating and arriving at BESP for consulting services, we also consider the reasonableness of the implied gross margins, as indicated by our internal costs to deliver such services, as well as comparisons to rates per hour for information technology consulting services in our industry generally. For e-learning content, we estimate BESP by reviewing fees for content and content-hosting in order to establish an average annual fee per user that reflects the cost we incur to acquire the related content from third-party providers.

The determination of BESP for our deliverables as described above requires us to make significant estimates and judgments, including the comparability of different subscription arrangements and consulting services and estimates of the hours required to complete various types of services. In addition, we consider other factors including:

- *Nature of the deliverables.* For example, in categorizing our subscriptions into meaningful groupings for determining BESP, we consider the number and type of clouds the client purchased. For consulting services, we consider the type of consulting service and the estimated hours required to complete the service based on our historical experience.
- *Location of our clients.* Our pricing is different for domestic and international clients, and therefore in determining BESP of subscriptions to our solutions, we evaluate domestic arrangements separately from international arrangements.
- *Market conditions and competitive landscape for the sale.* Our pricing and discounting varies based on the economic environment and competition. We consider these factors in determining the grouping of comparable services and the periods over which we compare arrangements to compute the BESP.
- *Internal costs.* Our pricing for consulting services and e-learning content considers our internal costs to provide the consulting services and the third-party purchase costs of e-learning content.
- *Size of the arrangement.* Discounting generally increases as the relative size of an arrangement increases, and we take this into consideration in the grouping of our clients to determine BESP. Our discounting for multiple-deliverable arrangements varies based on the extent and type of the consulting services and content included with the subscriptions in the arrangement.

The determination of BESP is made through consultation with, and formal approval by, our senior management. We update our estimates of BESP on an ongoing basis as events and circumstances require, and we update our determination to use BESP on a semi-annual basis, including assessing whether we can determine VSOE or TPE.

After we determine the fair value of revenue allocable to each deliverable based on the relative selling price method, we recognize the revenue for each based on the type of deliverable. For subscriptions to our solutions, we recognize the revenue on a straight-line basis over the term of the client agreement, which is typically three years. For consulting services, we generally recognize revenue using the proportional performance method over the period the services are performed.

In a limited number of cases, multiple deliverable arrangements may include consulting services that do not have value on a standalone basis separate from a solution, such as when the client's intended use of a solution requires enhancements to its underlying features and functionality. In these cases, revenue is recognized as one unit of accounting on a straight-line basis from the point at which the consulting services that do not have value on a standalone basis have been completed and accepted by the client, through the remaining term of the agreement.

For arrangements in which we resell third-party e-learning content to our clients or host client or third-party e-learning content provided by the client, we recognize revenue in accordance with accounting guidance as to when to report gross revenue as a principal and when to report net revenue as an agent. We recognize e-learning content revenue in the gross amount that we invoice our client when: (i) we are the primary obligor, (ii) we have latitude to establish the price charged and (iii) we bear the credit risk in the transaction. For arrangements involving our sale of e-learning content, we charge our clients for the content based on pay-per-use or a fixed rate for a specified number of users and recognize the gross amount invoiced as revenue as the content is delivered. For arrangements where clients purchase e-learning content directly from a third-party, or provide it themselves, and we integrate the content into our solutions, we charge a hosting fee. In such cases, we recognize the amount invoiced for hosting as the content is delivered, excluding any portion we invoice that is attributable to fees the third-party charges for the content.

Offsets to Revenue

On May 6, 2009, we entered into a five-year global distributor agreement with ADP that provides ADP the right to distribute our core solution to its customers under ADP's name. In connection with the distributor agreement, we also entered into a warrant agreement to provide additional incentives to ADP. The warrant agreement provided that ADP was eligible to earn fully vested and immediately exercisable ten-year warrants to purchase between zero and 886,096 shares of our common stock at an exercise price of $0.53 per share if ADP met specified sales targets for each contract year until the earlier of the completion of the five-year term of the distributor agreement or the completion of an initial public offering of our common stock. When ADP achieved the defined sales targets and earned a warrant for a contract year, we recorded the fair value of such warrant as a reduction of revenue. We determined the fair value of these warrants using a Black-Scholes option-pricing model, which incorporates several estimates and assumptions that are subject to significant judgment. The warrants could only be exercised immediately prior to an acquisition of our company through a reorganization, merger or consolidation; immediately prior to a sale, lease or other disposition of all of our assets; or within three years after an initial public offering.

On November 24, 2010, we amended our warrant agreement with ADP to modify certain definitions related to future sales targets, to acknowledge that no warrants would be issued for the contract year ended June 30, 2010 and to remove the anti-dilution provisions in the warrant agreement. In connection with the amendment, we issued ADP a fully vested and non-forfeitable warrant to purchase 360,000 shares of our common stock at an exercise price of $0.01 per share, which was valued at approximately $2.9 million as of the amendment date, using the Black-Scholes option pricing model. We recorded this amount as a reduction of revenue in the fourth quarter of 2010, as the distributor agreement provides ADP with the right to distribute our services, and we estimated that ADP would purchase additional services from us. In issuing this warrant, we considered the strategic importance of our ongoing relationship with ADP and the expected timing of the completion of our initial public offering, after which ADP would no longer be eligible to earn any warrants.

At December 31, 2010, we did not record any reduction in revenue for the contract year ending June 30, 2011, as the minimum specified sales target had not been achieved to earn the applicable warrant as of December 31, 2010.

Upon the completion of our initial public offering, ADP was no longer eligible to earn warrants under the warrant agreement. However, ADP remained eligible to earn a warrant for the partial contract year that began on July 1, 2010 and ended on March 22, 2011, the closing date of our initial public offering, if it met pro-rated specified sales targets for that period. Through the three months ended March 31, 2011, no reductions of revenue were recorded because we concluded that ADP had not met the pro-rated specified sales targets for such partial contract year based on our assessment of the contractual terms of the arrangement, and as of March 31, 2011, it was not considered probable that we would be required to issue a warrant for such partial contract year. Pursuant to the terms of the arrangement, we notified ADP that it had not earned the warrant for such partial year. ADP contended that it met the pro-rated specified sales target for the partial contract year that would entitle ADP to a warrant to purchase 443,048 shares of our common stock at an exercise price of $0.53 per share.

During June 2011, in order to resolve a dispute with respect to this matter, we issued ADP a fully vested and non-forfeitable warrant to purchase 133,000 shares of our common stock at an exercise price of $0.53 per share. The warrant was valued at approximately $2.5 million using a Black-Scholes option-pricing model as of the issuance date and was recorded as a non-cash reduction of revenue in the second quarter of 2011. In connection with the issuance of the warrant described above, ADP agreed and acknowledged that it is no longer eligible to earn or receive any additional warrants exercisable for shares of our common stock pursuant to the distributor agreement. In April 2012, we amended certain provisions in our agreement with ADP and extended the term to 2017.

Commission Expense

We defer commissions paid to our sales force because these amounts are recoverable from future revenue from the non-cancelable client agreements that give rise to the commissions. We defer expense recognition upon payment and amortize expense to sales and marketing expenses over the term of the client agreement in proportion to the revenue that is recognized. Commissions are direct and incremental costs of our client agreements and generally have been paid in the periods we received payment from the client under the associated client agreement. Commencing in the fourth quarter of 2012, we pay commissions between 45 and 75 days after execution of the client agreement.

Stock-based Compensation

We account for stock-based awards granted to employees and directors by recording compensation expense based on the awards' estimated fair values. We grant stock options and restricted stock units that vest over time based on the continuing employment of the employee, as well as options and restricted stock units that vest based on meeting certain performance targets. We expect that our expense related to stock-based compensation will increase over time.

We estimate the fair value of our stock-based awards as of the date of grant using the Black-Scholes option-pricing model. Determining the fair value of stock-based awards under this model requires judgment, including estimating (i) the value per share of our common stock, (ii) volatility, (iii) the term of the awards, (iv) the dividend yield and (v) the risk-free interest rate. The assumptions used in calculating the fair value of stock-based awards represent our best estimates, based on management's judgment and subjective future expectations. These estimates involve inherent uncertainties. If any of the assumptions used in the model change significantly, stock-based compensation recorded for future awards may differ materially from that recorded for awards granted previously.

Prior to our initial public offering, given the absence of an active market for our common stock, our board of directors was required to estimate the fair value of our common stock at the time of each grant of stock-based awards. From 2007 through our initial public offering our management regularly commissioned an independent third-party valuation firm to prepare contemporaneous valuation analyses near the time of each grant to assist our board of directors in this determination.

We use the average volatility of similar publicly traded companies as an estimate for our volatility. For purposes of determining the expected term of the awards in the absence of sufficient historical data relating to stock-option exercises for our company, we apply a simplified approach in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award. The risk-free interest rate for periods within the expected life of an award, as applicable, is based on the United States Treasury yield curve in effect during the period the award was granted. Our estimated dividend yield is zero, as we have not and do not currently intend to declare dividends in the foreseeable future.

Once we have determined the estimated fair value of our stock-based awards, we recognize the portion of that value that corresponds to the portion of the award that is ultimately expected to vest, taking estimated forfeitures into account. This amount is recognized as an expense over the vesting period of the award using the straight-line method. We estimate forfeitures based upon our historical experience and, for each period, review the estimated forfeiture rate and make changes as factors affecting the forfeiture rate calculations and assumptions change.

Information related to our stock-based compensation activity, including weighted-average grant date fair values and associated Black-Scholes option-pricing model assumptions associated with time-based options, is as follows:

	Year Ended December 31,		
	2012	2011	2010
Stock options granted (in thousands)	2,553	1,674	2,365
Weighted-average exercise price	$ 22.09	$ 13.21	$ 4.67
Weighted-average grant date fair value per share of stock options granted	$ 11.12	$ 7.12	$ 3.34
Weighted-average Black-Scholes model assumptions:			
Estimated fair value of common stock	$ 22.09	$ 13.21	$ 5.17
Estimated volatility	53.9%	56.9%	59.3%
Estimated dividend yield	—	—	—
Expected term (years)	5.8	6.0	6.0
Risk-free rate	1.0%	1.7%	2.0%

As of December 31, 2012, we had approximately $30.8 million of unrecognized employee related stock-based compensation, net of estimated forfeitures, that we expect to recognize over a weighted-average period of approximately 2.6 years. Additionally, during 2012, we granted certain employees performance based options and performance based restricted stock units. As of December 31, 2012, we estimate that stock options to purchase 59,683 shares of common stock and 14,323 restricted stock units are probable of vesting. Unrecognized compensation expense related to performance based options and units was $0.8 million at December 31, 2012, which is expected to be recognized as expense over the weighted-average period of 3.0 years. The amount of compensation cost relating to performance awards may change in future periods to the extent that another target level becomes probable.

Stock-based compensation expense is expected to increase in 2013 compared to 2012 as a result of our existing unrecognized stock-based compensation and as we issue additional stock-based awards to continue to attract and retain employees.

Allowance for Doubtful Accounts

On a quarterly basis we evaluate the need to establish an allowance for doubtful accounts, by analyzing our clients' creditworthiness. Our evaluation and analysis includes specific identification and review of all outstanding accounts receivable balances, review of our historical collection experience with each client, and consideration of overall economic conditions, as well as of any specific facts and circumstances that may indicate that a specific client receivable is not collectible. We make judgments as to our ability to collect outstanding receivables and establish an allowance when collection becomes doubtful. At December 31, 2012 and 2011, our allowance for doubtful accounts was $464,000 and $153,000, respectively, based on our evaluation and analysis. If our future actual collections are lower than expected, our cash flows and future results of operations could be negatively impacted.

Capitalized Software Costs

We capitalize the costs associated with software developed or obtained for internal use, including costs incurred in connection with the development of our solutions, when the preliminary project stage is completed, management has decided to make the project a part of a future offering, and the software will be used to perform the function intended. These capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software, personnel and related expenses for employees who are directly associated with, and who devote time to, internal-use software projects and, when material, interest costs incurred during the development. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for upgrades and enhancements to our solutions are also capitalized. Post-configuration training and maintenance costs are expensed as incurred. Capitalized software costs are amortized to cost of revenue using the straight-line method over an estimated useful life of the software of three years, commencing when the software is ready for its intended use.

Goodwill

Goodwill is not amortized, but instead is required to be tested for impairment annually and under certain circumstances. We perform such testing of goodwill in the fourth quarter of each year, or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Events or changes in circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner we use the acquired assets or the strategy we have for our overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

As part of the annual impairment test, we conduct an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If we determine that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, we then conduct the first step of a two-step impairment test. The first step of the test for goodwill impairment compares the fair value of the applicable reporting unit with its carrying value. Fair value is determined using a discounted cash flow method and/or prevailing earnings multiples for the reporting unit. The use of discounted cash flows requires the use of various economic, market and business assumptions in developing our internal forecasts, the useful life over which cash flows will occur, and determination our weighted average cost of capital that reflect our best estimates when performing the annual impairment test. Judgment is required in selecting relevant earnings multiples.

If the fair value of a reporting unit is less than the reporting unit's carrying value, we perform the second step of the test for impairment of goodwill. During the second step, we compare the implied fair value of the reporting unit's goodwill with the carrying value of that goodwill. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets and other assets and liabilities. If the carrying value of the goodwill exceeds the calculated implied fair value, the excess amount will be recognized as an impairment loss.

All our goodwill is allocated to the CSB reporting unit. Based on the results of the annual impairment test, the fair value of the reporting unit exceeded its carrying value by a significant amount and therefore no impairment of goodwill existed at December 31, 2012.

Intangible Assets

Identifiable intangible assets primarily consist of trade names and intellectual property and acquisition-related intangibles, including developed technology, customer relationships, non-compete agreements, patents, trade names and trademarks. We determine the appropriate useful life of our intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized over their estimated useful lives ranging from two to ten years, generally using the straight-line method, which approximates the pattern in which the economic benefits are consumed.

We evaluate the recoverability of our long-lived assets with finite useful lives, including intangible assets for impairment, whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Such trigger events or changes in circumstances may include: a significant decrease in the market price of a long-lived asset, a significant adverse change in the extent or manner in which a long-lived asset is being used, a significant adverse change in legal factors or in the business climate, the impact of competition or other factors that could affect the value of a long-lived asset, a significant adverse deterioration in the amount of revenue or cash flows expected to be generated from an asset group, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. We perform impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based upon estimated discounted future cash flows. There were no impairment charges related to the identified intangible assets in the years ended December 31, 2012 and 2011.

Income Taxes

We use the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using tax rates expected to be in effect during the years in which the bases differences are expected to reverse. We record a valuation allowance when it is more likely than not that some of our net deferred tax assets will not be realized. In determining the need for valuation allowances, we consider our projected future taxable income and the availability of tax planning strategies. We have recorded a full valuation allowance to reduce our U.S. and U.K. net deferred tax assets to zero, because we have determined that it is not more likely than not that any of our U.S. and U.K. net deferred tax assets will be realized. If in the future we determine that we will be able to realize any of our U.S. or U.K. net deferred tax assets, we will make an adjustment to the allowance, which would increase our income in the period that the determination is made.

We have assessed our income tax positions and recorded tax benefits for all years subject to examination, based upon our evaluation of the facts, circumstances and information available at each period end. For those tax positions where we have determined there is a greater than 50% likelihood that a tax benefit will be sustained, we have recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where we have determined there is a less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized in our financial statements.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements, refer to Note 2 of notes to consolidated financial statements included in this Annual Report on Form 10-K.

Results of Operations

The following table sets forth our results of operations for each of the periods indicated (in thousands). The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,		
	2012	2011	2010
Gross revenue[1]	$ 117,914	$ 75,522	$ 46,608
Common stock warrant charge[1]	—	(2,500)	(2,877)
Net revenue	117,914	73,022	43,731
Cost of revenue	34,591	21,285	14,280
Gross profit	83,323	51,737	29,451
Operating expenses:			
Sales and marketing	73,563	45,773	28,134
Research and development	14,886	10,149	5,602
General and administrative	25,912	15,122	8,555
Amortization of certain acquired intangibles	739	—	—
Total operating expenses	115,100	71,044	42,291
Loss from operations[1]	(31,777)	(19,307)	(12,840)
Other income (expense):			
Interest income (expense)	(442)	(882)	(1,110)
Change in fair value of preferred stock warrant liabilities	—	(42,559)	(34,073)
Withdrawn secondary offering expense	—	(555)	—
Other, net	40	(416)	(210)
Other income (expense), net	(402)	(44,412)	(35,393)
Loss before income tax benefit (provision)	(32,179)	(63,719)	(48,233)
Income tax benefit (provision)	789	(181)	(137)
Net loss	$ (31,390)	$ (63,900)	$ (48,370)

(1) During the second quarter of 2011 and the fourth quarter of 2010, we recorded a $2.5 million and $2.9 million, respectively, reduction of revenue associated with common stock warrants. There were no such reductions of revenue in any other periods presented. We have presented gross revenue excluding non-cash common stock warrant charges, because these charges do not relate to sales activity in the period, and we do not consider the issuance of warrants to be indicative of our core operating performance. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Offsets to Revenue*" for additional information about common stock warrants that are accounted for as reductions of revenue.

The following table sets forth our revenue and key metrics that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions:

Revenue and Metrics

	At or For Year Ended December 31,		
	2012	2011	2010
Net revenue (in thousands)	$ 117,914	$ 73,022	$ 43,731
Gross revenue (in thousands)	$ 117,914	$ 75,522	$ 46,608
Bookings (in thousands)	$ 154,286	$ 97,584	$ 60,919
Annual dollar retention rate	94.3%	94.9%	95.8%
Number of clients	1,237	805	481
Number of users (in thousands)	10,558	7,512	4,928

Net revenue increased $44.9 million, or 61%, for the year ended December 31, 2012 as compared to the same period in 2011. The increase in net revenue was primarily the result of a $27.9 million increase in revenue from existing clients and a $17.0 million increase in revenue resulting from the acquisition of new clients during the year ended December 31, 2012, as compared to revenue in the year ended December 31, 2012 from existing clients at that period and new client acquisitions during that period, respectively.

Net revenues increased by $29.3 million, or 67%, in 2011 as compared to 2010. Gross revenue increased $28.9 million, or 62%, in 2011 as compared to 2010. See "*—Critical Accounting Policies and Estimates—Fair Value of Warrants*" for further discussion of common stock warrants accounted for as reductions of revenue. Net revenue for 2011 and 2010 consisted of gross revenue less a $2.5 million reduction of revenue in 2011 and a $2.9 million reduction of revenue in 2010, respectively, related to a non-cash charge for a common stock warrant issued during the second quarter of 2011 and the fourth quarter of 2010, respectively.

Gross revenue increased $42.4 million, or 56%, for the year ended December 31, 2012 as compared to the same period in 2011. The increase in gross revenue was primarily the result of $27.9 million increase in revenue from existing clients and a $14.5 million increase in revenue resulting from the acquisition of new clients during the year ended December 31, 2012, as compared to revenue in the year ended December 31, 2012 from existing clients at that period and new client acquisitions during that period, respectively.

Gross revenue increased $28.9 million, or 62%, for the year ended December 31, 2011 as compared to the same period in 2010. The increase in gross revenue was primarily the result of $19.3 million increase in revenue from existing clients and a $9.6 million increase in revenue resulting from the acquisition of new clients during the year ended December 31, 2011, as compared to revenue in the year ended December 31, 2011 from existing clients at that period and new client acquisitions during that period, respectively.

Gross revenue generated in the United States was $81.8 million, or 69%, of total revenue for the year ended December 31, 2012 as compared to $53.3 million, or 71%, for the same period in 2011, resulting in a 53% increase. Gross revenue generated outside of the United States was $36.1 million, or 31%, of total revenue for the year ended December 31, 2012 as compared to $22.2 million, or 29%, for the same period in 2011, resulting in a 63% increase. Revenue generated outside of the United States increased primarily due to an increase in our sales efforts internationally, particularly in Europe. Gross revenue generated in the United States increased $28.5 million and revenue generated outside of the United States increased $13.9 million for the year ended December 31, 2012 as compared to the same period in 2011.

Net revenue in the United States for 2011 and 2010 was impacted by the $2.5 million and $2.9 million, respectively, in reductions of revenue related to the common stock warrants described above. Net revenue in the United States increased by $20.8 million, or 69%, in 2011 as compared to 2010, while international net revenue, increased by $8.5 million, or 62%. Gross revenue in the United States increased by $20.4 million, or 62%, in 2011 as compared to 2010. As a percentage of total net revenue, international net revenue accounted for 30% in 2011 as compared to 31% in 2010. As a percentage of total gross revenue, international gross revenue accounted for 29% in 2011 and 2010.

Our number of clients grew 53% at December 31, 2012 compared to December 31, 2011. Our number of users increased 41% at December 31, 2012 compared to December 31, 2011. The increase in the number of clients and users is representative of continued growth of the business during the current year. Additionally, our user growth rates have been lower than our client growth rates as clients do not necessarily add users to our core solution until they complete their implementation.

Bookings increased $56.7 million, or 58% for the year ended December 31, 2012 as compared to the same period in 2011, reflecting the increase in gross revenue for the period, and an increase in deferred revenue at December 31, 2012 from December 31, 2011 compared to the increase at December 31, 2011 from December 31, 2010. The growth rates for revenue and bookings are not correlated with each other in a given period due to the seasonality of when we enter into client agreements, the varied timing of billings, the recognition generally of subscription revenue on a straight-line basis over the term of each client agreement, and the recognition of consulting revenue generally on a proportional performance basis over the period the services are performed.

As discussed above under the heading "*Metrics*," bookings is a non-GAAP financial measure defined as the sum of gross revenue and the change in the deferred revenue balance for the period. Our management uses bookings in analyzing its financial results and believes it is useful to investors, as a supplement to the corresponding GAAP measure, in evaluating our ongoing operational performance and trends and in comparing our financial measures with other companies in the same industry. However, it is important to note that other companies, including companies in our industry, may calculate bookings differently or not at all, which may reduce its usefulness as a comparative measure.

The following table presents a reconciliation of revenue to bookings for each of the periods presented (in thousands):

	Deferred Revenue Balance	Year Ended December 31, 2012
Gross revenue		$ 117,914
Deferred revenue at December 31, 2011	$ 55,880	
Deferred revenue at December 31, 2012	92,252	
Change in deferred revenue		36,372
Bookings		**$ 154,286**

	Deferred Revenue Balance	Year Ended December 31, 2011
Gross revenue		$ 75,522
Deferred revenue at December 31, 2010	$ 33,818	
Deferred revenue at December 31, 2011	55,880	
Change in deferred revenue		22,062
Bookings		**$ 97,584**

	Deferred Revenue Balance	Year Ended December 31, 2010
Gross revenue		$ 46,608
Deferred revenue at December 31, 2009	$ 19,507	
Deferred revenue at December 31, 2010	33,818	
Change in deferred revenue		14,311
Bookings		**$ 60,919**

We believe our revenue and bookings growth is a result of our continued investment in and development of our direct sales and sales support teams. We believe this investment has enabled us to achieve greater sales coverage and better sales execution, as well as increase our marketing activities, which we believe have improved brand awareness and created higher demand for our solutions. We have also continued to enhance our core solution, which we believe has encouraged existing clients to add additional clouds and users.

Cost of Revenue and Gross Margin

	Year Ended December 31,		
	2012	2011	2010
	(dollars in thousands)		
Cost of revenue	$ 34,591	$ 21,285	$ 14,280
Gross profit	$ 83,323	$ 51,737	$ 29,451
Gross margin	71%	71%	67%

Cost of revenue increased $13.3 million, or 63%, in 2012 as compared to 2011, attributable to $6.5 million in increased employee-related costs due to higher headcount, $2.0 million in increased costs related to outsourced consulting services, and $1.2 million in increased allocated overhead such as rent, IT costs, depreciation and amortization and employee benefits costs, in each case to service our existing clients and support our continued growth. We also incurred $1.0 million in increased amortization of capitalized software, $0.8 million in increased reseller and referral fees, $0.6 million in increased amortization of developed technology related to intangible assets acquired in connection with our acquisition of Sonar Limited, and $0.5 million in increased third-party e-learning costs.

Cost of revenue increased $7.0 million, or 49%, in 2011 as compared to 2010, attributable to $3.4 million in increased employee-related costs due to higher headcount, $0.9 million in increased employee-related allocated overhead such as rent, IT costs, depreciation and amortization and employee benefits costs resulting from our increased headcount in order to support our continued growth, $0.7 million in increased costs related to outsourced consulting services, and $0.5 million in increased network infrastructure costs, in each case to service our existing clients as well as in anticipation of future growth. The increase was also attributable to $0.5 million in increased amortization of capitalized software, $0.5 million in increased reseller and referral fees, and $0.5 million in increased third-party e-learning costs.

Sales and Marketing

	Year Ended December 31,		
	2012	2011	2010
		(dollars in thousands)	
Sales and marketing	$ 73,563	$ 45,773	$ 28,134
Percent of net revenue	62%	63%	64%

Sales and marketing expenses increased $27.8 million, or 61%, in 2012 as compared to 2011. The increase was attributable to the expansion of our sales force and increases in marketing programs to address additional opportunities in new and existing markets. Total headcount in sales and marketing at December 31, 2012 increased compared to December 31, 2011, contributing to an increase in employee-related costs of $19.6 million, consisting of increased employee compensation and benefits of $12.9 million, increased commissions of $3.7 million, and increased stock-based compensation of $3.0 million. In addition, we incurred increased overhead costs, such as rent, IT costs, and depreciation and amortization, of $2.5 million, increased costs associated with outsourced marketing programs and events of $2.5 million, and increased travel costs associated with our direct sales teams of $1.9 million.

Sales and marketing expenses increased $17.6 million, or 63%, in 2011 as compared to 2010. The increase was attributable to the expansion of our sales force and increases in marketing programs to address additional opportunities in new and existing markets. Employee-related costs increased by $12.4 million, consisting of increased employee compensation and benefits of $8.7 million, increased commissions of $2.9 million , and increased stock-based compensation of $0.8 million. In addition, we incurred increased overhead costs, such as rent, IT costs, and depreciation and amortization, of $1.9 million, increased travel costs associated with our direct sales teams of $1.6 million, and increased costs associated with outsourced marketing programs and events of $1.0 million.

Research and Development

	Year Ended December 31,		
	2012	2011	2010
		(dollars in thousands)	
Research and development	$ 14,886	$ 10,149	$ 5,602
Percent of net revenue	13%	14%	13%

Research and development expenses increased $4.7 million or 47%, in 2012 as compared to 2011. The increase was principally due to an increase in research and development headcount at December 31, 2012 compared to December 31, 2011 to maintain and improve the functionality of our solutions. As a result, we incurred increased employee-related costs of $3.0 million arising primarily from increased headcount, consisting of increased employee compensation and benefits of $2.8 million and increased stock-based compensation of $0.2 million. In addition, in the year ended December 31, 2012 we incurred increased expenses of allocated overhead costs, such as rent, IT costs, and depreciation and amortization, of $1.1 million relating to overall increased expenses to support our continued growth.

Research and development expenses increased $4.5 million or 81%, in 2011 as compared to 2010. We incurred increased employee-related costs of $2.5 million, consisting of increased employee compensation and benefits of $1.9 million and increased stock-based compensation of $0.6 million. In addition, in the year ended December 31, 2011, we incurred increased expenses of allocated overhead costs, such as rent, IT costs, and depreciation and amortization, of $0.9 million relating to overall increased expenses to support our continued growth and increased expenses related to third-party consultants of $0.8 million.

We capitalize a portion of our software development costs related to the development and enhancements of our solutions, which are then amortized to cost of revenue. The timing of our capitalizable development and enhancement projects may affect the amount of development costs expensed in any given period. We capitalized $5.7 million, $3.3 million and $1.9 million of software development costs and amortized $2.8 million, $1.9 million and $1.2 million in 2012, 2011 and 2010, respectively.

General and Administrative

	Year Ended December 31,		
	2012	2011	2010
		(dollars in thousands)	
General and administrative	$ 25,912	$ 15,122	$ 8,555
Percent of net revenue	22%	21%	20%

General and administrative expenses increased $10.8 million, or 71%, in 2012 as compared to 2011. The increase was driven by increased employee-related costs and professional fees to support our growing business and operations as a public company. We incurred increased employee-related costs of $5.8 million, consisting of increased stock-based compensation expense of $3.6 million and increased employee compensation and benefits of $2.2 million, as a result of increased headcount and corresponding stock-based compensation awards between December 31, 2011 and December 31, 2012. In addition, we incurred increased professional fees of $2.3 million for accounting, audit, legal and tax services, increased subscription fees of $0.6 million, and increased expenses related to travel and entertainment of $0.6 million.

General and administrative expenses increased $6.6 million, or 77%, in 2011 as compared to 2010. The increase was driven by increased employee-related costs and increased overhead costs associated with increased headcount and professional fees to support our growing business and operations as a public company. We incurred increased employee-related costs of $3.8 million, consisting of increased employee compensation and benefits of $2.1 million and increased stock-based compensation expense of $1.7 million, as a result of increased headcount and corresponding stock-based compensation awards between December 31, 2010 and December 31, 2011. In addition, we incurred increased professional fees of $1.0 million for accounting, audit, legal and tax services, and increased travel expenses of $0.8 million.

Amortization of certain acquired intangible assets

	Year Ended December 31,		
	2012	2011	2010
		(dollars in thousands)	
Amortization of certain acquired intangible assets	$ 739	$ —	$ —

Amortization of acquired intangibles increased $0.7 million for the year ended December 31, 2012 as compared to the same period in 2011 due to the amortization of intangible assets acquired through the acquisition of Sonar Limited. We also record amortization of developed technology and software license rights in cost of revenues.

The following table presents our estimate of amortization expense for each of the five succeeding fiscal years for all finite-lived intangible assets that existed at December 31, 2012 (in thousands):

2013	$ 2,262
2014	2,078
2015	1,840
2016	555
2017	145
Thereafter	7
Total	**$ 6,887**

Estimated amortization expense of $1.3 million, $1.2 million, $1.2 million, $0.4 million, and $0.1 million will be recorded in cost of revenue for 2013, 2014, 2015, 2016, and 2017 and thereafter, respectively. The remaining estimated amortization expense will be recorded in amortization of certain acquired intangible assets within operating expenses.

Other Income (Expense)

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Interest income	$ —	$ 20	$ 3
Interest expense	(442)	(902)	(1,113)
Change in fair value of preferred stock warrant liabilities	—	(42,559)	(34,073)
Withdrawn secondary offering expense	—	(555)	—
Other, net	40	(416)	(210)
Other income (expense), net	$ (402)	$ (44,412)	$ (35,393)

Interest expense for the year ended December 31, 2012 decreased $0.5 million as compared to the same period in 2011 due to decreased weighted average borrowings and the write-off of the remaining unamortized debt discount of $0.3 million in the three months ended March 31, 2011 associated with debt that was repaid with proceeds from our initial public offering. The decrease in interest expense of $0.2 million in 2011 as compared to 2010 was attributable to lower interest expense as a result of decreased borrowings under our credit facilities throughout 2011 as compared to 2010.

During the year ended December 31, 2011, we recorded a non-cash charge of $42.6 million related to the change in fair value of our preferred stock warrant liabilities from December 31, 2010 to the respective exercise dates of the warrants in March 2011, as compared to an increase of $34.1 million at December 31, 2010 as compared to December 31, 2009. We valued our preferred stock warrants at the end of each fiscal period using the Black-Scholes option pricing model. During March 2011, all of our warrants to purchase preferred stock were exercised, and all outstanding shares of preferred stock, including all shares of preferred stock issued upon the exercise of the preferred stock warrants, were converted into common stock on a one-for-one basis. As a result, subsequent to the three months ended March 31, 2011, we no longer record any changes in the fair value of such liabilities in our statement of operations.

During the year ended December 31, 2011, we incurred legal, accounting and printing related costs of approximately $0.6 million associated with our intended secondary offering. As a result of our withdrawal from the offering, we expensed such costs.

Other, net is comprised of foreign exchange gains and losses related to transactions denominated in foreign currencies and unrealized gains and losses related to our intercompany loans. Foreign exchange gains and losses for the years ended December 31, 2012, 2011 and 2010, respectively, were related to fluctuations in the British Pound and Euro in relation to the U.S. Dollar.

Income Tax Benefit (Provision)

	Year Ended December 31,		
	2012	2011	2010
		(in thousands)	
Income tax benefit (provision)	$ 789	$ (181)	$ (137)

We have incurred operating losses in the U.S. and U.K. in all periods to date and have recorded a full valuation allowance against our U.S. and U.K. net deferred tax assets and therefore have not recorded a provision for income taxes for any of the periods presented, other than provisions for certain foreign income taxes. During the year ended December 31, 2012, we recorded an income tax benefit due to the amortization of deferred tax liabilities assumed as part of the Sonar Limited acquisition.

Liquidity and Capital Resources

Historically, our operations and growth have been financed primarily through the sale of equity securities, including net cash proceeds from our initial public offering of common stock in March 2011, in which we raised approximately $90.5 million, net of underwriting discounts and commissions but before offering expenses of $3.7 million.

At December 31, 2012, our principal sources of liquidity were $76.4 million of cash and cash equivalents. Our working capital at December 31, 2012, excluding current deferred revenue, was $115.3 million.

Based on our current level of operations and anticipated growth, we believe our future cash flows from operating activities, existing cash and cash equivalents will provide adequate funds for our ongoing operations for at least the next twelve months. Our future capital requirements will depend on many factors, including our rate of revenue, billings growth and collections, the level of our sales and marketing efforts, the timing and extent of spending to support product development efforts and expansion into new territories, the timing of introductions of new services and enhancements to existing services, the timing of general and administrative expenses as we grow our administrative infrastructure, and the continuing market acceptance of our solutions. To the extent that existing cash and cash from operations are not sufficient to fund our future activities, we may need to raise additional funds. If we make acquisitions of complementary businesses, services or technologies, we could be required to seek additional equity financing or utilize our cash resources.

The following table sets forth a summary of our cash flows for the periods indicated (in thousands):

	Year Ended December 31,		
	2012	2011	2010
Net cash provided by operating activities	$ 10,294	$ 1,832	$ 166
Net cash used in investing activities	(19,581)	(3,885)	(2,898)
Net cash provided by financing activities	312	80,639	1,738

Net Cash Provided by Operating Activities

Our cash flows from operating activities are significantly influenced by our growth, ability to maintain our contractual billing and collection terms, and our investments in headcount and infrastructure to support anticipated growth. In addition, our net loss in prior periods has been significantly greater than our use of cash for operating activities due to the inclusion of substantial non-cash charges.

Cash provided by operating activities of $10.3 million during 2012 was a result of the continued growth of our business and our ability to bill and collect from our customers, partially offset by our continued investments for further growth. In the year ended December 31, 2012, $18.2 million, or 58%, of our net loss of $31.4 million consisted of non-cash items, including $12.2 million of stock-based compensation and $7.0 million of depreciation and amortization. These non-cash expenses were partially offset by a non-cash deferred tax benefit of $1.0 million.

Cash provided by operating activities includes a $35.3 million increase in deferred revenue due to increased billings during the year ended December 31, 2012, a $6.3 million increase in accrued liabilities primarily due to the timing of payments, and an increase in other liabilities of $3.7 million. Cash provided by operating activities is partially offset by a $12.3 million increase in accounts receivable attributable to higher billings in the fiscal year 2012 due to an increased number of clients, a $5.7 million increase in deferred commissions due to increased sales and a change in our commission plan payment schedule during the period, and a $4.2 million increase in prepaid and other assets due to an increase in business activity associated with the growth of our business and the timing of payments to vendors.

Cash provided by operating activities during 2011 of $1.8 million was a result of a significant increase in sales due to the growth in our business. In 2011, $54.5 million, or 85%, of our net loss of $63.9 million consisted of non-cash items, including a $42.6 million increase in preferred stock warrant liabilities, $4.5 million of stock-based compensation, $3.7 million of depreciation and amortization, a $2.5 million reduction of revenue for the issuance of a common stock warrant in connection with our distributor agreement with ADP, $0.6 million of non-cash interest expense, and approximately $0.5 million in foreign exchange losses. In addition to these non-cash items, we incurred $0.6 million in expenses associated with our secondary offering that we withdrew from in August 2011, which expenses we presented as part of cash flows from financing activities. The other elements of our cash flows from operating activities during 2011 generally reflected significantly increased sales compared to the prior-year and our continued significant investments in headcount and other expenses to grow our business. We used working capital in a $13.3 million increase in accounts receivable due to significantly increased sales compared to the prior-year. Other uses of working capital included a $1.8 million increase in prepaid expenses and other assets, including increased third-party content fees commensurate with the increased sales, and a $1.3 million increase in deferred commissions due to the increased sales. These uses of cash were partially offset by a $22.2 million increase in deferred revenue also due to the increased sales, a $3.3 million increase in accrued expenses reflecting the overall growth of our business, including additional vacation and bonus accruals consistent with our growth in headcount, a $0.9 million increase in accounts payable due to a higher level of expenses consistent with the overall growth of our business, and a $0.7 million increase in other liabilities.

Cash provided by operating activities during 2010 of $0.2 million was a result of significant increased sales due to the growth in our business. In 2010, $40.9 million, or 85%, of our net loss of $48.4 million consisted of non-cash items, including a $34.1 million increase in preferred stock warrant liabilities, a $2.9 million reduction of revenue for the issuance of a common stock warrant in conjunction with our distributor agreement with ADP, $2.6 million of depreciation and amortization, and $0.9 million of stock-based compensation. The other elements of our cash flows from operating activities during 2010 generally reflected significantly increased sales compared to the prior year and our continued significant investments in headcount and other expenses to grow our business. We used working capital in an $8.8 million increase in accounts receivable due to significantly increased sales compared to the prior year. Other uses of working capital included a $0.9 million increase in deferred commissions due to the increased sales, and a $1.0 million increase in prepaid expenses and other assets, including increased third-party content fees commensurate with the increased sales. These uses of cash were partially offset by a $14.3 million increase in deferred revenue also due to the increased sales, a $2.2 million increase in accounts payable due to a higher level of expenses consistent with the overall growth of our business, a $1.1 million increase in accrued expenses reflecting the overall growth of our business, including additional vacation and bonus accruals consistent with our growth in headcount, and a $0.7 million increase in other liabilities.

Net Cash Used in Investing Activities

Our primary investing activities have consisted of cash paid for an acquisition of a business and capital expenditures to develop our capitalized software as well as to purchase computer equipment and furniture and fixtures in support of expanding our infrastructure and workforce. As our business grows, we expect our investment activity to continue to increase.

We used $19.6 million of cash in investing activities in the year ended December 31, 2012, due to cash used in our acquisition of Sonar Limited of $12.4 million, $5.0 million of investments in our capitalized software, and $2.1 million in cash purchases of net investments in fixed assets. Our investments in fixed assets consisted of $7.2 million in corporate office renovations, purchases of additional furniture and equipment for our expanding infrastructure and work force, which were primarily financed through $2.9 million in capital leases and other financing arrangements, $2.1 million in cash, $1.5 million via a lease arrangement with Water Garden Realty Holding LLC, and $0.7 million through our accounts payable.

We used $3.9 million of cash in investing activities for the year ending December 31, 2011, primarily due to $3.0 million of investments in our capitalized software and approximately $0.8 million of net investments in other fixed assets. The investments in other fixed assets consisted of $1.5 million in purchases of additional equipment during the period for our expanding infrastructure and workforce that were primarily financed through $1.1 million in capital leases and other financing arrangements and through $0.7 million under our SVB Credit Facility. In addition, we financed through capital leases approximately $0.4 million of previous investments in fixed assets during 2011 which were previously reflected in accounts payable at December 31, 2010.

We used $2.9 million of cash in investing activities in the year ended December 31, 2010, primarily due to $1.9 million of investments in our capitalized software and $0.8 million of net investments in other fixed assets. The investments in other fixed assets consisted of $3.1 million in purchases of additional equipment for our expanding infrastructure and workforce, which were primarily financed through $2.3 million in capital lease financing.

Net Cash Provided by Financing Activities

The cash provided by financing activities of $0.3 million in the year ended December 31, 2012 was primarily due to proceeds of $2.7 million from stock option exercises and common stock warrant exercises, borrowings of $1.0 million on our line of credit with Silicon Valley Bank, partially offset by payments of $1.9 million on our capital lease and financing obligations, and debt repayment of $1.5 million.

The cash provided by financing activities of $80.6 million in the year ended December 31, 2011 was primarily due to $90.5 million of proceeds from our initial public offering, net of underwriting discounts and commissions but before offering expenses. In addition, cash provided by financing activities was also due to the receipt of $4.7 million in proceeds from the exercise of warrants to purchase preferred stock and common stock and stock options and borrowings of $0.7 million under our SVB Credit Facility to finance the purchase of additional equipment and software. These proceeds were partially offset by payments of $9.2 million to repay the then outstanding debt, payments of costs of $3.4 million related to our initial public offering, payments of $2.0 million on our capital lease obligations and other financing arrangements, and payments of costs of $0.6 million related to our withdrawn secondary offering.

The cash provided by financing activities in the year ended December 31, 2010 of $1.7 million was primarily due to $20.7 million of borrowings on our lines of credit with Comerica and Silicon Valley Bank and $0.9 million of proceeds due to exercise of stock options, partially offset by $11.8 million of payments on our Comerica credit facility, $6.6 million of payments on our SVB Credit Facility, and $1.3 million of payments on our capital lease obligations.

Contractual Obligations

Our principal commitments consist of obligations under our outstanding debt facilities, leases for our office space, computer equipment, furniture and fixtures, and contractual commitments for hosting and other support services. The following table summarizes our contractual obligations at December 31, 2012 (in thousands):

		Year Ending December 31,					
	Total	2013	2014	2015	2016	2017	Thereafter
Long-term debt obligations including interest	$ 2,988	$ 1,038	$ 889	$ 620	$ 229	$ 212	$ —
Capital lease obligations	3,053	1,772	950	327	4	—	—
Operating lease obligations	20,861	3,249	3,097	3,246	3,508	3,664	4,097
Other contractual obligations[1]	51,988	12,646	12,405	12,015	3,810	3,810	7,302

(1) Other contractual obligations include agreements with various third party service providers whereby we have committed to provide certain dollar amounts or hours of professional service projects related to implementation and other services for our clients.

At December 31, 2012, liabilities for unrecognized tax benefits of $0.3 million which are attributable to foreign income taxes and interest and penalties, are not included in the table above because, due to their nature, there is a high degree of uncertainty regarding the time of future cash outflows and other events that extinguish these liabilities.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not have any relationships with other entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. We are therefore not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in those types of relationships.

During June 2011, we signed a standby letter of credit in British Pounds in relation to a foreign sales arrangement with a customer in the United Kingdom in the amount of approximately $0.3 million as of December 31, 2011. The standby letter of credit was reduced to approximately $0.2 million at November 30, 2011 and was subsequently reduced to approximately $0.1 million at May 30, 2012. These amounts were calculated based on exchange rates in effect on December 31, 2012.

During December 2011, we signed a standby letter of credit in relation to our building lease for our office space in Santa Monica, California in the amount of $1.0 million.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risks*

We have operations both within the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate, foreign exchange and inflation risks, as well as risks relating to changes in the general economic conditions in the countries where we conduct business. To reduce certain of these risks, we monitor the financial condition of our large clients and limit credit exposure by collecting in advance and setting credit limits as we deem appropriate. In addition, our investment strategy has historically been to invest in financial instruments that are highly liquid and readily convertible into cash and that mature within three months from the date of purchase. To date, we have not used derivative instruments to mitigate the impact of our market risk exposures. We have also not used, nor do we intend to use, derivatives for trading or speculative purposes.

Interest Rate Risk

At December 31, 2012, we had cash and cash equivalents of $76.4 million, which primarily consisted of money market funds backed by United States Treasury Bills. The carrying amount of our cash equivalents reasonably approximates fair value due to the short maturities of these instruments.

The primary objectives of our investment activities are the preservation of capital, the fulfillment of liquidity needs and the fiduciary control of cash and investments. We do not enter into investments for trading or speculative purposes. Our investments are exposed to market risk due to fluctuations in interest rates, which may affect our interest income and the fair market value of our investments. Due to the short-term nature of our investment portfolio, however, we do not believe an immediate 10% increase or decrease in interest rates would have a material effect on the fair market value of our portfolio. We therefore do not expect our operating results or cash flows to be materially affected by a sudden change in market interest rates.

We do not believe our cash equivalents have significant risk of default or illiquidity. While we believe our cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits. We cannot be assured that we will not experience losses on these deposits.

Foreign Currency Risk

We have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the U.S. Dollar. Our historical revenue has primarily been denominated in U.S. Dollars, and a significant portion of our current revenue continues to be denominated in U.S. Dollars. However, we expect an increasing portion of our future revenue to be denominated in currencies other than the U.S. Dollar, primarily the Euro and British Pound. To a lesser extent, we also have revenue denominated in Australian Dollars, Canadian Dollars, Indian Rupees, Japanese Yen, New Zealand Dollars, Singapore Dollars, and South African Rand. The effect of an immediate 10% adverse change in foreign exchange rates on foreign-denominated accounts at December 31, 2012, including our intercompany loans with our UK subsidiary, would result in a foreign currency loss of approximately $3.3 million. Our operating expenses are generally denominated in the currencies of the countries in which our operations are located, primarily the United States and, to a much lesser extent, the United Kingdom, other European Union countries, Australia, Canada, Hong Kong, India, Israel, Italy and New Zealand. Increases and decreases in our foreign-denominated revenue from movements in foreign exchange rates are partially offset by the corresponding decreases or increases in our foreign-denominated operating expenses.

As our international operations grow, our risks associated with fluctuation in currency rates will become greater, and we will continue to reassess our approach to managing this risk. In addition, currency fluctuations or a weakening U.S. Dollar can increase the costs of our international expansion. To date, we have not entered into any foreign currency hedging contracts although we may do so in the future.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Counterparty Risk

Our financial statements are subject to counterparty credit risk, which we consider as part of the overall fair value measurement. We attempt to mitigate this risk through credit monitoring procedures.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Cornerstone OnDemand, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Cornerstone OnDemand, Inc. and its subsidiaries (the "Company") at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in 2012). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
March 1, 2013

CORNERSTONE ONDEMAND, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except par values)

	December 31, 2012	December 31, 2011
Assets		
Cash and cash equivalents	$ 76,442	$ 85,409
Accounts receivable, net	47,528	34,110
Deferred commissions	9,354	3,537
Prepaid expenses and other current assets	8,249	3,789
Total current assets	141,573	126,845
Capitalized software development costs, net	7,007	4,106
Property and equipment, net	7,947	3,663
Intangible assets, net	6,887	609
Goodwill	8,193	—
Other assets, net	227	139
Total Assets	$ 171,834	$ 135,362
Liabilities and Stockholders' Equity		
Liabilities:		
Accounts payable	$ 4,849	$ 3,834
Accrued expenses	14,986	8,039
Deferred revenue, current portion	87,759	52,338
Capital lease obligations, current portion	1,643	1,617
Debt, current portion	916	265
Other liabilities	3,885	996
Total current liabilities	114,038	67,089
Other liabilities, non-current	3,592	806
Deferred revenue, net of current portion	4,493	3,542
Capital lease obligations, net of current portion	1,227	1,056
Long-term debt, net of current portion	1,836	409
Total liabilities	125,186	72,902
Commitments and contingencies (Note 15)		
Stockholders' Equity:		
Common stock, $0.0001 par value; 1,000,000 shares authorized, 50,689 and 49,274 shares issued and outstanding at December 31, 2012 and 2011	5	5
Additional paid-in capital	242,767	226,916
Accumulated deficit	(196,041)	(164,651)
Accumulated other comprehensive loss	(83)	190
Total stockholders' equity	46,648	62,460
Total Liabilities and Stockholders' Equity	$ 171,834	$ 135,362

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE ONDEMAND, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,		
	2012	2011	2010
Revenue (net of $2,500 and $2,877 of a reduction of revenue in 2011 and 2010, respectively, relating to common stock warrants)	$ 117,914	$ 73,022	$ 43,731
Cost of revenue	34,591	21,285	14,280
Gross profit	83,323	51,737	29,451
Operating expenses:			
Selling and marketing	73,563	45,773	28,134
Research and development	14,886	10,149	5,602
General and administrative	25,912	15,122	8,555
Amortization of certain acquired intangible assets	739	—	—
Total operating expenses	115,100	71,044	42,291
Loss from operations	(31,777)	(19,307)	(12,840)
Other income (expense):			
Interest income	—	20	3
Interest expense	(442)	(902)	(1,113)
Change in fair value of preferred stock warrant liabilities	—	(42,559)	(34,073)
Withdrawn secondary offering expense	—	(555)	—
Other, net	40	(416)	(210)
Other income (expense), net	(402)	(44,412)	(35,393)
Loss before income tax benefit (provision)	(32,179)	(63,719)	(48,233)
Income tax benefit (provision)	789	(181)	(137)
Net loss	$ (31,390)	$ (63,900)	$ (48,370)
Accretion of redeemable preferred stock	—	(5,208)	(8,235)
Net loss attributable to common stockholders	$ (31,390)	$ (69,108)	$ (56,605)
Net loss per share attributable to common stockholders, basic and diluted	$ (0.63)	$ (1.74)	$ (6.15)
Weighted average common shares outstanding, basic and diluted	49,929	39,824	9,206

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE ONDEMAND, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(In thousands)

	Years Ended December 31,		
	2012	2011	2010
Net loss	$ (31,390)	$ (63,900)	$ (48,370)
Foreign currency translation adjustment, net of tax	(273)	217	(27)
Total comprehensive loss	$ (31,663)	$ (63,683)	$ (48,397)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE ONDEMAND, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Treasury Stock		Additional Paid-In Capital (Deficit)	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
	Shares	Par Value	Shares	At Cost				
Balance as of December 31, 2009	**9,153**	**$ 1**	**(650)**	**$ (462)**	**$ —**	**$ (44,917)**	**$ —**	**$ (45,378)**
Accretion of preferred stock	—	—	—	—	(3,720)	(4,515)	—	(8,235)
Issuance of common stock warrants	—	—	—	—	3,072	—	—	3,072
Exercise of options and warrants to purchase common stock	2,083	—	—	—	742	—	—	742
Retirement of treasury stock	(650)	—	650	462	(462)	—	—	—
Stock-based compensation	—	—	—	—	965	—	—	965
Net loss						(48,370)		(48,370)
Other comprehensive loss, net of tax	—	—	—	—	—	—	(27)	(27)
Balance as of December 31, 2010	**10,586**	**$ 1**	**—**	**$ —**	**$ 597**	**$ (97,802)**	**$ (27)**	**$ (97,231)**
Accretion of preferred stock	—	—	—	—	(2,259)	(2,949)	—	(5,208)
Conversion of preferred stock to common stock	28,809	3	—	—	132,772	—	—	132,775
Issuance of common stock for the exercise of warrants to purchase common stock	898	—	—	—	474	—	—	474
Issuance of common stock upon initial public offering, net of issuance costs	7,500	1	—	—	86,852	—	—	86,853
Issuance of common stock to a non-profit organization	20	—	—	—	193	—	—	193
Issuance of common stock upon the exercise of options	1,461	—	—	—	1,017	—	—	1,017
Issuance of a common stock warrant	—	—	—	—	2,500	—	—	2,500
Vesting of early exercised options	—	—	—	—	82	—	—	82
Tax withholding on net exercise of stock-based awards	—	—	—	—	(48)	—	—	(48)
Stock-based compensation	—	—	—	—	4,736	—	—	4,736
Net loss	—	—	—	—	—	(63,900)	—	(63,900)

Other comprehensive income, net of tax	—	—	—	—	—	—	217	217
Balance as of December 31, 2011	**49,274**	**$ 5**	**—**	**$ —**	**$ 226,916**	**$(164,651)**	**$ 190**	**$ 62,460**
Issuance of common stock for the exercise of warrants to purchase common stock	130	—	—	—	208	—	—	208
Issuance of common stock upon the exercise of options	1,127	—	—	—	2,490	—	—	2,490
Vesting of early exercised options	—	—	—	—	55	—	—	55
Vesting of restricted stock units	112	—	—	—	—	—	—	—
Shares issued for acquisition of Sonar Limited	47	—	—	—	335	—	—	335
Stock-based compensation	—	—	—	—	12,763	—	—	12,763
Net loss	—	—	—	—	—	(31,390)	—	(31,390)
Other comprehensive loss, net of tax	—	—	—	—	—	—	(273)	(273)
Balance as of December 31, 2012	**50,690**	**$ 5**	**—**	**$ —**	**$ 242,767**	**$(196,041)**	**$ (83)**	**$ 46,648**

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CORNERSTONE ONDEMAND, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2012	2011	2010
Cash flows from operating activities:			
Net loss	$ (31,390)	$ (63,900)	$ (48,370)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	7,037	3,714	2,636
Non-cash interest expense	101	579	331
Change in fair value of preferred stock warrant liabilities	—	42,559	34,073
Unrealized foreign exchange (gain) loss	(182)	460	(49)
Charges related to the issuance of common stock warrants to a distributor	—	2,500	2,877
Stock-based compensation expense	12,207	4,502	907
Loss on disposal of fixed assets	42	—	47
Withdrawn secondary offering expense	—	555	—
Non-cash charitable contribution of common stock	—	193	—
Deferred income taxes	(965)	—	—
Changes in operating assets and liabilities, net of effects from acquisition:			
Accounts receivable	(12,254)	(13,308)	(8,751)
Deferred commissions	(5,691)	(1,274)	(885)
Prepaid expenses and other assets	(4,188)	(1,804)	(970)
Accounts payable	190	915	2,215
Accrued expenses	6,325	3,314	1,124
Deferred revenue	35,327	22,161	14,311
Other liabilities	3,735	666	670
Net cash provided by operating activities	10,294	1,832	166
Cash flows from investing activities:			
Purchases of property and equipment	(2,123)	(784)	(818)
Capitalized software costs	(5,030)	(3,022)	(1,888)
Purchases of intangible assets	—	—	(192)
Proceeds from maturities of available-for-sale securities	—	34,000	—
Purchase of available-for-sale securities	—	(34,079)	—
Cash paid for acquisition, net of cash acquired	(12,428)	—	—
Net cash used in investing activities	(19,581)	(3,885)	(2,898)
Cash flows from financing activities:			
Proceeds from initial public offering, net of underwriting discounts and commissions	—	90,539	—
Payments of initial public offering costs	—	(3,436)	(250)
Proceeds from issuance of preferred stock upon warrant exercises	—	3,163	—
Payments of withdrawn secondary offering costs	—	(555)	—
Proceeds from the issuance of debt	1,043	669	20,700
Repayment of debt	(1,510)	(9,207)	(18,355)
Principal payments under capital lease obligations	(1,919)	(1,977)	(1,265)
Proceeds from stock option and warrant exercises	2,698	1,491	908
Payment of withholding tax on net exercise of stock-based awards	—	(48)	—
Net cash provided by financing activities	312	80,639	1,738

Effect of exchange rate changes on cash and cash equivalents	8	(244)	—
Net (decrease) increase in cash and cash equivalents	(8,967)	78,342	(994)
Cash and cash equivalents at beginning of period	85,409	7,067	8,061
Cash and cash equivalents at end of period	$ 76,442	$ 85,409	$ 7,067
Supplemental cash flow information:			
Cash paid for interest	$ 341	$ 543	$ 909
Cash paid for income taxes	$ 103	$ 104	$ 44
Non-cash investing and financing activities:			
Conversion of convertible preferred stock to common stock	$ —	$ 132,775	$ —
Assets acquired under capital leases and other financing arrangements	$ 3,722	$ 1,131	$ 2,305
Common stock issued for business acquisition	$ 335	$ —	$ —
Capitalized assets financed by accounts payable	$ 693	$ 25	$ 362
Capitalized stock-based compensation	$ 556	$ 234	$ 58
Capitalized patent license acquired under installment obligations	$ —	$ —	$ 688
Deferred offering costs included in accounts payable and accrued expenses	$ —	$ —	$ 2,638

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

Company Overview

Cornerstone OnDemand, Inc. ("Cornerstone" or the "Company") was incorporated on May 24, 1999 in the state of Delaware and began its principal operations in November 1999.

The Company is a leading global provider of comprehensive talent management solutions delivered as Software-as-a-Service ("SaaS"). The Company's core solution consists of four integrated clouds for recruiting, learning management, performance management and extended enterprise. Customers may subscribe to one more of the clouds.

The Company's solutions are designed to enable organizations to meet the challenges they face in empowering and maximizing the productivity of their human capital. These challenges include developing employees throughout their careers, engaging all employees effectively, improving business execution, cultivating future leaders, and integrating with an organization's extended enterprise of clients, vendors and distributors by delivering training, certification programs and other content. Management has determined that it operates in one segment as it only reports financial information on an aggregate and consolidated basis to its chief executive officer, who is the Company's chief operating decision maker.

The Company is headquartered in Santa Monica, California and has offices in Auckland, Hong Kong, London, Mumbai, Munich, Madrid, Paris, Rome, Sydney and Tel Aviv.

On April 5, 2012, the Company completed the acquisition of Sonar Limited ("Sonar"), a New Zealand based SaaS talent management solution provider serving small businesses worldwide. Post-acquisition, Sonar's talent management solution was rebranded as Cornerstone Small Business, or CSB.

The Company also offers Cornerstone for Salesforce, a cloud-based talent management solution developed on the Salesforce.com platform which allows organizations to provide access to sales enablement and just-in-time training from within Salesforce.

Initial Public Offering

In March 2011, the Company completed its initial public offering ("IPO") whereby it sold 7,500,000 shares of common stock at a price of $13.00 per share. The Company's shares are traded on the NASDAQ Global Market. The Company received proceeds from its IPO of $90.5 million, net of underwriting discounts and commissions but before offering expenses of $3.7 million.

As part of the offering, an additional 4,575,000 shares of common stock were sold by certain existing stockholders at a price of $13.00 per share. The Company did not receive any of the proceeds from the sale of such shares by the selling stockholders.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The accompanying consolidated financial statements include the accounts of Cornerstone OnDemand, Inc., and its wholly owned subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

On an on-going basis, management evaluates its estimates, including among others those related to: (i) the realization of tax assets and estimates of tax liabilities, (ii) the recognition and disclosure of contingent liabilities, (iii) the collectability of accounts receivable, (iv) the evaluation of revenue recognition criteria, including the determination of standalone value and estimates of the selling price of multiple-deliverables in the Company's revenue arrangements, (v) fair values of investments in marketable securities, (vi) the assigned value of acquired assets and assumed liabilities in business combinations, (vii) the useful lives of property and equipment, capitalized software and intangible assets, (viii) impairment of long-lived assets, including goodwill, and (viii) assumptions used in the Black-Scholes option pricing model to determine the fair value of stock options and warrants. These estimates are based on historical data and experience, as well as various other factors that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. The Company engages third-party valuation specialists to assist with the allocation of the purchase price in business combinations and, prior to the Company's IPO in March 2011, the Company engaged third-party valuation specialists to assist with estimates related to the valuation of its preferred and common stock. Such estimates required the selection of appropriate valuation methodologies and models, and significant judgment in evaluating ranges of assumptions and financial inputs.

Withdrawn Secondary Offering

On July 20, 2011, in connection with a proposed secondary offering of shares of common stock by the Company and certain existing stockholders ("the secondary offering"), the Company filed a Registration Statement on Form S-1 with the Securities and Exchange Commission ("SEC"). On August 8, 2011, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company requested that the SEC consent to the withdrawal of the Registration Statement, including all amendments and exhibits. During the three months ended September 30, 2011, the Company incurred expenses of approximately $0.6 millions in connection with the proposed secondary offering which were recorded in other, net, within other income (expense) in the Company's statements of operations.

Reclassifications

Certain amounts in the consolidated balance sheet at December 31, 2011 have been reclassified to conform to the current year presentation.

Business Combinations

The results of businesses acquired in a business combination are included in the Company's consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of an acquired business being recorded at their estimated fair values on the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

The Company performs valuations of assets acquired and liabilities assumed for an acquisition and allocates the purchase price to its respective net tangible and intangible assets. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates and selection of comparable companies. The Company engages the assistance of valuation specialists in concluding on fair value measurements in connection with fair values of assets and liabilities assumed in a business combination.

Transaction costs associated with business combinations are expensed as incurred, and are included in general and administrative expenses in the consolidated statement of operations. Transaction costs were $0.7 million for the year ended December 31, 2012. There were no transaction costs for the year ended December 31, 2011.

Segments

Management has determined that it operates in one segment as it only reports financial information on an aggregate and consolidated basis to its chief executive officer, who is the Company's chief operating decision maker.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per share of common stock is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for a period.

Prior to the Company's IPO in March 2011, as the Company had convertible preferred stock outstanding, and, as the holders of the Company's convertible preferred stock were entitled to participate in dividends and earnings of the Company, the Company used the two-class method in calculating earnings per share for periods in which the Company generated net income. As the holders of the Company's convertible preferred stock were not contractually obligated to share in the losses of the Company, no such allocation was made for any periods presented given the Company's net losses.

The Company may grant restricted stock under the 2010 Equity Incentive Plan ("2010 Plan") (See Note 11). As the holders of the Company's restricted stock under the 2010 Plan are both entitled to participate in dividends and earnings of the Company, the Company uses the two-class method in calculating earnings per share for periods in which the Company generates income. As restricted stock holders are not contractually obligated to share in the losses, for periods where the Company generates losses, no allocation of losses is made to the restricted stock.

The two-class method requires net income to be allocated between the classes of stockholders, whether vested or unvested, based on their respective rights to receive dividends, whether or not declared.

Diluted loss per share attributable to common stockholders is based on the weighted-average number shares of common stock outstanding adjusted for the dilutive effect of share-based awards and the potential dilutive effect of warrants and convertible preferred stock. Diluted loss per share attributable to common stockholders is the same as basic loss per share attributable to common stockholders for all periods presented because the Company has reported net losses and the effects of including the potentially dilutive items were anti-dilutive.

Revenue Recognition

The Company derives its revenue from the following sources:

- ***Subscriptions to the Company's solutions***—Clients pay subscription fees for access to the Company's solutions for a specified period of time, typically three years for the Company's core solution or monthly, annually, or three-year periods for the Company's CSB and Cornerstone for Salesforce solutions. Fees are based on a number of factors, including the number of users having access to a solution. The Company generally recognizes revenue from subscriptions ratably over the term of the agreement.
- ***Consulting services***—The Company offers its clients assistance in implementing its solutions and optimizing their use. Consulting services include application configuration, system integration, business process re-engineering, change management, and training services. Services are billed either on a time-and-material or a fixed-fee basis. These services are generally purchased as part of a subscription arrangement and are typically performed within the first several months of the arrangement. Clients may also purchase consulting services at any other time. Consulting services are performed by the Company directly or by third-party professional service providers the Company engages. Clients may also choose to perform these services themselves or engage their own third-party service providers. The Company generally recognizes revenue from fixed fee consulting services using the proportional performance method over the period the services are performed and as time is incurred for time-and-material arrangements.
- ***E-learning content***—The Company resells third-party on-line training content, referred to as e-learning content, to its clients. In addition, the Company also hosts other e-learning content provided by its clients. The Company generally recognizes revenue from the resale of e-learning content as it is delivered and recognizes revenue from hosting as the hosting services are provided.

The Company recognizes revenue when: (i) persuasive evidence of an arrangement for the sale of the Company's solutions or consulting services exists, (ii) the solutions have been made available or delivered, or services have been performed, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. The timing and amount the Company recognizes as revenue is determined based on the facts and circumstances of each client arrangement. Evidence of an arrangement consists of a signed client agreement. The Company considers that delivery of a solution has commenced once it provides the client with log-in information to access and use the solution. If non-standard acceptance periods or non-standard performance criteria exist, revenue recognition commences upon the satisfaction of the non-standard acceptance or performance criteria, as applicable. Standard acceptance or performance clauses relate to the Company's solutions meeting certain perfunctory operating thresholds. Fees are fixed based on stated rates specified in the client agreement. If collectability is not considered reasonably assured, revenue is deferred until the fees are collected. The majority of client arrangements include multiple deliverables, such as subscriptions to the Company's software solutions and consulting services. The Company therefore recognizes revenue in accordance with the guidance for arrangements with multiple deliverables under Accounting Standards Update ("ASU") 2009-13 "*Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements—a Consensus of the Emerging Issues Task Force*," or ASU 2009-13. As clients do not have the right to the underlying software code for the solutions, the Company's revenue arrangements are outside the scope of software revenue recognition guidance. The Company's agreements generally do not contain any cancellation or refund provisions other than in the event of the Company's default.

For multiple-deliverable revenue arrangements, the Company first assesses whether each deliverable has value to the client on a standalone basis. The Company has determined that the solutions have standalone value, because, once access is given to a client, the solutions are fully functional and does not require any additional development, modification or customization. Consulting services have standalone value because third-party service providers, distributors or clients themselves can perform these services without the Company's involvement. The consulting services assist clients with the configuration and integration of the Company's solutions. The performance of these services generally does not require highly specialized or skilled individuals and are not essential to the functionality of the solutions.

Based on the standalone value of the deliverables, and since clients do not have a general right of return relative to the included consulting services, the Company allocates revenue among the separate deliverables in an arrangement under the relative selling price method using the selling price hierarchy established in ASU 2009-13. This hierarchy requires the selling price of each deliverable in a multiple deliverable arrangement to be based on, in descending order: (i) vendor-specific objective evidence of fair value ("VSOE"), (ii) third-party evidence of fair value ("TPE") or (iii) management's best estimate of the selling price ("BESP").

The Company is not able to determine VSOE or TPE for its deliverables, because the deliverables are sold separately and within a sufficiently narrow price range only infrequently, and because management has determined that there are no third-party offerings reasonably comparable to the Company's solutions. Accordingly, the selling prices of subscriptions to the solutions and consulting services is based on BESP. The determination of BESP requires the Company to make significant estimates and judgments. The Company considers numerous factors, including the nature of the deliverables themselves; the geography, market conditions and competitive landscape for the sale; internal costs; and pricing and discounting practices. The determination of BESP is made through consultation with and formal approval by senior management. The Company updates its estimates of BESP on an ongoing basis as events and as circumstances may require.

After the fair value of revenue allocable to each deliverable in a multiple deliverable arrangement based on the relative selling price method is determined, revenue is recognized for each deliverable based on the type of deliverable. For subscriptions to the solutions, revenue is recognized on a straight-line basis over the subscription term, which is typically three years. For consulting services, revenue is recognized using the proportional performance method over the period the services are performed.

In a limited number of cases, multiple deliverable arrangements may include consulting services that do not have value on a standalone basis separate from a solution, such as when the client's intended use of a solution requires enhancements to its underlying features and functionality. In these cases, revenue is recognized as one unit of accounting on a straight-line basis from the point at which the consulting services that do not have value on a standalone basis have been completed and accepted by the client, through the remaining term of the agreement.

For arrangements in which the Company resells third-party e-learning training content to clients or hosts client or third-party e-learning training content provided by the client, revenue is recognized in accordance with accounting guidance as to when to report gross revenue as a principal or report net revenue as an agent. The Company recognizes third-party content revenue at the gross amount invoiced to clients when (i) the Company is the primary obligor, (ii) the Company has latitude to establish the price charged, and (iii) the Company bears the credit risk in the transaction. For arrangements involving the sale of third-party content, clients are charged for the content based on pay-per-use or a fixed rate for a specified number of users, and revenue is recognized at the gross amount invoiced as the content is delivered. For arrangements where clients purchase third-party content directly from a third-party vendor, or provide it themselves, and the Company integrates the content into a solution, the Company charges a hosting fee. In such cases, hosting fees are recognized at the net amount charged by the Company for hosting services as the content is delivered.

Revenue generated from sales arrangements through distributors, including revenue generated through the Company's five-year global distributor agreement with ADP described below, is recognized in accordance with the Company's revenue recognition policies as described above at the amount invoiced to the distributor. In these arrangements, the Company recognizes revenue in accordance with accounting guidance as to when to report gross revenue as a principal and when to report net revenue as an agent. The Company recognizes revenue at the net amount invoiced to the distributor, as opposed to the gross amount the distributor invoices their end customer, as the Company has determined that (i) the Company in not the primary obligor in these arrangements, (ii) the Company does not have latitude to establish the price charged to the end-customer and (iii) the Company does not bear the credit risk in the transaction.

In connection with a five-year global distributor agreement entered into in May 2009 with a global distributor, ADP, the Company entered into a warrant agreement to provide additional incentives to ADP. In April 2012, the Company signed an amendment to extend the term of the distributor agreement through 2017. The warrant agreement provided that ADP was eligible to earn fully vested and immediately exercisable ten-year warrants to purchase between zero and 886,096 shares of the Company's common stock at a price of $0.53 per share if ADP met specified sales targets for each contract year until the earlier of the completion of the five-year term of the distributor agreement or the completion of an initial public offering of the Company's common stock. When ADP achieved the defined sales target and earned a warrant, the Company recorded the fair value of such warrant as a reduction of revenue. For the first contract year ended June 30, 2010, no reductions of revenue were recorded, based on the Company's conclusion that the defined sales targets had not been met by ADP.

During the years ended December 31, 2011 and 2010, the Company recorded reductions of revenue of $2.5 million and $2.9 million, respectively, in connection with the issuance of warrants to ADP. The Company recorded the fair value of the warrants as reduction of revenue as the agreement provides ADP with the right to be the distributor of the Company's services and the Company estimates that ADP will purchase additional services from the Company. See Note 10 for additional information about warrants under the ADP agreement.

The Company records amounts that have been invoiced to its clients in accounts receivable and in either deferred revenue or revenue depending on whether the revenue recognition criteria described above have been met. Deferred revenue that will be recognized during the succeeding twelve month period from the respective balance sheet date is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

Cost of Revenue

Cost of revenue consists primarily of costs related to hosting the Company's solutions; personnel and related expenses, including stock-based compensation, and related expenses for network infrastructure, IT support, consulting services and on-going client support staff; payments to external service providers; amortization of capitalized software costs, developed technology and licensing fees; and referral fees. In addition, the Company allocates a portion of overhead, such as rent, IT costs, depreciation and amortization and employee benefits costs, to cost of revenue based on headcount. Costs associated with providing consulting services are recognized as incurred when the services are performed. Out-of-pocket travel costs related to the delivery of professional services are typically reimbursed by the client and are accounted for as both revenue and expense in the period in which the cost is incurred.

Commission Payments

The Company defers commissions paid to its sales force because these amounts are recoverable from the future revenue from the non-cancelable client agreements that gave rise to the commissions. Commissions are deferred on the balance sheet and are amortized to sales and marketing expense over the term of the client agreement in proportion to the revenue that is recognized. Commissions are considered direct and incremental costs to client agreements and have generally been paid in the periods the Company received payment from the client under the associated client agreement. Commencing in the fourth quarter of 2012, the Company pays commissions between 45 and 75 days after execution of the client agreement.

During the years ended December 31, 2012, 2011, and 2010, the Company deferred $16.1 million, $7.7 million and $4.5 million, respectively, of commissions on the balance sheet. During the years ended December 31, 2012, 2011, and 2010, the Company amortized $10.3 million, $6.5 million and $3.6 million to sales and marketing expense, respectively. As of December 31, 2012 and 2011, deferred commissions on the Company's consolidated balance sheets totaled $9.4 million and $3.5 million, respectively.

Research & Development

Research and development expenses consist primarily of personnel and related expenses for the Company's research and development staff, including salaries, benefits, bonuses and stock-based compensation; the cost of certain third-party service providers; and allocated overhead. Research and development expenses, other than software development costs qualifying for capitalization, are expensed as incurred. The Company's research and development expenses were $14.9 million in 2012, $10.1 million in 2011, and $5.6 million in 2010.

Advertising

Advertising expenses for 2012, 2011, and 2010, were $0.4 million, $0.3 million, and $0.2 million, respectively, and are expenses as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation awards granted to employees and directors by recording compensation expense based on the awards' estimated fair value. The Company estimates the fair value of its stock-based compensation awards as of the date of grant using the Black-Scholes option-pricing model. The resulting fair value, net of estimated forfeitures, is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period, which is generally four years. The Company amortizes the fair value of stock-based compensation for awards which contain only service conditions on a straight-line basis over the vesting period of the awards. The Company amortizes the fair value of stock-based compensation for awards which contain performance conditions based upon the probability of that performance condition being met, net of estimated forfeitures, using the graded vesting method. Estimated forfeitures are based upon the Company's historical experience and the Company revises its estimates, if necessary, in subsequent periods if actual forfeitures differ from initial estimates.

The Black-Scholes option pricing model requires assumptions, including estimating the value per share of the Company's common stock (for periods prior to the Company's IPO), estimated volatility, risk-free rate, expected term and estimated dividend yield. The assumptions used in calculating the fair value of stock-based compensation awards represents the Company's best estimates, based on management judgment. The Company uses the average volatility of similar publicly traded companies as an estimate for estimated volatility. The Company determines the expected term of awards which contain only service conditions using the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award, as the Company does not have sufficient historical data relating to stock-option exercises. For awards granted which contain performance conditions the Company estimates the expected term based on estimates of post-vesting employment termination behavior taking into account the life of the award. The risk-free interest rate for periods within the expected or contractual life of the option, as applicable, is based on the United States Treasury yield curve in effect during the period the options were granted. The estimated dividend yield is zero, as the Company has not declared, and does not currently intend to declare, dividends in the foreseeable future.

Information related to the Black-Scholes option-pricing model assumptions is as follows:

	For the Years Ended December 31,		
	2012	2011	2010
Risk-free interest rate	1.0%	1.7%	2.0%
Expected term (in years)	5.8	6.0	6.0
Estimated dividend yield	—%	—%	—%
Estimated volatility	53.9%	56.9%	59.3%

Due to the full valuation allowance provided on its net deferred tax assets, the Company has not recorded any tax benefit attributable to stock-based compensation expense as of December 31, 2012 and 2011.

Capitalized Software Costs

The Company capitalizes the costs associated with software developed or obtained for internal use, including costs incurred in connection with the development of the solutions, when the preliminary project stage is completed, management has decided to make the project a part of its future offering, and the software will be used to perform the function intended. These capitalized costs include external direct costs of materials and services consumed in developing or obtaining internal-use software, personnel and related expenses for employees who are directly associated with and who devote time to internal-use software projects and, when material, interest costs incurred during the development. Capitalization of these costs ceases once the project is substantially complete and the software is ready for its intended purpose. Costs incurred for upgrades and enhancements to the solutions are also capitalized. Post-configuration training and maintenance costs are expensed as incurred. Capitalized software costs are amortized to cost of revenue using the straight-line method over an estimated useful life of the software of three years, commencing when the software is ready for its intended use. The Company does not transfer ownership of, or lease its software to its clients.

At December 31, 2012 and 2011, capitalized software development costs totaled $17.3 million and $11.6 million, respectively. Accumulated amortization as of December 31, 2012 and 2011 was $10.3 million and $7.5 million, respectively. For the years ended December 31, 2012, 2011 and 2010, $5.7 million, $3.3 million, and $1.9 million, respectively, of software development costs were capitalized, and $2.8 million, $1.9 million, $1.2 million, respectively, were amortized. Based on the Company's capitalized software costs at December 31, 2012, estimated amortization expense of $3.3 million, $2.5 million, $1.1 million and $0.1 million is expected to be recognized in 2013, 2014, 2015 and 2016, respectively.

Warrants to Purchase Common and Preferred Stock

Warrants to Purchase Common Stock

The Company has issued warrants to purchase common stock in connection with debt arrangements and the purchase of certain domain names and has accounted for these warrants in stockholders' equity at fair value upon issuance, based on the specific terms of such warrant arrangements.

In addition, in connection with a five-year global distributor agreement with ADP entered into in May 2009, the Company entered into a warrant agreement to provide additional incentives to ADP. See Note 10 for additional information about warrants under the ADP agreement.

Warrants to Purchase Preferred Stock

The Company issued warrants to purchase preferred stock in connection with debt arrangements and preferred stock financings and accounted for these warrants as liabilities at fair value at the time of issuance, because the underlying shares of convertible preferred stock were redeemable or contingently redeemable, including in the case of a deemed liquidation, which may have obligated the Company to transfer assets to the warrant holders. The preferred stock warrants were recorded at fair value at the time of issuance. Changes in the fair value of the preferred stock warrants each reporting period were recorded as part of other income (expense) in the Company's statement of operations until the earlier of: (i) the exercise or expiration of the warrants; or (ii) the completion of an initial public offering. Upon the completion of the Company's IPO, all the warrants to purchase preferred stock expired, with the exception of warrants to purchase 140,625 shares of Series D preferred stock and warrants to purchase 380,000 shares of Series C preferred stock. These remaining warrants automatically became warrants to purchase common stock and were classified as equity. Prior to the completion of the Company's IPO in March 2011, all warrants to purchase preferred stock were exercised. The fair value of the preferred stock warrants was estimated using the Black-Scholes option-pricing model.

Comprehensive Income or Loss

Comprehensive income or loss encompasses all changes in equity other than those arising from transactions with stockholders, and consists of net loss and currency translation adjustments. For the years ended December 31, 2012, 2011 and 2010, accumulated other comprehensive loss comprised a cumulative translation adjustment.

Income Taxes

The Company uses the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities, using tax rates expected to be in effect during the years in which the bases differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized. In determining the need for valuation allowances, the Company considers projected future taxable income and the availability of tax planning strategies. To date, the Company has recorded a full valuation allowance to reduce its net deferred tax assets to zero, as it has determined that it is not more likely than not that any of the Company's deferred tax assets will be realized.

The Company has assessed its income tax positions and recorded tax benefits for all years subject to examination, based upon its evaluation of the facts, circumstances and information available at each period end. For those tax positions where the Company has determined there is a greater than 50% likelihood that a tax benefit will be sustained, the Company has recorded the largest amount of tax benefit that may potentially be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is determined there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit has been recognized.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include short-term, highly liquid investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in the value, including investments with original or remaining maturities from the date of purchase of three months or less. At December 31, 2012 and 2011, cash and cash equivalents consisted of cash balances of $24.9 million and $13.9 million, respectively, and money market funds backed by United States Treasury Bills of $51.5 million and $71.5 million, respectively. Cash equivalents are stated at cost, which approximates fair value.

Investments in Marketable Securities

The Company's available-for-sale investments in marketable securities are recorded at fair value, with any unrealized gains and losses, net of taxes, reported as a component of stockholders' equity until realized or until a determination is made that an other-than-temporary decline in market value has occurred. If the Company determines that an other-than-temporary decline has occurred for debt securities that the Company does not then currently intend to sell, the Company recognizes the credit loss component of an other-than-temporary impairment in other income (expense) and the remaining portion in other comprehensive income. The credit loss component is identified as the amount of the present value of cash flows not expected to be received over the remaining term of the security, based on cash flow projections. In determining whether an other-than-temporary impairment exists, the Company considers: (i) the length of time and the extent to which the fair value has been less than cost; (ii) the financial condition and near-term prospects of the issuer of the securities; and (iii) the Company's intent and ability to retain the security for a period of time sufficient to allow for any anticipated recovery in fair value. The cost of marketable securities sold is determined based on the specific identification method and any realized gains or losses on the sale of investments are reflected as a component of interest income or expense. In addition, the Company classifies marketable securities as current or non-current based upon whether such assets are reasonably expected to be sold during the normal operating cycle of the business. At December 31, 2012 and 2011, the Company had no available-for-sale marketable securities.

Restricted Cash

Included in current and non-current other assets at December 31, 2012 and 2011 were restricted cash of $0.1 million and $0.1 million, respectively, in relation to a standby letter of credit in British Pounds for a foreign sales arrangement with a customer in the United Kingdom.

Allowance for Doubtful Accounts

The Company bases its allowance for doubtful accounts on its historical collection experience and a review in each period of the status of the then-outstanding accounts receivable.

A reconciliation of the beginning and ending amount of allowance for doubtful accounts for the years ended December 31, 2012, 2011 and 2010, is as follows (in thousands):

	2012	2011	2010
Beginning balance, January 1	$ 153	$ 32	$ —
Additions and adjustments	358	203	39
Write-offs	(47)	(82)	(7)
Ending balance, December 31	$ 464	$ 153	$ 32

Property and Equipment, Net

Property and equipment are recorded at historical cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets, generally two to seven years (See Note 6).

The Company leases equipment under capital lease arrangements. The assets and liabilities under capital lease are recorded at the lesser of the present value of aggregate future minimum lease payments, including estimated bargain purchase options, or the fair value of the asset under lease. Assets under capital lease are depreciated using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

Leasehold improvements are depreciated on a straight-line basis over the shorter of their estimated useful lives or lease terms. Repair and maintenance costs are charged to expense as incurred, while renewals and improvements are capitalized.

Impairment of Long Lived Assets

The Company evaluates the recoverability of its long-lived assets with finite useful lives, including intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Such trigger events or changes in circumstances may include: a significant decrease in the market price of a long-lived asset, a significant adverse change in the extent or manner in which a long-lived asset is being used, a significant adverse change in legal factors or in the business climate, the impact of competition or other factors that could affect the value of a long-lived asset, a significant adverse deterioration in the amount of revenue or cash flows expected to be generated from an asset group, an accumulation of costs significantly in excess of the amount originally expected for the acquisition or development of a long-lived asset, current or future operating or cash flow losses that demonstrate continuing losses associated with the use of a long-lived asset, or a current expectation that, more likely than not, a long-lived asset will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The Company performs impairment testing at the asset group level that represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable and the expected undiscounted future cash flows attributable to the asset group are less than the carrying amount of the asset group, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. Fair value is determined based upon estimated undiscounted future cash flows. There were no impairment charges related to identified intangible assets in the years ended December 31, 2012 and 2011.

Intangible Assets

Identifiable intangible assets primarily consist of trade names and intellectual property and acquisition-related intangibles, including developed technology, customer relationships, non-compete agreements, trade names and trademarks.

The Company determines the appropriate useful life of its intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized over their estimated useful lives ranging from two to ten years, generally using the straight line method which approximates the pattern in which the economic benefits are consumed.

Goodwill

Goodwill is not amortized, but instead is required to be tested for impairment annually and under certain circumstances. The Company performs such testing of goodwill in the fourth quarter of each year, or as events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Events or changes in circumstances which could trigger an impairment review include a significant adverse change in legal factors or in the business climate, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant changes in the manner of the Company's use of the acquired assets or the strategy for the Company's overall business, significant negative industry or economic trends, or significant underperformance relative to expected historical or projected future results of operations.

As part of the annual impairment test, the Company may conduct an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company determines that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, it then conducts the first step of a two-step impairment test. The first step of the test for goodwill impairment compares the fair value of the applicable reporting unit with its carrying value. Fair value is determined using a discounted cash flow method and/or prevailing earnings multiples for the reporting unit. The use of discounted cash flows requires the use of various economic, market and business assumptions in developing the reporting unit's revenue, cost and cash flow forecasts, the useful life over which cash flows will occur, and determination of the reporting unit's weighted average cost of capital that reflect the Company's best estimates when performing the annual impairment test.

If the fair value of a reporting unit is less than the reporting unit's carrying value, the Company performs the second step of the test for impairment of goodwill in which the Company compares the implied fair value of the reporting unit's goodwill with the carrying value of that goodwill. The estimate of implied fair value of goodwill may require valuations of certain internally generated and unrecognized intangible assets and other assets and liabilities. If the carrying value of the goodwill exceeds the calculated implied fair value, the excess amount will be recognized as an impairment loss. Based on the results of the annual impairment test, no impairment of goodwill existed at December 31, 2012.

Fair Value of Financial Instruments

Fair value represents the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on the following three levels of inputs, of which the first two are considered observable and the last one is considered unobservable:

- Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities that management has the ability to access at the measurement date.
- Level 2—Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3—Unobservable inputs.

Observable inputs are based on market data obtained from independent sources.

Accretion of Preferred Stock

Prior to the completion of the Company's IPO in March 2011, the Company accreted the Series D and Series E preferred stock carrying values to their estimated redemption values over the period to their earliest redemption date, May 10, 2014, using the interest rate method. Upon the completion of the Company's IPO, all of the Series D and Series E preferred stock converted to common stock and redemption rights to the preferred stockholders were removed. For the years ended December 31, 2011 and 2010, the Company recorded accretion of $5.2 million and $8.2 million, respectively.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, restricted cash, and accounts receivable. The Company's cash and cash equivalents are deposited with several financial institutions which, at times, may exceed federally insured limits, as applicable.

Accounts receivable include amounts due from clients with principal operations primarily in the United States. The Company performs ongoing credit evaluations of its clients.

For the years ended December 31, 2012, 2011 and 2010, no single client comprised more than 10% of the Company's revenue. No single client had an accounts receivable balance greater than 10% of total accounts receivable at December 31, 2012 or 2011.

Foreign Currency Transactions and Translation

Transactions in foreign currencies are translated into U.S. Dollars at the rates of exchange in effect at the date of the transaction. Transaction gains (losses) were approximately $183,000, $(460,000) and $(49,000) for the years ended December 31, 2012, 2011 and 2010, respectively, and are included in other income (expense), net, in the accompanying consolidated statements of operations.

The Company has entities in various different countries. For entities where the local currency is different than the functional currency, the local currency financial statements have been remeasured from the local currency into the functional currency using the current exchange rate for monetary accounts and historical exchange rates for nonmonetary accounts, with exchange differences on remeasurement included in other income (loss). To the extent that the functional currency is different than the U.S Dollar, the financial statements have then been translated into U.S. Dollars using period-end exchanges rates for assets and liabilities and average exchanges rates for the results of operations. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income or loss in the consolidated balance sheets.

Recent Accounting Pronouncement

In May 2011, the FASB issued ASU No. 2011-4, "Fair Value Measurement." The primary focus of this standard is the convergence of accounting requirements for fair value measurements and related financial statement disclosures under U.S. GAAP and International Financial Reporting Standards ("IFRS"). While this ASU does not significantly change existing guidance for measuring fair value, it does require additional disclosures about fair value measurements and changes the wording of certain requirements in the guidance to achieve consistency with IFRS. This guidance was effective for interim and annual periods beginning after December 15, 2011. The Company adopted this standard during the year ended December 31, 2012. The adoption did not have any material impact on the financial statement disclosures.

In June 2011, the FASB issued ASU No. 2011-5, "Presentation of Comprehensive Income." This update requires companies to present reclassification adjustments included in other comprehensive income on the face of the financial statements and allows companies to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. It also eliminates the option for companies to present the components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance was effective for fiscal periods beginning after December 15, 2011. The adoption of this standard did not have a material effect on the Company's financial position, results of operations, or cash flows. The Company adopted this standard in the year ended December 31, 2012 by including a new separate statement labeled "Consolidated Statements of Comprehensive Loss."

In September 2011, the FASB issued updated guidance on the periodic testing of goodwill for impairment. This guidance allows companies to assess qualitative factors to determine if it is more-likely-than-not that goodwill might be impaired and whether it is necessary to perform the two-step goodwill impairment test required under current accounting standards. This new guidance was effective for the Company for the annual goodwill impairment test performed during the fourth quarter of 2012. The adoption of this standard did not have any effect on its consolidated financial position or results of operations.

3. BUSINESS ACQUISITION

On April 5, 2012, the Company completed the acquisition of all of the issued and outstanding shares of Sonar, a New Zealand based SaaS talent management vendor serving small businesses worldwide. Purchase consideration for the acquisition was approximately $12.5 million in cash and 15,530 shares of the Company's common stock, with a fair value of approximately $0.3 million, valued on the acquisition date. Approximately $1.8 million of the cash consideration and the shares issued were placed in escrow pending resolution of any post-acquisition representations and warranties. The escrow period is scheduled to end in April 2013.

The acquisition has been accounted for under the acquisition method of accounting in accordance with the FASB's Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*. As such, the Sonar assets acquired and liabilities assumed are recorded at their acquisition-date fair values. Acquisition-related transaction costs are not included as a component of consideration transferred, but are accounted for as an expense in the period in which the costs are incurred. Any excess of the acquisition consideration over the fair value of assets acquired and liabilities assumed is allocated to goodwill, which is not deductible for tax purposes. Goodwill is attributable primarily to expected synergies and other benefits, including the acquired workforce, from combining Sonar with the Company. The Company acquired Sonar to strengthen its ability to serve small businesses with less than 500 employees.

The Company's allocation of the total purchase consideration as of April 5, 2012 is summarized below (in thousands):

Acquired intangible assets:	
Developed technology	$ 3,800
Customer relationships	2,400
Non-compete agreements	610
Domains/trademark/tradenames	320
Total acquired intangible assets	7,130
Goodwill	8,193
Other assets (including cash of $76)	815
Current liabilities	(506)
Deferred revenue	(427)
Borrowings	(557)
Net deferred tax liabilities	(1,809)
Net Assets Acquired	$ 12,839

The developed technology, customer relationships intangibles, non-compete agreements and trade names/trademarks are being amortized on a straight-line basis over 4, 4, 2.5 and 2 years, respectively, with a combined weighted-average useful life of 3.8 years.

The Company recognized approximately $0.7 million of acquisition related costs during the year ended December 31, 2012. These costs are included in the Consolidated Statements of Operations under "General and administrative".

The results of operations of Sonar have been included in the Company's Consolidated Statements of Operations since the acquisition date of April 5, 2012. Net revenues attributable to Sonar for the year ended December 31, 2012, since the acquisition date, was $1.9 million with a corresponding net loss of $2.5 million partially due to the amortization of acquired intangible assets of $1.4 million.

Concurrent with the acquisition, the Company issued 31,164 restricted shares of its common stock, valued at approximately $0.7 million, to certain Sonar shareholders who also became employees of the combined company post-acquisition. The restricted shares are subject to continued employment and the fair value of the restricted shares will be recognized as a post-acquisition compensation expense over the two-year vesting period.

Unaudited Pro Forma Financial Information

The following table reflects the unaudited pro forma consolidated results of operations as if the Sonar acquisition had taken place on January 1, 2011, after giving effect to certain adjustments including the amortization of acquired intangible assets and the associated tax effect and the elimination of the Company's and Sonar's non-recurring acquisition-related expenses (in thousands):

	For the Years Ended December 31,	
	2012	2011
	Pro Forma	Pro Forma
	(Unaudited)	
Revenues	$ 118,917	$ 76,449
Net loss attributable to common stockholders	$ (31,072)	$ (65,342)

The unaudited pro forma information presented does not purport to be indicative of the results that would have been achieved had the acquisition been consummated as of January 1, 2011 nor of the results which may occur in the future. The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable.

The unaudited pro forma information does not include any adjustments for any restructuring activities, operating efficiencies or cost savings.

4. NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS

The following table presents the basic and diluted loss per share attributable to common stockholders (in thousands, except per share amounts):

	For the Years Ended December 31,		
	2012	2011	2010
Net loss attributable to common stockholders	$ (31,390)	$ (69,108)	$ (56,605)
Weighted-average shares of common stock outstanding, excluding shares issued upon early exercise of unvested options and unvested restricted stock	49,929	39,824	9,206
Net loss per share attributable to common stockholders—basic and diluted	**$ (0.63)**	**$ (1.74)**	**$ (6.15)**

The following table presents the number of anti-dilutive shares excluded from the calculation of diluted net loss per share attributable to common stockholders (in thousands):

	December 31,		
	2012	2011	2010
Options to purchase common stock and restricted stock units	7,331	5,845	5,617
Common stock subject to repurchase	10	30	60
Common stock warrants	—	130	929
Preferred stock warrants	—	—	5,602
Conversion of convertible preferred stock	—	—	23,753
Shares issued for purchase consideration held in escrow	16	—	—
Other restricted common stock	31	—	—
Total shares excluded from net loss per share attributable to common stockholders	**7,388**	**6,005**	**35,961**

5. GOODWILL AND INTANGIBLE ASSETS

Finite-lived Intangibles

The Company has finite-lived intangible assets which are amortized over their estimated useful lives on a straight line basis. The following table presents the gross carrying amount and accumulated amortization of finite-lived intangible assets as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012			December 31, 2011		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$ 3,800	$ (700)	$ 3,100	$ —	$ —	$ —
Customer relationships	2,400	(441)	1,959	—	—	—
Domains/trademarks/tradenames	320	(118)	202	—	—	—
Software license rights	1,654	(459)	1,195	804	(195)	609
Non-compete agreements	610	(179)	431	—	—	—
Total	$ 8,784	$ (1,897)	$ 6,887	$ 804	$ (195)	$ 609

In January 2012, the Company acquired intellectual property rights associated with a software application for $0.8 million, financed through a third-party debt arrangement.

In April 2012, the Company recorded additional finite-lived intangible assets totaling $7.1 million, primarily related to developed technology, customer relationships, trademarks and trade names, and non-compete agreements from the acquisition of Sonar (see Note 3).

Total amortization expense from finite-lived intangible assets were $1.7 million and $0.1 million for the years ended December 31, 2012 and 2011, respectively. Amortization expense of $1.0 million and $0.1 million for the years ended December 31, 2012 and 2011, respectively, related to developed technology and software license rights was recorded in cost of revenues and the remainder in "Amortization of certain acquired intangible assets" in the accompanying Consolidated Statements of Operations.

The following table presents the Company's estimate of amortization expense for each of the five succeeding fiscal years for finite-lived intangible assets that existed at December 31, 2012 (in thousands):

2013	$	2,262
2014		2,078
2015		1,840
2016		555
2017		145
Thereafter		7
Total	$	**6,887**

Estimated amortization expense of $1.3 million, $1.2 million, $1.2 million, $0.4 million, and $0.1 million will be recorded in cost of revenue for 2013, 2014, 2015, 2016, and 2017 and thereafter, respectively. The remaining estimated amortization expense will be recorded in amortization of acquired intangible assets within operating expenses.

Goodwill

The goodwill recorded in connection with the Sonar acquisition is primarily related to the expected long-term synergies and other benefits, including the acquired workforce, from the acquisition. The following table presents the changes in the carrying amount of goodwill for the year ended December 31, 2012 (in thousands):

Goodwill as of December 31, 2011	$	—
Goodwill from Sonar acquisition, April 5, 2012		8,193
Goodwill as of December 31, 2012	$	**8,193**

6. OTHER BALANCE SHEET AMOUNTS

The balance of property and equipment, net is as follows (in thousands):

		December 31,			
	Useful Life		**2012**		**2011**
Computer equipment and software	2 – 5 years	$	9,976	$	7,403
Furniture and fixtures	7 years		869		238
Leasehold improvements	2 – 6 years		1,520		217
Renovation in progress	n/a		1,148		—
			13,513		7,858
Less: accumulated depreciation and amortization			(5,566)		(4,195)
Total property and equipment, net		$	**7,947**	$	**3,663**

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $2.5 million, $1.8 million, $1.3 million, respectively. At December 31, 2012 and 2011, property and equipment includes computer equipment and software under capital leases with a cost basis of $4.6 million and $3.7 million, respectively, and accumulated depreciation of $2.8 million and $2.0 million, respectively. Depreciation of computer equipment and software under capital leases was $1.1 million, $0.9 million, and $1.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The balance of accrued expenses is as follows (in thousands):

	December 31,	
	2012	2011
Accrued bonuses	$ 5,229	$ 3,643
Other accrued expenses	9,757	4,396
Total accrued expenses	**$ 14,986**	**$ 8,039**

7. FAIR VALUE OF FINANCIAL INSTRUMENTS

Assets and liabilities measured at fair value on a recurring basis include the following as of December 31, 2012 and 2011 (in thousands):

	December 31, 2012				December 31, 2011			
	Fair Value	Level 1	Level 2	Level 3	Fair Value	Level 1	Level 2	Level 3
Cash equivalents	$ 51,521	$ 51,521	$ —	$ —	$ 71,521	$ 71,521	$ —	$ —

The Company's cash equivalents at December 31, 2012 and 2011 consisted of money market funds with original maturity dates of three months or less backed by U.S. Treasury Bills. Cash equivalents are classified as Level 1.

The Company's preferred stock warrants were recorded at fair value and were determined to be Level 3 fair value items. The changes in the fair value of preferred stock warrants are summarized below (in thousands):

	December 31,		
	2012	2011	2010
Fair value at beginning of period	$ —	$ 39,756	$ 5,683
Changes in fair value of preferred stock warrant liabilities recorded in the statement of operations	—	42,559	34,073
Exercise of preferred stock warrants	—	(82,315)	—
Fair value at end of period	**$ —**	**$ —**	**$ 39,756**

The fair value of the warrants to purchase the Company's preferred stock was determined using a Black-Scholes option-pricing model.

The following weighted-average assumptions were used to determine the fair value of the Series C, Series D, and Series E Preferred Stock warrants at each of the respective exercise dates during March 2011 and December 31, 2010:

	Series C		Series D		Series E	
	March, 2011	December 31, 2010	March, 2011	December 31, 2010	March, 2011	December 31, 2010
Risk-free interest rate	0.1%	0.1%	0.1%	0.2%	0.1%	0.2%
Expected term (in years)	0.0	0.5	0.0	0.9	0.0	0.7
Estimated dividend yield	—	—	—	—	—	—
Weighted-average estimated volatility	43.1%	43.8%	43.1%	43.8%	43.1%	43.8%
Fair value (in thousands)	$ 3,905	$ 2,945	$ 56,445	$ 25,740	$ 21,965	$ 11,071

8. DEBT AND OTHER FINANCING ARRANGEMENTS

Silicon Valley Bank

The SVB Credit Facility expired in August 2012 although the borrowings under the software and equipment loan extend through 2014. During November 2012, the Company amended its SVB Credit Facility to allow for additional loan advances up to an aggregate of $5.0 million for the purchase of equipment. Advances may be drawn through April 2014, have an interest rate of prime minus 0.25%, and are amortized over 60 months, payable in equal installments of principal plus accrued interest. As of December 31, 2012 the Company has an available line of credit of $4.0 million.

Borrowing outstanding under the SVB Credit Facility were $1.3 million and $0.5 million at December 31, 2012 and 2011, respectively. The average interest rate for the years ended December 31, 2012 and 2011 was 3% and 4.5%, respectively.

The SVB Credit Facility is subject to certain financial covenants, including an adjusted quick ratio. The terms of the SVB Credit Facility define the adjusted quick ratio as the ratio of unrestricted cash and investments plus net accounts receivables to current liabilities less deferred revenue of at least 1.75:1 and also unrestricted cash must be at least 35% of the numerator in such calculation. The Company was in compliance with its financial covenant as of December 31, 2012. The SVB Credit Facility requires immediate repayment upon an event of default, as defined in the agreement, which includes events such as a payment default, a covenant default or the occurrence of a material adverse change, as defined in the agreement. The Company believes that an event of default as a result of a material adverse change is remote. The SVB Credit Facility prohibits the Company from the payment of dividends. The SVB Credit Facility is collateralized by certain assets of the Company.

Other Debt Arrangements

The Company enters into other debt arrangements with finance companies to finance the purchase of property and equipment and software. As of December 31, 2012 and 2011, total amounts outstanding under these arrangements were $1.4 million and $0.1 million, respectively. Principal and interest is generally due monthly, through January 2016.

Maturities of outstanding borrowings under the SVB Credit Facility and other debt arrangements as of December 31, 2012 were as follows for each year ending December (in thousands):

2013	$	916
2014		818
2015		591
2016		219
2017		208
Total long-term debt	$	2,752

The weighted-average interest rate on borrowings for the years ended December 31, 2012 and 2011 was 5.2% and 7.4%, respectively.

The estimated fair value of the Company's debt was $2.8 million and $0.7 million at December 31, 2012 and 2011, respectively. The fair value was estimated based on discounted cash flow analyses using appropriate current discount rates, taking into consideration the particular terms of the borrowing agreements, at the end of the respective periods. The carrying value of the Company's line of credit is considered to approximate fair market value, as the interest rates of these instruments are based predominantly on variable reference rates. These estimates involve considerable judgment and changes in those assumptions could significantly affect the estimates.

Although the Company has determined the estimated fair value amounts using commonly accepted valuation methodologies, judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates are not necessarily indicative of the amounts the Company, or holders of the instruments, could realize in a current market exchange. The use of different assumptions and/or estimation methodologies could have a material effect on the estimated fair values. The fair value estimates are based on information available as of December 31, 2012 and 2011. These amounts have not been revalued since those dates, and current estimates of fair value could differ significantly from the amounts presented.

9. CAPITALIZATION

As of December 31, 2012, the Company's authorized stock consists of 1,000,000,000 shares of common stock, par value of $0.0001 per share, and 50,000,000 shares of preferred stock, par value of $0.0001 per share. No shares of preferred stock were issued or outstanding at December 31, 2012 and 2011.

Upon the completion of the Company's IPO in March 2011, all of the then-outstanding shares of preferred stock were automatically converted into 28,809,031 shares of common stock on a one-for-one basis.

Issuance of Common Stock to Charitable Organization

On February 28, 2011, the Board of Directors issued 20,000 shares of common stock to a non-profit organization. The fair value of the shares was approximately $0.2 million.

10. WARRANTS

Warrants to Purchase Common Stock

The Company has issued warrants to purchase the Company's common stock in connection with debt arrangements, a distributor agreement and the purchase of certain domain names. All warrants were fully vested, non-forfeitable and immediately exercisable upon issuance and are equity classified. At December 31, 2012, no warrants to purchase common stock were outstanding. During 2012, warrants to purchase 130,000 shares of common stock were exercised at an exercise price of $1.60 per share.

During 2011, 898,447 shares of common stock, including 133,000 shares issued upon exercise of warrants that were granted to ADP in 2011 as discussed below, were issued upon the exercise of common stock warrants at a weighted-average exercise price of $0.95 per share.

On May 6, 2009, the Company entered into a five-year global distributor agreement with ADP that provides ADP the right to distribute the Company's core solution to its customers under ADP's name. In connection with the distributor agreement, the Company also entered into a warrant agreement to provide additional incentives to ADP. The warrant agreement provided that ADP was eligible to earn fully vested and immediately exercisable ten-year warrants to purchase between zero and 886,096 shares of the Company's common stock at an exercise price of $0.53 per share if ADP met specified sales targets for each contract year until the earlier of the completion of the five-year term of the distributor agreement or the completion of an initial public offering of the Company's common stock. When ADP achieved the defined sales targets and earned a warrant for a contract year, the Company recorded the fair value of such warrant as a reduction of revenue. The Company determined the fair value of these warrants using a Black-Scholes option-pricing model, which incorporated several estimates and assumptions that were subject to significant judgment.

On November 24, 2010, the Company amended its warrant agreement with ADP to modify certain definitions related to future sales targets, to acknowledge that no warrants would be issued for the contract year ended June 30, 2010 and to remove the anti-dilution provisions in the warrant agreement. In connection with the amendment, the Company issued ADP a fully vested and non-forfeitable warrant to purchase 360,000 shares of its common stock at an exercise price of $0.01 per share, which was valued at approximately $2.9 million as of the amendment date using the Black-Scholes option pricing model. This amount was recorded as a reduction of revenue in the fourth quarter of 2010 as the agreement provides ADP with the right to be distributor of the Company's services and the Company estimates that ADP will purchase additional services from the Company. In issuing this warrant, the Company considered the strategic importance of its ongoing relationship with ADP and the expected timing of the completion of its IPO, after which ADP would no longer be eligible to earn any warrants.

At December 31, 2010, the Company did not record any reduction in revenue for the contract year ended June 30, 2011, as the minimum specified sales target had not been achieved to earn the applicable warrant as of December 31, 2010.

Upon the completion of the Company's IPO, ADP was no longer eligible to earn warrants under the warrant agreement. However, ADP remained eligible to earn a warrant for the partial contract year that began on July 1, 2010 and ended on March 22, 2011, the closing date of the Company's IPO, if it met pro-rated specified sales targets for that period. For the three months ended March 31, 2011, no reductions of revenue were recorded because the Company concluded that ADP had not met the pro-rated specified sales targets for such partial contract year based on the Company's assessment of the contractual terms of the arrangement, and as of March 31, 2011, it was not considered probable that the Company would be required to issue a warrant for such partial contract year. Pursuant to the terms of the arrangement, the Company notified ADP that it had not earned the warrant for such partial year. ADP contended that it had met the pro-rated specified sales target for the partial contract year that would entitle ADP to a warrant to purchase 443,048 shares of the Company's common stock at an exercise price of $0.53 per share.

During June 2011, in order to resolve a dispute with respect to this matter, the Company issued ADP a fully vested and non-forfeitable warrant to purchase 133,000 shares of the Company's common stock at an exercise price of $0.53 per share. The warrant was valued at approximately $2.5 million using a Black-Scholes option-pricing model as of the issuance date and was recorded as a non-cash reduction of revenue in the second quarter of 2011. In connection with the Company's issuance of the warrant described above, ADP agreed and acknowledged that it is no longer eligible to earn or receive any additional warrants exercisable for shares of the Company's common stock pursuant to the distributor agreement.

Warrants to Purchase Preferred Stock

The Company had issued warrants to purchase preferred stock in connection with debt arrangements and preferred stock financings. The warrants to purchase shares of convertible preferred stock were accounted for as liabilities at fair value upon issuance with changes in fair value were recorded in other income (expense) in the Company's statement of operations each reporting period. All warrants were fully vested, non-forfeitable and were immediately exercisable on issuance.

At December 31, 2010, there were 5,601,000 warrants to purchase preferred stock outstanding. All these warrants were exercised during 2011.

11. STOCK OPTION PLANS

1999 and 2009 Plans

In November 1999, the Company adopted the 1999 Stock Plan ("1999 Plan") as amended. In January 2009, the Company adopted the 2009 Plan ("2009 Plan") as amended. Stock options granted under the 1999 and 2009 Plans may be incentive stock options or non-statutory stock options. Incentive stock options may only be granted to employees. Stock purchase rights may also be granted under the 1999 and 2009 Plans. The Board of Directors determines the period over which stock options become exercisable. However, except in specific cases of stock options granted to officers, directors and consultants, stock options become exercisable at a rate of not less than 20% per year over five years from the date the stock options are granted. Options granted under the 1999 and 2009 Plans expire ten years after the grant date and generally vest one-fourth on the first anniversary of the grant and ratably thereafter for the following thirty-six months. The exercise price of incentive stock options and non-statutory stock options cannot be less than 100% and 85%, respectively, of the fair market value per share of the Company's common stock on the grant date as determined by the Company's Board of Directors. If an individual owns stock representing more than 10% of the outstanding shares, the price of each incentive stock option or non-statutory stock option share must be at least 110% of fair market value, as determined by the Board of Directors. The term of the stock options is ten years except for incentive stock options granted to an individual who owns stock representing more than 10% of the outstanding shares, in which case the term of the stock options is 5 years. The Company may also grant options that are immediately exercisable upon the Board of Directors' approval. On September 20, 2010, the Company granted a board member immediately exercisable options to purchase 60,000 shares of common stock at an exercise price of $2.76 per share. One-third of the options granted vest on the first anniversary of the vesting commencement date and the remaining options vest ratably thereafter for the following 24 months. The option holder elected to early exercise all of the options for a total purchase price of $165,600. The Company has the right to repurchase the unvested shares if the option holder ceases to provide services to the Company. All the shares subject to the Company's repurchase right were unvested as of December 31, 2010. At December 31, 2012, 10,000 shares were subject to the Company's repurchase right. The proceeds received from the early exercise of these options are recorded in other noncurrent liabilities and are subsequently reclassified to equity as they vest.

At December 31, 2012, no shares are issuable under the 1999 and 2009 Plans.

2010 Plan

In March 2011, upon the completion of the Company's IPO, the Company adopted the 2010 Plan and determined that it will no longer grant any additional awards under the 1999 Plan and the 2009 Plan. However, the 1999 Plan and the 2009 Plan continue to govern the terms and conditions of the outstanding awards previously granted under each respective plan. Upon the adoption of the 2010 Plan, the maximum aggregate number of shares issuable thereunder was 3,680,480 shares, plus (i) any shares subject to stock options or similar awards granted under the 1999 Plan or 2009 Plan prior to March 16, 2011 that expire or otherwise terminate without having been exercised in full and (ii) shares issued pursuant to awards granted under the 1999 Plan and 2009 Plan that are forfeited to or repurchased by the Company after March 16, 2011, with the maximum number of shares to be added to the 2010 Plan from the 1999 Plan and 2009 Plan equal to 5,614,369 shares of common stock. In addition, the number of shares available for issuance under the 2010 Plan will be annually increased on the first day of each fiscal year beginning with 2012, by an amount equal to the lesser of 5,500,000 shares, 4.5% of the outstanding shares of the Company's common stock as of the last day of the immediately preceding fiscal year, or such other amount as the Company's Board of Directors determines.

Shares issued pursuant to awards under the 2010 Plan that are repurchased by the Company or that expire or are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the minimum tax withholding obligations related to an award, will become available for future grant or sale under the 2010 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2010 Plan.

The 2010 Plan permits the grant of incentive stock options to employees and the grant of non-statutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to the Company's employees, directors and consultants.

Stock Options

The exercise price of stock options granted under the 2010 Plan must equal at least the fair market value of the Company's common stock on the date of grant. The term of an incentive stock option may not exceed ten years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of the Company's stock, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of the Company's common stock on the grant date.

Restricted Stock Awards

The Company may grant restricted stock under the 2010 Plan. Restricted stock awards are grants of shares of the Company's common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the Board of Directors provides otherwise. Shares of restricted stock that do not vest for any reason will be forfeited by the recipient and will revert to the Company. The fair value of each share of restricted stock granted is equal to the grant date fair market value of the Company's common stock.

Restricted Stock Units

The Company may also grant restricted stock units under the 2010 Plan. The fair value of each restricted stock unit granted is equal to the grant date fair market value of the Company's common stock. The payment of restricted stock units may be in the form of cash, shares, or in a combination thereof, as determined by the Board of Directors. During 2012, the Company granted 166,345 time based restricted stock units under the 2010 Plan. In addition, the Company issued performance based restricted stock units.

Stock Appreciation Rights

The Company may also grant stock appreciation rights under the 2010 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the price of the Company's common stock between the date of grant and the exercise date. The payment of stock appreciation rights may be in the form of cash, shares, or in a combination thereof, as determined by the Board of Directors. As of December 31, 2012, no stock appreciation rights had been granted under the 2010 Plan.

Performance Units/Performance Shares

The Company may also grant performance units and performance shares under the 2010 Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals for a predetermined performance period, established by the Board of Directors, are achieved or the awards otherwise vest. The fair value of each performance unit and performance share awarded is equal to the fair market value of the Company's common stock at the close of the applicable performance period. The payment of performance units and performance shares may be in the form of cash, shares, or a combination thereof, as determined by the Board of Directors.

Under the 2010 Plan, 1,913,200 shares remained available for issuance, at December 31, 2012.

Stock Options

The Company has granted stock options which vest upon meeting service conditions and or performance conditions. Information with respect to stock options which contain performance conditions is discussed separately below. The following table summarizes the stock option activity which contain only service conditions, under the Company's 1999, 2009 and 2010 Plans (in thousands, except per share and term information):

	Shares		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
Outstanding, December 31, 2011	5,475	$	6.04	8.3	$	66,817
Granted	2,553	$	22.09	9.4		
Exercised	(1,127)	$	2.21	5.9		
Forfeited	(291)	$	15.21			
Outstanding, December 31, 2012	6,610	$	12.49	8.2	$	112,899
Exercisable at December 31, 2012	2,549	$	5.94	7.3	$	60,133
Vested and expected to vest at December 31, 2012	6,514	$	12.45	8.2	$	111,453

The following table summarizes information about stock options, which contain only service conditions, under the Company's equity incentive plans at December 31, 2012 (in thousands except term information):

	Options Outstanding at December 31, 2012		Options Exercisable at December 31, 2012	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Term (in years)	Number of Options	Weighted Average Remaining Contractual Term (in years)
$0.34 to $1.65	1,451	6.4	1,193	6.3
$5.93 to $8.88	1,649	7.9	843	7.8
$12.54 to $15.41	764	8.7	240	8.7
$16.24 to $18.82	999	9.0	271	8.8
$20.85 to $23.94	1,333	9.4	1	9.3
$27.75 to $31.44	414	9.8	1	9.7
	6,610	8.2	2,549	7.3

The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was $23.9 million, $19.5 million, and $9.8 million, respectively. The Company recognized compensation expense related to stock options which contain only service conditions of $10.3 million, $3.8 million, and $0.9 million for the years ended December 31, 2012, 2011, and 2010, respectively.

Unrecognized compensation expense relating to stock options which contain only service conditions was $30.8 million at December 31, 2012 which is expected to be recognized over a weighted-average period of 2.6 years.

The aggregate grant date fair value of stock options which contain only service conditions granted for the years ended December 31, 2012, 2011 and 2010 was $28.4 million, $11.9 million, and $7.9 million, respectively.

On November 19, 2010, the Company modified the exercise price of options to purchase 568,118 shares of common stock that were granted on September 20, 2010 from $2.76 per share to $5.93 per share. The modification of the exercise price did not result in any incremental stock-based compensation expense.

Restricted Stock Awards

On December 1, 2011, the Company granted fully vested restricted stock awards for an aggregate of 7,500 shares of common stock with an aggregate grant date fair value of $0.1 million, which was recognized as compensation expense in 2011.

In connection with the acquisition of Sonar, the Company issued 31,164 restricted shares of its common stock, valued at approximately $0.7 million, to certain Sonar shareholders who also became employees of the company post-acquisition. The vesting of the restricted shares is subject to continued employment, and the fair value of the restricted shares is recognized as a post-acquisition compensation expense over the 2 year vesting period (see Note 3). As of December 31, 2012, 3,116 shares were vested.

Restricted Stock Units

Restricted stock unit activity for the year ended December 31, 2012 under the Company's equity incentive plans is summarized as follows (shares in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested shares subject to restricted stock units outstanding at December 31, 2011	370	$ 8.88
Granted	166	22.33
Vested	(111)	8.90
Nonvested shares subject to restricted stock units outstanding at December 31, 2012	**425**	**$ 14.13**

The Company recognized compensation expense related to restricted stock units of $1.7 million and $0.6 million for the years ended December 31, 2012 and 2011, respectively. Unrecognized compensation expense related to nonvested restricted stock units was $4.7 million at December 31, 2012, which is expected to be recognized as expense over the weighted-average period of 2.0 years.

Performance Based Options and Units

As of December 31, 2012, the Company granted performance-based stock options and restricted stock units to certain employees. The number of awards that the employees may earn is based on upon (a) a subsidiary of the Company meeting certain predetermined contracted monthly recurring revenue targets by December 31, 2015, and (b) whether the employee continues to provide service through each measurement date, as defined in the agreement applicable to the award. The awards vest generally over a four year period and have a term of 10 years. The stock options have an exercise price of $27.75 per share. The Company estimated the grant date fair value for each target level at the grant date and is recognizing stock-based compensation over the vesting period using a graded vesting model based upon the target that is probable of being achieved. Achievement of the probable target would result in stock options to purchase 59,683 shares of common stock and 14,323 restricted units vesting. The maximum number of stock options and restricted stock units that may vest should the maximum target level become probable would be 238,730 and 57,296, respectively. The Company may be required to adjust compensation cost in the future to the extent that another target level becomes probable.

The Company recognized compensation expense related to performance based awards of $0.4 million for the year ended December 31, 2012. Unrecognized compensation expense related to nonvested performance based options and restricted stock units was $0.8 million at December 31, 2012, based on the probable performance target at that date, which is expected to be recognized as expense over the weighted-average period of 3.0 years.

Stock-Based Compensation

Stock-based compensation expense related to stock options, restricted stock units and restricted stock awards is included in the following line items in the accompanying Consolidated Statement of Operations for the years ended December 31, 2012, 2011, and 2010 (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Cost of revenue	$ 1,660	$ 581	$ 69
Sales and marketing expense	3,982	1,121	345
Research and development expense	949	755	132
General and administrative expense	5,616	2,045	361
Total	**$ 12,207**	**$ 4,502**	**$ 907**

In certain instances the Company is responsible for payroll taxes related to stock options exercised or the underlying shares sold by its employees. The Company accrues its obligations at the time of the exercise of the stock options or the sale of the underlying shares.

12. INCOME TAXES

The components of the Company's loss before provision for income taxes are as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
United States	$ (20,173)	$ (60,300)	$ (42,341)
Foreign	(12,006)	(3,419)	(5,892)
Loss before provision for income taxes	**$ (32,179)**	**$ (63,719)**	**$ (48,233)**

The components of the provision for income taxes attributable to continuing operations are as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Current income tax provision:			
Federal	$ —	$ —	$ —
State	—	—	—
Foreign	176	181	137
Total current income tax provision	176	181	137
Deferred income tax (benefit) provision:			
Federal	—	—	—
State	—	—	—
Foreign	(965)	—	—
Total deferred income tax (benefit) provision	(965)	—	—
Total income tax (benefit) provision	**$ (789)**	**$ 181**	**$ 137**

On a consolidated basis, the Company has incurred operating losses and has recorded a full valuation allowance against its U.S. and U.K. deferred tax assets for all periods to date and, accordingly, has not recorded a provision (benefit) for income taxes for any of the periods presented other than a provision (benefit) for certain foreign income taxes. Certain foreign subsidiaries and branches of the Company provide intercompany services and are compensated on a cost-plus basis, and therefore, have incurred liabilities for foreign income taxes in their respective jurisdictions. The foreign deferred tax benefit for the year ended December 31, 2012 is primarily the result of the amortization of net deferred tax liabilities and changes in other deferred taxes recorded in connection with the 2012 acquisition of Sonar (See Note 3).

The differences in the total provision for income taxes that would result from applying the 34% federal statutory rate to income (loss) before provision for income taxes and the reported provision for income taxes are as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
U.S. Federal tax benefit at statutory rates	$ (10,941)	$ (21,688)	$ (16,399)
State income taxes, net of federal tax benefit	(60)	(916)	(561)
Foreign rate differential	1,008	219	123
Preferred stock warrant charges	—	14,470	11,585
Stock based compensation	1,360	474	265
Other permanent differences	654	188	96
Other	(194)	206	417
Valuation allowance	7,384	7,228	4,611
Total income tax (benefit) provision	**$ (789)**	**$ 181**	**$ 137**

Major components of the Company's deferred tax assets (liabilities) at December 31, 2012 and 2011 are as follows (in thousands):

	December 31,	
	2012	2011
Accrued expenses	$ 1,306	$ 665
Long-lived intangible assets — basis difference	5,155	5,218
Net operating loss carryforwards	24,392	20,628
Stock-based compensation	2,671	907
Deferred revenue	2,375	—
Other	274	344
Total deferred tax assets	36,173	27,762
Deferred revenue and accounting method change	—	(138)
Prepaid expenses and deferred commissions	(2,029)	(582)
Long-lived fixed assets — basis difference	(805)	(344)
Total deferred tax liabilities	(2,834)	(1,064)
Total net deferred tax assets	33,339	26,698
Valuation allowance	(34,081)	(26,698)
Total net deferred tax (liability) asset, net of valuation allowance	$ (742)	$ —

At December 31, 2012, the Company had federal, state and foreign net operating losses of approximately $74.5 million, $83.9 million and $15.6 million, respectively. The federal net operating loss carryforward will begin expiring in 2019, the state net operating loss carryforward began expiring in 2012, and the foreign net operating loss has an unlimited carryforward period. The Internal Revenue Code of 1986, as amended, imposes substantial restrictions on the utilization of net operating losses in the event of an "ownership change" of a corporation. Accordingly, a company's ability to use net operating losses may be limited as prescribed under Internal Revenue Code Section 382 ("IRC Section 382"). Events which may cause limitations in the amount of the net operating losses that the Company may use in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Due to the effects of historical equity issuances, the Company has determined that the future utilization of a portion of its net operating losses is limited annually pursuant to IRC Section 382. The Company has determined that none of its net operating losses will expire because of the annual limitation.

The Company has recorded a full valuation allowance against its otherwise recognizable U.S. and UK deferred income tax assets as of December 31, 2012. Management has determined, after evaluating all positive and negative historical and prospective evidence, that it is more likely than not that these assets will not be realized. The net increase to the valuation allowance of $7.4 million, $7.2 million and $4.6 million for the years ended December 31, 2012, 2011 and 2010, respectively, was primarily due to additional net operating losses generated by the Company and basis differences in long-lived assets. During the fourth quarter of 2012, the Company remeasured its state deferred taxes as a result of recent legislation, which resulted in a reduction to its deferred tax assets of approximately $0.5 million.

The Company has excluded excess windfall tax benefits resulting from stock option exercises as components of the Company's gross deferred tax assets and corresponding valuation allowance disclosures, as tax attributes related to such windfall tax benefits should not be recognized until they result in a reduction of taxes payable. The tax effected amount of gross unrealized net operating loss carryforwards, and their corresponding valuation allowances resulting from stock option exercises was $9.4 million at December 31, 2012. When realized, excess windfall tax benefits are credited to additional paid-in capital.

A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2012, 2011, and 2010 is as follows (in thousands):

	Years Ended December 31,		
	2012	2011	2010
Balance at January 1	$ 276	$ 276	$ 148
Additions for tax positions related to the current year	—	—	128
Balance at December 31	**$ 276**	**$ 276**	**$ 276**

The provision for uncertain foreign tax positions relate to business in territories outside of the United States.

The Company's policy is to classify interest and penalties on uncertain tax positions as a component of tax expense. Interest and penalties on unrecognized tax benefits of $23,000 were accrued during the 2012 tax year. The amount of accrued interest and penalties on unrecognized tax benefits were $51,000 and $28,000, as of December 31, 2012 and 2011, respectively. The Company does not expect the change in uncertain tax positions to have a material impact on its financial position, results of operations or liquidity. If the unrecognized tax benefits are recognized, tax expense will reduce by $0.3 million through December 31, 2012. The Company does not expect any significant increases or decreases to its unrecognized tax benefits within the next twelve months.

The Company is subject to U.S. federal income tax as well as to income tax in multiple state and foreign jurisdictions. Federal income tax returns of the Company are subject to IRS examination for the 2009 through 2012 tax years. State income tax returns are subject to examination for the 2008 through 2012 tax years. Foreign income tax returns are subject to examination for the 2007 through 2012 tax years.

Deferred income taxes have not been provided on the undistributed earnings of the Company's foreign subsidiaries because the Company's practice and intent is to permanently reinvest these earnings. The cumulative amount of such undistributed earnings was $500,000 and $237,000 at December 31, 2012 and December 31, 2011, respectively. Any future distribution of these non-U.S. earnings may subject the Company to both U.S. federal and state income taxes, as adjusted for tax credits, and foreign withholding taxes that the Company estimates would be $76,000 and $37,000 at December 31, 2012 and 2011, respectively.

13. GEOGRAPHIC INFORMATION

Revenue by geographic region, as determined based on the location of the Company's clients is set forth below (in thousands):

	Years Ended December 31,		
	2012	**2011**	**2010**
Revenue			
United States	$ 81,837	$ 50,874	$ 30,061
United Kingdom	12,930	8,612	7,318
All other countries	23,147	13,536	6,352
Total revenue	**$ 117,914**	**$ 73,022**	**$ 43,731**

Revenue from clients located in the United States is presented net of a $2.5 million and $2.9 million reduction of revenue relating to a common stock warrant issued to ADP during the years ended December 31, 2011 and 2010, respectively (See Note 10).

Property and equipment by region is set forth below (in thousands):

	December 31,	
	2012	**2011**
Property and equipment, net		
United States	$ 7,529	$ 2,984
United Kingdom	343	643
All other countries	75	36
Total property and equipment, net	**$ 7,947**	**$ 3,663**

14. 401(K) SAVINGS PLAN

The Company has a defined contribution savings plan (the "Plan") under Section 401(k) of the Internal Revenue Code. The Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. Beginning in 2012, the Plan provided for a Company match of employees' contributions in an amount equal to 50% of an employee's contributions up to $2,400 per year which vests over four years.

During the year ended December 31, 2012, the Company incurred approximately $255,000 of matching contribution expenses related to the Plan.

15. COMMITMENTS AND CONTINGENCIES

Leases

The Company has various non-cancelable operating leases for its offices and its managed hosting facilities and services. These leases expire at various times through 2019. Certain lease agreements contain renewal options, rent abatement, and escalation clauses. The Company recognizes rent expense on a straight-line basis over the lease term, commencing when the Company takes possession of the property. Certain of the Company's office leases entitle the Company to receive a tenant allowance from the landlord. The Company records tenant allowances as a deferred rent credit, which the Company amortizes on a straight-line basis, as a reduction of rent expense, over the term of the underlying lease. Total rent expense under operating leases was approximately $3.2 million, $1.9 million, $1.1 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company finances the purchase of equipment under capital lease arrangements and its SVB Credit Facility and other debt arrangements (See Note 8).

Future minimum lease payments under non-cancelable operating and capital leases at December 31, 2012 are as follows (in thousands):

	Operating Leases	Capital Leases
2013	$ 3,249	$ 1,772
2014	3,097	950
2015	3,246	327
2016	3,508	4
2017	3,664	—
Thereafter	4,097	—
Total minimum lease payments	$ 20,861	3,053
Less: Amounts representing interest		(183)
Present value of capital lease obligations		2,870
Less: Current portion		(1,643)
Long-term portion of capital lease obligations		$ 1,227

Letters of Credit

During June 2011, the Company signed a standby letter of credit in British Pounds in relation to a foreign sales arrangement with a customer in the United Kingdom in the amount of approximately $0.3 million. The amount of the standby letter of credit was reduced to approximately $0.2 million at November 30, 2011 and was subsequently reduced to approximately $0.1 million at May 30, 2012. These amounts were calculated based on exchange rates on December 31, 2012.

In addition, the Company maintains standby letters of credit in association with its building lease and other contractual arrangements. The total amount outstanding is $1.4 million at December 31, 2012.

During December 2011, the Company signed a standby letter of credit in relation to the Company's building lease for its corporate location in the amount of $1.0 million which reduced the available borrowings under the SVB Credit Facility (See Note 8).

Other Commitments

In August 2010, the Company entered into a patent license agreement granting the Company a perpetual license to use a third-party's e-learning technologies. Remaining license fees of $0.2 million are due in 2013.

During April 2012, the Company entered into an e-learning content reseller agreement with a third-party content provider. The Company is obligated to pay license fees under the e-learning content reseller agreement of $0.8 million in 2013 and 2014 under this agreement.

During July 2012, the Company entered into a cloud subscription agreement with a provider of enterprise cloud computing and social enterprise solutions. The Company is obligated to pay fees under this agreement of $0.6 million in 2013, $0.8 million in 2014, and $1.0 million in 2015.

During the year ended December 31, 2012, the Company entered into agreements with various third party service providers whereby the Company has committed to provide certain dollar amounts or hours of professional service projects related to implementation and other services for clients of the Company's core solution. In aggregate, these estimated commitments total approximately $11.5 million in 2013, $11.4 million in 2014, $11.0 million in 2015, $3.8 million in each of 2016 and 2017, and $7.3 million thereafter.

Guarantees and Indemnifications

The Company has made guarantees and indemnities under which it may be required to make payments to a guaranteed or indemnified party, in relation to certain transactions, including revenue transactions in the ordinary course of business. In connection with certain facility leases, the Company has agreed to indemnify its lessors for certain claims arising from the facility or the lease. The Company is obligated to indemnify its directors and officers to the maximum extent permitted under the laws of the State of Delaware. However, the Company has a directors and officers insurance policy that may reduce its exposure in certain circumstances and may enable it to recover a portion of future amounts that may be payable, if any. The duration of the guarantees and indemnities varies and, in many cases, is indefinite but subject to statutes of limitations. To date, the Company has made no payments related to these guarantees and indemnities. The Company estimates the fair value of its indemnification obligations as insignificant based on this history and the Company's insurance coverage and therefore has not recorded any liability for these guarantees and indemnities in the accompanying consolidated balance sheets.

Litigation

Prior to the third quarter of 2012, the Company had determined that a material loss contingency in an employment matter brought to arbitration was remote and no amounts were accrued. During the third quarter of 2012, the Company received an unfavorable ruling in arbitration, and based on this ruling, the Company has now reasonably estimated the probable loss for this matter, including both the award and estimated attorneys' fees, to be approximately $2.3 million. This amount has been accrued within other current liabilities. The Company has determined that insurance recovery for this loss is probable, and has recorded a related receivable in other current assets for this matter. In January 2013, the Company filed a motion to vacate the award, and expects the motion to be heard in March 2013. Based on the above, the Company believes this matter will not have a material adverse effect on the Company's business, operating results, cash flows and financial condition.

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. If the Company determines that it is probable that a loss has been incurred and the amount is reasonably estimable, the Company will record a liability. The Company has determined that it does not have a potential liability related to any legal proceedings or claims that would individually or in the aggregate materially adversely affect its financial conditions or operating results.

Taxes

From time to time, various federal, state and other jurisdictional tax authorities undertake review of the Company and its filings. In evaluating the exposure associated with various tax filing positions, the Company accrues charges for possible exposures. The Company believes any adjustments that may ultimately be required as a result of any of these reviews will not be material to its consolidated financial statements.

16. RELATED PARTY TRANSACTIONS

During June 2010, an executive officer of an accounting software company joined the Company's Board of Directors. During May 2012, an executive officer of a travel and expense management software company joined the Company's Board of Directors. For the years ended December 31, 2012, 2011 and 2010, the Company recorded $271,000, $101,000 and $37,000, respectively, in expenses related to the use of the accounting and travel and expense software from companies whose executive officers serve on the Company's Board of Directors.

17. SUBSEQUENT EVENTS

On January 1, 2013, shares issuable under the Company's 2010 Employee Stock Purchase Plan increased by 506,894 shares and shares issuable under the Company's 2010 Plan increased by 2,281,026 shares in accordance with the automatic annual increase provisions of such plans. No shares have been issued under the 2010 Employee Stock Purchase Plan.

During January and February 2013, the Board of Directors granted stock options to purchase 334,344 shares of common stock at a weighted-average exercise price of $32.80 per share. The stock options vest over four years. During February 2013, the Board of Directors granted restricted stock units for 20,825 shares of common stock which vest over annually over four years.

18. SELECTED QUARTERLY DATA (UNAUDITED)

The following unaudited quarterly consolidated statements of operations for each of the quarters in the years ended December 31, 2012 and 2011 have been prepared on a basis consistent with the Company's audited annual financial statements and include, in the opinion of management, all normal recurring adjustments necessary for the fair statement of the financial information contained in these statements.

	Quarter Ended							
	(in thousands)							
	Mar. 31, 2011	June 30, 2011	Sept. 30, 2011	Dec. 31, 2011	Mar. 31, 2012	June 30, 2012	Sept. 30, 2012	Dec. 31, 2012
Gross revenue	$ 15,747	$ 17,370	$ 20,019	$ 22,386	$ 24,002	$ 26,718	$ 30,768	$ 36,426
Common stock warrant charge[1]	—	(2,500)	—	—	—	—	—	—
Net revenue	15,747	14,870	20,019	22,386	24,002	26,718	30,768	36,426
Cost of revenue	4,579	4,953	5,371	6,382	6,844	7,890	9,135	10,722
Gross profit	11,168	9,917	14,648	16,004	17,158	18,828	21,633	25,704
Operating expenses:								
Sales and marketing	9,845	10,868	11,531	13,529	16,237	17,422	18,624	21,280
Research and development	2,322	2,616	2,670	2,541	3,093	3,431	4,101	4,261
General and administrative	3,553	3,585	3,439	4,545	5,954	5,792	6,600	7,566
Amortization of certain acquired intangible assets	—	—	—	—	—	237	251	251
Total operating expenses	15,720	17,069	17,640	20,615	25,284	26,882	29,576	33,358
Loss from operations	(4,552)	(7,152)	(2,992)	(4,611)	(8,126)	(8,054)	(7,943)	(7,654)
Other income (expense):								
Interest income (expense) and other income (expense), net	(448)	124	(678)	(296)	96	(514)	18	(2)
Change in fair value of preferred stock warrant liabilities	(42,559)	—	—	—	—	—	—	—
Withdrawn secondary offering expense	—	—	(555)	—	—	—	—	—
Loss before provision for income taxes	(47,559)	(7,028)	(4,225)	(4,907)	(8,030)	(8,568)	(7,925)	(7,656)
Provision for income taxes	(34)	(46)	(52)	(49)	(82)	334	298	239
Net loss	$ (47,593)	$ (7,074)	$ (4,277)	$ (4,956)	$ (8,112)	$ (8,234)	$ (7,627)	$ (7,417)
Accretion of redeemable preferred stock	$ (5,208)	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Net loss attributable to common stockholders	$ (52,801)	$ (7,074)	$ (4,277)	$ (4,956)	$ (8,112)	$ (8,234)	$ (7,627)	$ (7,417)
Net loss per share attributable to common stockholders, basic and diluted	$ (3.65)	$ (0.15)	$ (0.09)	$ (0.10)	$ (0.16)	$ (0.17)	$ (0.15)	$ (0.15)
Weighted average common shares outstanding, basic and diluted	14,453	47,765	48,018	48,597	49,384	49,763	50,163	50,486

(1) Represents reductions of revenue related to the issuance of a common stock warrant (See Note 10).

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

(a) Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), refers to controls and procedures that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that such information is accumulated and communicated to a company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012, the end of the period covered by this Annual Report on Form 10-K. Based upon such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of such date.

(b) Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of our consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and board of directors; and
- provide reasonable assurance regarding prevention or timely detection of any unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect financial statement misstatements. Also, projections of any evaluation of internal control effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control-Integrated Framework*. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in its report, which appears in Item 8 of this Annual Report on Form 10-K.

(c) Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

As noted in Note 3 to our consolidated financial statements, we acquired Sonar Limited on April 5, 2012. During the year ended December 31, 2012, we have fully incorporated our internal control over financial reporting into Sonar Limited.

Item 9B. ***Other Information***

Not applicable.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

Executive Officers

Our executive officers and their ages as of March 1, 2013 are as follows:

Name	Age	Position
Adam L. Miller	43	President and Chief Executive Officer, Director
Perry A. Wallack	43	Chief Financial Officer
Steven D. Seymour	43	Executive Vice President of Strategic Accounts
Vincent Belliveau	37	Senior Vice President and General Manager of Europe, Middle East and Africa
David J. Carter	49	Senior Vice President of Sales
Mark Goldin	51	Chief Technology Officer
Kirsten Maas Helvey	42	Senior Vice President of Client Success

Our executive officers are appointed by, and serve at the discretion of, the Board of Directors. There is no family relationship between any of our executive officers or directors.

Adam L. Miller founded the company and has been our President and Chief Executive Officer since May 1999 and a member of our board of directors since May 1999. In addition to strategy, sales and operations, Mr. Miller has led our product development efforts since our inception. Prior to founding Cornerstone, Mr. Miller was an investment banker with Schroders plc, a financial services firm. Since its formation, Mr. Miller has served as the Chairman of the Cornerstone OnDemand Foundation, which leverages Cornerstone's expertise, solutions and partner ecosystem to help empower communities. Mr. Miller also writes and speaks extensively about talent management and on-demand software. Mr. Miller holds a J.D. from the School of Law of the University of California, Los Angeles (UCLA), an M.B.A. from UCLA's Anderson School of Business, a B.A. from the University of Pennsylvania (Penn) and a B.S. from Penn's Wharton School of Business. He also earned C.P.A. (inactive) and Series 7 certifications.

Perry A. Wallack co-founded the company and has served as our Vice President of Finance, and later as our Chief Financial Officer, since August 1999. Prior to co-founding the company, from 1998 to 1999, Mr. Wallack was a Business Manager with Grant, Tani, Barish and Altman, Inc., a business management firm. From 1992 to 1998, Mr. Wallack held several roles including, Staff Accountant, Senior Accountant, and Manager at Ernst & Young LLP, an auditing firm. Mr. Wallack holds a B.A. in Economics from the University of Michigan, Ann Arbor and earned his C.P.A. (inactive) in 1996.

Steven D. Seymour co-founded the company and has served as our Vice President of Strategic Accounts, and later as our Executive Vice President of Strategic Accounts, since January 2001. Prior to co-founding the company, Mr. Seymour was a Vice President in the High Net Worth group of Schroders plc, a financial services firm. Mr. Seymour holds a B.S. in Economics and a B.A. in English from the University of Southern California.

Vincent Belliveau serves as our Senior Vice President and General Manager of Europe, Middle East and Africa, or EMEA. Mr. Belliveau served as our General Manager of EMEA from June 2007 until his promotion to Senior Vice President and General Manager of EMEA on October 1, 2011. Prior to joining us, Mr. Belliveau served as the North East Europe Director of the Master Data Management and Information Integration Solutions division of International Business Machines Corporation, a technology systems and services company, from July 2005 to May 2007, and its EMEA Sales Director for its WebSphere Product Center Software from September 2004 to July 2005. In addition, from May 2002 until September 2004, Mr. Belliveau served as the European Sales Director at Trigo Technologies, Inc. Early in his career, from November 1997 until January 2000, Mr. Belliveau was a Business Analyst at McKinsey and Company. Mr. Belliveau received his Commerce Baccalaureate (B.Com) from McGill University, where he majored in Accounting and Finance.

David J. Carter serves as our Senior Vice President of Sales. Mr. Carter served as our Vice President of Sales from June 2008 until his promotion to Senior Vice President of Sales on October 1, 2011. Prior to joining us, Mr. Carter served as Vice President of Sales at Accenture BPO Services, a wholly owned subsidiary of Accenture LLC, from June 2006 to June 2008, and Savista Corporation, which was acquired by Accenture LLC, from October 2004 to June 2006, both of which were human resource outsourcing services providers. Previously, Mr. Carter served as Vice President of Sales at Ceridian Corporation, a human resource services company, from July 2000 to October 2004. Prior to Ceridian, Mr. Carter was Vice President of Sales at ProBusiness Services, Inc., a provider of payroll and benefits administration solutions. Mr. Carter holds a B.A. in Economics from Clark University.

Mark Goldin has served as our Chief Technology Officer since June 2010. Prior to joining us, Mr. Goldin served as Chief Technology Officer at DestinationRx, Inc., a healthcare data management company, from September 2009 to June 2010. From August 2005 to September 2008, Mr. Goldin was Chief Operations and Technology Officer at Green Dot Corporation, a financial services company. Prior to Green Dot, from December 1992 to August 2005, Mr. Goldin served as Senior Vice President and Chief Technology Officer at Thomson Elite, a provider of technology solutions for professional services firms and currently part of Thomson Reuters Corporation.

Kirsten Maas Helvey has served as our Senior Vice President of Client Success since April 2012 and is responsible for overseeing all aspects of the client experience with the company. Prior to this role, Ms. Helvey held the positions of Senior Vice President of Consulting Services from October 2011 to March 2012, Vice President of Consulting Services from April 2006 to September 2011, Director of Global Services from October 2004 to March 2006 and as an Account Manager from March 2003 to October 2004. Prior to joining the company, from 2002 to February 2003, Ms. Helvey served as a supply chain operations strategy consultant in the Business Consulting Services group of International Business Machines Corporation, a technology systems and services company. Prior to that, from February 1999 to September 2002, Ms. Helvey was a supply chain operations strategy consultant at PricewaterhouseCoopers LLP. Ms. Helvey holds a B.A. in English Literature from Skidmore College.

Information with respect to our directors, our code of business conduct and ethics, and corporate governance matters is included under the caption "Proposal One—Election of Directors" in our Proxy Statement for the 2013 Annual Meeting of Stockholders, which will be filed within 120 days of our fiscal year ended December 31, 2012, and is incorporated herein by reference. Information regarding delinquent filers pursuant to Item 405 of Regulation S-K is included under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement for the 2013 Annual Meeting of Stockholders and is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by this item is incorporated by reference to the information disclosed under the caption "Executive Compensation and Related Information" in our Proxy Statement for the 2013 Annual Meeting of Stockholders.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is incorporated by reference to the information disclosed under the caption "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement for the 2013 Annual Meeting of Stockholders.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item is incorporated by reference to the information disclosed under the caption "Employment Contracts, Termination of Employment and Change-In-Control Agreements" in our Proxy Statement for the 2013 Annual Meeting of Stockholders.

Item 14. *Principal Accounting Fees and Services*

The information required by this item is incorporated by reference to the information disclosed under the caption "Principal Accounting Fees and Services" in our Proxy Statement for the 2013 Annual Meeting of Stockholders.

With the exception of the information incorporated in Items 10, 11, 12, 13, and 14 of this Annual Report on Form 10-K, Cornerstone's Proxy Statement is not deemed "filed" as part of this Annual Report on Form 10-K.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

Documents filed as part of this report are as follows:

1. Consolidated Financial Statements:

   Our Consolidated Financial Statements are listed in the "Index to Consolidated Financial Statements" under Item 8 of this Annual Report on Form 10-K.

2. Financial Statement Schedules:

   Financial Statement Schedules have been omitted as information required is inapplicable or the information is presented in the consolidated financial statements and the related notes.

3. Exhibits:

   The documents listed in the Exhibit Index immediately following the signature page of this Annual Report on Form 10-K are incorporated by reference or are filed with this Annual Report on Form 10-K, in each case as indicted therein (numbered in accordance with Item 601 of Regulation S-K).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, on March 1, 2013.

CORNERSTONE ONDEMAND, INC.

By:	/s/ Adam L. Miller
Name:	Adam L. Miller
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Adam L. Miller and Perry A. Wallack, jointly and severally, his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ **Adam L. Miller** **Adam L. Miller**	President, Chief Executive Officer and Director (principal executive officer)	March 1, 2013
/s/ **Perry A. Wallack** **Perry A. Wallack**	Chief Financial Officer (principal financial and accounting officer)	March 1, 2013
/s/ **R. C. Mark Baker** **R. C. Mark Baker**	Director	March 1, 2013
/s/ **Harold W. Burlingame** **Harold W. Burlingame**	Director	March 1, 2013
/s/ **Byron B. Deeter** **Byron B. Deeter**	Director	March 1, 2013
/s/ **James McGeever** **James McGeever**	Director	March 1, 2013

Signature	Title	Date
/s/ S. Steven Singh S. Steven Singh	Director	March 1, 2013
/s/ Robert D. Ward Robert D. Ward	Director	March 1, 2013

Exhibits and Financial Statements

Exhibits

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Exhibit	Filing Date
2.1	Amended and Restated Share Purchase Agreement, dated as of April 5, 2012, by and among the Company, Dolphin Acquisition Limited, Sonar Limited, the Company Stockholders (as defined therein), and, with respect to Article III only, the Stockholder Representative (as defined therein). The schedules and exhibits referenced in the agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule or exhibit will be furnished supplementally to the SEC upon request.	10-Q	001-35098	2.1	May 15, 2012
3.1	Amended and Restated Certificate of Incorporation of the Registrant.	S-1/A	333-169621	3.2	November 9, 2010
3.2	Amended and Restated Bylaws of the Registrant.	S-1/A	333-169621	3.4	November 9, 2010
10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.	S-1/A	333-169621	10.1	December 17, 2010
10.2*	The Registrant's 1999 Stock Plan, including the form of stock option agreement, as amended and currently in effect.	S-1	333-169621	10.2	September 29, 2010
10.3*	The Registrant's 2009 Equity Incentive Plan, including forms of stock option agreements, as currently in effect.	S-1	333-169621	10.3	September 29, 2010
10.3A*	Form of Restricted Stock Unit Award Agreement under 2009 Equity Incentive Plan.	S-1/A	333-169621	10.3A	December 17, 2010
10.4*	The Registrant's 2010 Equity Incentive Plan, including form of stock option agreement.	S-1/A	333-169621	10.4	December 17, 2010
10.5*	The Registrant's 2010 Employee Stock Purchase Plan.	S-1/A	333-169621	10.5	December 17, 2010
10.6*	Employment Agreement between the Registrant and Adam Miller, dated as of November 8, 2010.	S-1/A	333-169621	10.6	November 9, 2010
10.7*	Employment Agreement between the Registrant and Perry Wallack, dated as of November 8, 2010.	S-1/A	333-169621	10.7	November 9, 2010
10.8*	Employment Agreement between the Registrant and Steven Seymour, dated as of November 8, 2010.	S-1/A	333-169621	10.8	November 9, 2010
10.9*	Amended and Restated Employment Agreement between the Registrant and David J. Carter, dated as of November 8, 2010.	S-1/A	333-169621	10.9	November 9, 2010
10.9A*	2009 Sales Commission Plan between the Registrant and David J. Carter.	S-1/A	333-169621	10.9A	February 11, 2011

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
10.9B*	2010 Sales Commission Plan between the Registrant and David J. Carter.	S-1/A	333-169621	10.9B	February 11, 2011
10.9C*	2011 Sales Commission Plan between the Registrant and David J. Carter.	S-1/A	333-169621	10.9C	February 11, 2011
10.9D*	2012 Sales Commission Plan between the Registrant and David J. Carter.	10-Q	001-35098	10.2	November 14, 2012
10.10*	Amended and Restated Unlimited Term Employment Contract between the Registrant and Vincent Belliveau.	S-1/A	333-169621	10.10	February 11, 2011
10.10A*	2009 Sales Commission Plan between the Registrant and Vincent Belliveau.	S-1/A	333-169621	10.10A	February 11, 2011
10.10B*	2010 Sales Commission Plan between the Registrant and Vincent Belliveau.	S-1/A	333-169621	10.10B	February 11, 2011
10.10C*	2011 Sales Commission Plan between the Registrant and Vincent Belliveau.	S-1/A	333-169621	10.10C	February 11, 2011
10.10D*	2012 Sales Commission Plan between the Registrant and Vincent Belliveau.	10-Q	001-35098	10.1	November 14, 2012
10.11*	Employment Agreement between the Registrant and Mark Goldin, dated as of May 24, 2010.	S-1	333-169621	10.11	September 29, 2010
10.12	Loan and Security Agreement between the Registrant and Silicon Valley Bank, dated as of August 20, 2010, as amended May 26, 2011.	S-1	333-175669	10.12	July 20, 2011
10.12A	Second Amendment to Loan and Security Agreement between the Registrant and Silicon Valley Bank, effective as of March 14, 2012 (executed on July 12, 2012).	10-Q	001-35098	10.2	August 14, 2012
10.12B	Third Amendment to Loan and Security Agreement between the Registrant and Silicon Valley Bank, effective as of November 5, 2012.	10-Q	001-35098	10.4	November 14, 2012
10.13	Master Service Agreement (United States) between the Registrant and Equinix Operating Co., Inc., dated as of November 6, 2009.	S-1	333-169621	10.17	September 29, 2010
10.14	Master Service Agreement (United Kingdom) between the Registrant and Equinix (United Kingdom) Limited, dated as of November 4, 2009.	S-1	333-169621	10.18	September 29, 2010
10.15*	Description of 2012 Executive Bonus Plan	8-K	001-35098	n/a	May 4, 2012
10.16	Office Lease between Water Garden Realty Holding LLC and the Registrant, dated as of November 30, 2011	10-K	001-35098	10.16	March 6, 2012
21.1	List of subsidiaries of the Registrant				

Exhibit Number	Exhibit Description	Incorporated by Reference Form	File No.	Exhibit	Filing Date
23.1	Consent of PricewaterhouseCoopers LLP				
24.1	Power of Attorney (contained in the signature page to this Annual Report)				
31.1	Certification of the Chief Executive Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.				
31.2	Certification of the Chief Financial Officer pursuant to Section 302(a) of the Sarbanes-Oxley Act of 2002.				
32.1†	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.				
32.2†	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002.				
101.INS††	XBRL Instance Document				
101.SCH ††	XBRL Taxonomy Extension Schema Document				
101.CAL ††	XBRL Taxonomy Extension Calculation Linkbase Document				
101.DEF ††	XBRL Taxonomy Extension Definition Linkbase Document				
101.LAB ††	XBRL Taxonomy Extension Label Linkbase Document				
101.PRE††	XBRL Taxonomy Extension Presentation Linkbase Document				

* Indicates a management contract or compensatory plan or arrangement.

† The certifications attached as Exhibit 32.1 and 32.2 that accompany this Annual Report on Form 10-K, are not deemed filed with the Securities and Exchange Commission and are not to be incorporated by reference into any filing of Cornerstone OnDemand, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Annual Report on Form 10-K, irrespective of any general incorporation language contained in such filing.

†† XBRL (Extensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and is not otherwise subject to liability under these sections.

[THIS PAGE INTENTIONALLY LEFT BLANK]

BOARD OF DIRECTORS

Adam L. Miller
Chief Executive Officer, President and Chairman

R. C. Mark Baker
Chief Executive Officer, Touchstone Systems, Inc.

Harold W. Burlingame
Independent Consultant

Byron B. Deeter
Partner, Bessemer Venture Partners

James McGeever
Chief Operating Officer, NetSuite Inc.

S. Steven Singh
Chief Executive Officer and Director, Concur Technologies, Inc.

Robert D. Ward
Managing Director, Meritech Capital

CORPORATE EXECUTIVES

Adam L. Miller
Chief Executive Officer, President and Chairman

Perry A. Wallack
Chief Financial Officer

Steven D. Seymour
Executive Vice President of Strategic Accounts

Vincent Belliveau
Senior Vice President and General Manager of Europe, Middle East and Africa

David J. Carter
Senior Vice President of Sales

Mark Goldin
Chief Technology Officer

Kirsten Maas Helvey
Senior Vice President of Client Success

CORPORATE HEADQUARTERS

Cornerstone OnDemand, Inc.
1601 Cloverfield Boulevard, Suite 620 South
Santa Monica, California 90404
T: (310) 752-0200
F: (310) 752-0199
www.cornerstoneondemand.com

COMMON STOCK LISTING

NASDAQ Global Market
Ticker Symbol: CSOD

ANNUAL MEETING OF STOCKHOLDERS

Monday, June 11, 2013, at 1:00 p.m. Pacific Daylight Time
Cornerstone OnDemand, Inc.
1601 Cloverfield Boulevard, Suite 620 South
Santa Monica, California 90404

REGISTRAR AND TRANSFER AGENT

For questions regarding your account, changes of address or the consolidation of accounts, please contact the Company's transfer agent:

Computershare
P.O. Box 43006
Providence, RI 02940-3006
T: (866) 401-4854
Foreign Stockholders: (201) 680-6578
www.computershare.com/investor

LEGAL COUNSEL

Wilson Sonsini Goodrich & Rosati, P.C.
Palo Alto, California

INDEPENDENT AUDITORS

PricewaterhouseCoopers LLP
Los Angeles, California

INVESTOR RELATIONS

Cornerstone OnDemand, Inc.
Investor Relations
1601 Cloverfield Boulevard, Suite 620 South
Santa Monica, CA 90404
E: ir@csod.com
T: (310) 752-0200

Cornerstone

ONDEMAND Empowering People


Cornerstone
ONDEMAND Empowering People

Notice of 2013 Annual Meeting of Stockholders and Proxy Statement

Cornerstone

ONDEMAND *Empowering People*

April 30, 2013

Dear Cornerstone OnDemand, Inc. Stockholders:

You are cordially invited to attend our 2013 Annual Meeting of Stockholders (the "Annual Meeting"), which will be held on Tuesday, June 11, 2013 at 1:00 p.m. Pacific Time at the Company's headquarters, located at 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404.

At the Annual Meeting, stockholders will be asked to vote on the two proposals set forth in the Notice of 2013 Annual Meeting of Stockholders and described in the proxy statement.

It is important that your shares of the Company's common stock are represented and voted at the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please vote as soon as possible. Voting your proxy will ensure your representation at the Annual Meeting. We urge you to carefully review the proxy materials and to vote: FOR the election of the two directors nominated by our board of directors and named in the proxy statement as Class II directors to serve for three-year terms and FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

Thank you for your continued support of Cornerstone OnDemand, Inc.

Sincerely,



Adam L. Miller
Chief Executive Officer

CORNERSTONE ONDEMAND, INC.

1601 Cloverfield Blvd., Suite 620 South

Santa Monica, California 90404

NOTICE OF 2013 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on Tuesday, June 11, 2013
at 1:00 p.m. Pacific Time

The 2013 Annual Meeting of Stockholders (the "Annual Meeting") of Cornerstone OnDemand, Inc., a Delaware corporation, will be held at the Company's headquarters, located at 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404 on Tuesday, June 11, 2013 at 1:00 p.m. Pacific Time and, if applicable, at any adjournment or postponement thereof. At the Annual Meeting, our stockholders will be asked:

1 To elect the two directors nominated by our board of directors and named in the proxy statement as Class II directors to serve for three-year terms;

2 To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013; and

3 To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The proxy statement more fully describes these proposals.

We have elected to take advantage of a U.S. Securities and Exchange Commission rule that allows us to furnish our proxy materials over the Internet to our stockholders rather than in paper form. We believe that this delivery process reduces our environmental impact and lowers the cost of printing and distributing our proxy materials without affecting our stockholders' timely access to this important information. Accordingly, unless you have previously requested to receive our proxy materials in paper form, you will receive a Notice of Internet Availability of Proxy Materials (the "Notice"), which we expect to mail on or about April 30, 2013. The Notice will explain how to access the proxy materials and vote by telephone or over the Internet.

Stockholders of record who owned shares of our common stock at the close of business on April 16, 2013 are entitled to receive notice of, attend, and vote at the Annual Meeting. All stockholders are invited to attend the Annual Meeting in person. However, to ensure your representation at the Annual Meeting, please vote as soon as possible over the Internet by following the instructions in the Notice. Your vote must be received by 11:59 p.m. Eastern Time, on June 10, 2013. Alternatively, you may follow the procedures outlined in the Notice to request a paper proxy card to submit your vote by mail. Any stockholder attending the Annual Meeting may vote in person even if he, she or it has voted using the Internet, telephone or proxy card, and any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote such stockholder casts at the Annual Meeting. For further information, please see the information in the Notice and in the following proxy statement.

By order of the Board of Directors



Adam L. Miller
Chief Executive Officer

Santa Monica, California
April 30, 2013

YOUR VOTE IS EXTREMELY IMPORTANT. TO ENSURE YOUR REPRESENTATION AT THE ANNUAL MEETING, YOU ARE URGED TO VOTE BY TELEPHONE OR INTERNET AS PROMPTLY AS POSSIBLE. ALTERNATIVELY, YOU MAY REQUEST A PAPER PROXY CARD, WHICH YOU MAY COMPLETE, SIGN AND RETURN BY MAIL.

TABLE OF CONTENTS

CORNERSTONE ONDEMAND, INC.
1601 Cloverfield Blvd., Suite 620 South
Santa Monica, California 90404

PROXY STATEMENT

FOR THE 2013 ANNUAL MEETING OF STOCKHOLDERS OF CORNERSTONE ONDEMAND, INC.

To Be Held on Tuesday, June 11, 2013
at 1:00 p.m. Pacific Time

GENERAL INFORMATION

We are providing you with these proxy materials in connection with the solicitation by the board of directors of Cornerstone OnDemand, Inc. of proxies to be used at our 2013 Annual Meeting of Stockholders (the "Annual Meeting"). The Annual Meeting will be at held at the Company's headquarters, located at 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404, on Tuesday, June 11, 2013 at 1:00 p.m. Pacific Time and, if applicable, at any adjournment or postponement thereof. This proxy statement contains important information regarding the Annual Meeting, the proposals on which you are being asked to vote, information you may find useful in determining how to vote, and information about voting procedures. As used herein, "we," "us," "our," "Cornerstone" or the "Company" refers to Cornerstone OnDemand, Inc., a Delaware corporation.

This proxy statement and our 2012 Annual Report to Stockholders were first made available to our stockholders on or about April 30, 2013.

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS

In accordance with the "notice and access" rules of the U.S. Securities and Exchange Commission (the "SEC"), instead of mailing a printed copy of our proxy statement, proxy card and 2012 Annual Report to Stockholders (collectively, the "proxy materials") to stockholders entitled to vote at the Annual Meeting, we are furnishing the proxy materials to our stockholders over the Internet. If you received a Notice of Internet of Availability of Proxy Materials (the "Notice") by mail, you will not receive a printed copy of the proxy materials. Instead, the Notice will instruct you as to how you may access and review the proxy materials and submit your vote via the Internet. If you received a Notice by mail and would like to receive a printed copy of the proxy materials, please follow the instructions for requesting such materials included in the Notice.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND THESE PROXY MATERIALS

What matters will be voted on at the Annual Meeting?

At the Annual Meeting, stockholders will be voting on:

- the election of the two directors nominated by our board of directors and named in this proxy statement as Class II directors to serve for three-year terms;
- a proposal to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013; and
- any other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

How does our board of directors recommend that I vote?

Our board of directors recommends that you vote:

- FOR the election of the two directors nominated by our board of directors and named in this proxy statement as Class II directors to serve for three-year terms; and
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013.

Will there be any other items of business on the agenda?

If any other items of business or other matters are properly brought before the Annual Meeting, your proxy gives discretionary authority to the persons named on the proxy card with respect to those items of business or other matters. The persons named on the proxy card intend to vote the proxy in accordance with their best judgment. Our board of directors does not intend to bring any other matters to be voted on at the Annual Meeting. We are not currently aware of any other matters that may properly be presented by others for action at the Annual Meeting.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock at the close of business on April 16, 2013, or the record date, are entitled to notice of, and to vote at, the Annual Meeting. Each stockholder is entitled to one vote for each share of our common stock held as of the record date. As of the record date, there were 51,000,958 shares of our common stock outstanding and entitled to vote at the Annual Meeting. No shares of preferred stock were outstanding.

A complete list of the stockholders entitled to vote at the Annual Meeting will be available at our headquarters, located at 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404, during regular business hours for the ten days prior to the Annual Meeting. This list also will be available during the Annual Meeting at the meeting location. Stockholders may examine the list for any legally valid purpose related to the Annual Meeting.

What is the difference between holding shares as a stockholder of record and as a beneficial owner?

Stockholders of Record. If, at the close of business on the record date, your shares of our common stock are registered directly in your name with Computershare, our transfer agent, you are considered to be the "stockholder of record" of such shares.

Beneficial Owner. If your shares of our common stock are held in a brokerage account or by a bank or other nominee, you are considered to be the "beneficial owner" of shares of common stock held in "street name." As the beneficial owner, you have the right to direct your broker or nominee how to vote your shares by following the voting instructions your broker or other nominee provides. If you do not provide your broker or nominee with instructions on how to vote your shares, your broker or nominee may not vote your shares with respect to any non-routine matters, but it may, in its discretion, vote your shares with respect to routine matters. Please see "*What if I do not specify how my shares are to be voted?*" for more information.

Do I have to do anything in advance if I plan to attend the Annual Meeting in person?

Stockholders of Record. If you are a stockholder of record, you do not need to do anything in advance to attend and/or vote your shares in person at the Annual Meeting.

Beneficial Owner. If you are a beneficial owner, you may not vote your shares in person at the Annual Meeting unless you obtain a "legal proxy" from the bank or other nominee who is the stockholder of record with respect to your shares.

How do I vote and what are the voting deadlines?

Stockholders of Record. If you are a stockholder of record, there are several ways for you to vote your shares:

- **Over the Internet, by telephone or by mail.** If you are a stockholder of record, you may instruct the proxy holders how to vote your shares by using the Internet voting site or the toll-free telephone number listed on the Notice. Alternatively, you may request a proxy card by telephone at 1-800-579-1639, over the Internet at www.proxyvote.com, or by email at sendmaterial@proxyvote.com, and complete, sign, date and return the proxy card in the postage pre-paid envelope provided. If you request a proxy card pursuant to the preceding sentence, please sign your name exactly as it appears on the proxy card. Proxy cards submitted by mail must be received no later than June 10, 2013 for your shares to be voted at the Annual Meeting. Specific instructions for using the telephone and Internet voting systems are on the proxy card and in the Notice. The telephone and Internet voting systems for stockholders of record will be available until 11:59 p.m. Eastern Time on June 10, 2013. Regardless of the method you select to transmit your voting instructions, the proxy holders will vote your shares in accordance with your instructions. If you sign and return a proxy card without giving specific voting instructions with respect to one or more proposals, your shares will be voted as recommended by our board of directors.
- **In person at the Annual Meeting.** You may vote your shares in person at the Annual Meeting. Even if you plan to attend the Annual Meeting in person, we recommend that you also submit your proxy card or voting instructions by mail or vote by telephone or via the Internet by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

Beneficial Owners. If you are a beneficial owner of your shares, you will receive voting instructions from your broker or other nominee. You must follow the voting instructions provided by your broker or other nominee in order to instruct your broker or other nominee on how to vote your shares. The availability of telephone and Internet voting will depend on the voting process of your broker or other nominee. As discussed above, if you are a beneficial owner, you may not vote your shares in person at the Annual Meeting unless you obtain a "legal proxy" from your bank or other nominee.

Can I revoke or change my vote after I submit my proxy?

Stockholders of Record. If you are a stockholder of record, you may revoke your proxy or change your proxy instructions at any time before your proxy is voted at the Annual meeting by:

- Entering a new vote by Internet or by telephone;
- Signing and returning a new proxy card with a later date;
- Delivering a written revocation to our General Counsel at Cornerstone OnDemand, Inc., 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404, by 11:59 Eastern Time on June 10, 2013; or
- Attending the Annual Meeting and voting in person.

Beneficial Owners. If you are the beneficial owner of your shares, you must contact the broker or other nominee holding your shares and follow their instructions for changing your vote.

What if I do not specify how my shares are to be voted?

Stockholders of Record. If you are a stockholder of record and you submit a proxy but you do not provide voting instructions, your shares will be voted:

- FOR the election of the two directors nominated by our board of directors and named in this proxy statement as Class II directors to serve for three-year terms (Proposal 1);
- FOR the ratification of the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2013 (Proposal 2); and
- In the discretion of the named proxies regarding any other matters properly presented for a vote at the Annual Meeting.

Beneficial Owners. If you are a beneficial owner and you do not provide the broker or other nominee that holds your shares with voting instructions, the broker or other nominee will determine if it has the discretionary authority to vote on the particular matter. Under The NASDAQ Stock Market rules, brokers and other nominees do not have discretion to vote on non-routine matters. Proposal 1 is a non-routine matter, while Proposal 2 is a routine matter. As a result, if you do not provide voting instructions to your broker or other nominee, your broker or other nominee may not vote your shares with respect to Proposal 1, but may, in its discretion, vote your shares with respect to Proposal 2.

What constitutes a quorum, and why is a quorum required?

We need a quorum of stockholders to hold the Annual Meeting. A quorum exists when at least a majority of the outstanding shares entitled to vote at the close of business on the record date are represented at the Annual Meeting, either in person or by proxy. As of the close of business on the record date, we had 51,000,958 shares of common stock outstanding and entitled to vote at the Annual Meeting, meaning that 25,500,480 shares of common stock must be represented in person or by proxy to have a quorum. If there is not a quorum, a majority of the shares present at the Annual Meeting may adjourn the meeting to a later date.

What are the effects of abstentions and broker non-votes?

While there is no definitive statutory or case law authority in Delaware as to the proper treatment of abstentions, we believe that abstentions should be counted for purposes of determining both (i) the presence and absence of a quorum for the transaction of business and (ii) the number of shares present in person or represented by proxy and entitled to vote (i.e. the number of "votes cast") with respect to a proposal. However, because the outcome of Proposal 1 (election of directors) will be determined by a plurality of the votes cast, abstentions will have no impact on the outcome of such proposals so long as a quorum exists.

A broker non-vote occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to such proposal and has not received voting instructions from the beneficial owner. Broker non-votes will be counted for purposes of calculating whether a quorum is present at the Annual Meeting, but will not be counted for purposes of determining the number of votes cast. Thus, a broker non-vote will make a quorum more readily attainable, but will not otherwise affect the outcome of the vote on a proposal that requires a plurality of votes cast (Proposal 1) or a majority of the votes cast (Proposal 2).

What is the vote required for each proposal?

Proposal	Vote Required	Broker Discretionary Voting Allowed?
Proposal 1 — Election of two Class II directors	Plurality of votes cast	No
Proposal 2 — Ratification of the appointment of independent registered public accounting firm	Majority of votes cast	Yes

With respect to Proposal 1, you may (i) vote FOR all nominees, (ii) WITHHOLD your vote as to all nominees, or (iii) vote FOR all nominees except for those specific nominees from whom you WITHHOLD your vote. The two nominees receiving the most FOR votes will be elected. You may not cumulate votes in the election of directors. If you WITHHOLD your vote as to all nominees, you will be deemed to have ABSTAINED from voting on Proposal 1, and such abstention will have no effect on the outcome of the vote.

With respect to Proposal 2, you may vote FOR, AGAINST or ABSTAIN. If you ABSTAIN from voting on either of these proposals, the abstention will have the same effect as a vote AGAINST the proposals.

Who will count the votes?

Broadridge Financial Solutions, Inc. has been engaged to receive and tabulate stockholder votes. Broadridge will also certify the election results and perform any other acts required by the Delaware General Corporation Law.

Who is paying for the costs of this proxy solicitation?

We will bear the entire cost of proxy solicitation, including the preparation, assembly, printing, mailing and distribution of the proxy materials. Copies of solicitation materials will also be made available upon request to brokerage houses and other nominees holding shares in their names that are beneficially owned by others to forward to such beneficial owners. The original solicitation of proxies may be supplemented by solicitation by telephone, electronic communication, or other means by our directors, officers, employees or agents. No additional compensation will be paid to these individuals for any such services, although we may reimburse such individuals for their reasonable out-of-pocket expenses in connection with such solicitation. We do not plan to retain a proxy solicitor to assist in the solicitation of proxies.

How can I find the results of the Annual Meeting?

Preliminary results will be announced at the Annual Meeting. Final results will be published in a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual meeting. If the official results are not available at that time, we will provide preliminary voting results in the Current Report on Form 8-K and will provide the final results in an amendment to the Current Report on Form 8-K as soon as they become available.

CORPORATE GOVERNANCE

Overview

Our board of directors oversees our Chief Executive Officer and other senior management in the competent and ethical operation of our business and affairs and ensures that the long-term interests of our stockholders are being served. The key practices and procedures of our board of directors are outlined in our Corporate Governance Principles, which are available on the Investor Relations page of our website at *investors.cornerstoneondemand.com*, under "*Corporate Governance*."

Leadership Structure

Pursuant to our Corporate Governance Principles, the roles of Chairman and Chief Executive Officer may be filled by the same or different individuals. This allows our board of directors flexibility to determine whether the two roles should be combined or separated based upon our needs and our board of directors' assessment of our leadership from time to time. Our board of directors currently believes that it is in the best interests of Cornerstone and its stockholders for Adam Miller, our Chief Executive Officer, to serve as Chairman, and Mark Baker, an independent director, to serve as Lead Independent Director.

Our board of directors believes that having an employee director fill the role of Chairman and a non-employee director fill the role of Lead Independent Director provides the appropriate balance in our leadership at this time. Combining the roles of Chairman and Chief Executive Officer promotes unified leadership and direction, contributing to operational effectiveness and efficiencies that facilitate the implementation of strategic initiatives and business plans to optimize stockholder value. In contrast, to facilitate communication between management and our board of directors' independent directors, the Lead Independent Director is authorized to schedule and prepare agendas for meetings or closed sessions without the presence of employee directors or members of management. The Lead Independent Director is also responsible for communicating with the Chief Executive Officer, disseminating information to the rest of our board of directors in a timely manner, and raising issues with management on behalf of the independent directors when appropriate.

Our board of directors, including each of its committees, also has full access to members of management, either as a group or individually, and to Company information deemed necessary to fulfill the obligations of our board of directors and its committees.

The Board's Role in Risk Oversight

Our management has day-to-day responsibility for identifying risks facing the Company, including implementing suitable mitigating processes and controls, assessing risks in relation to the Company's strategies and objectives, and appropriately managing risks in a manner that serves the best interests of the Company, its stockholders, and other stakeholders. Our board of directors is responsible for ensuring that an appropriate culture of risk management exists within the Company, overseeing our aggregate risk profile, and assisting management in addressing specific risks.

Generally, various committees of our board of directors oversee risks associated with their respective areas of responsibility and expertise. For example, our Audit Committee oversees, reviews and discusses with management and our independent registered public accounting firm, our major financial reporting and accounting risk exposures and the steps management has taken to monitor and mitigate those exposures. Our Compensation Committee oversees risks associated with our compensation policies, plans and practices. Our Nominating and Corporate Governance Committee oversees the management of risks associated with director independence and board of directors' composition and organization. Management and other employees report to our board of directors and/or relevant committee(s) from time to time on risk-related issues.

Director Independence

Under the rules of The NASDAQ Stock Market, independent directors must comprise a majority of a listed company's board of directors. In addition, the rules of The NASDAQ Stock Market require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under the rules of The NASDAQ Stock Market, a director will only qualify as an "independent director" if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of Messrs. Baker, Burlingame, Deeter, McGeever, Ward or Singh, representing six of the seven directors who will serve on our board of directors if Proposal 1 (election of directors) is approved by our stockholders, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of such director and that each of these directors is "independent" as that term is defined under the rules of The NASDAQ Stock Market. Our board of directors also determined that Messrs. Baker, Burlingame and McGeever, who comprise our Audit Committee and our Compensation Committee, and Messrs. Deeter, Singh and Ward, who comprise our Nominating and Corporate Governance Committee, satisfy the independence standards for those committees established by applicable SEC rules and the rules of The NASDAQ Stock Market. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Director Nominations

Candidates for nomination to our board of directors are selected by our Nominating and Corporate Governance Committee in accordance with its charter, our certificate of incorporation and bylaws, and our Corporate Governance Principles. While there are no specific minimum qualifications for director nominees, the ideal candidate should exhibit qualifications that will increase overall effectiveness of our board of directors, including independence, previous experience as a director or executive with other successful companies, the ability to meet other requirements under applicable rules (e.g., the requirement that members of our Audit Committee have an appropriate level of financial literacy and expertise), a high level of personal and professional ethics and integrity, proven achievement and competence in the nominee's field, skills that are complementary to those of existing members of our board of directors, the ability to assist and support management and make significant contributions to our success, and an understanding of the fiduciary duties belonging to members of our board of directors and the commitment of time and energy necessary to diligently fulfill those duties. In evaluating the suitability of a director candidate, our Nominating and Corporate Governance Committee considers factors such as character, integrity, judgment, diversity, age, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, potential conflicts of interest and other commitments.

Our Nominating and Corporate Governance Committee makes an effort to ensure that our board of directors' composition reflects a broad diversity of experience, professions, skills, viewpoints, personal traits and backgrounds. However, our Nominating and Corporate Governance Committee does not have a formal policy with respect to diversity, does not assign specific weights to particular criteria, and does not believe that any specific criterion is necessarily applicable to all prospective nominees. Instead, when reviewing a candidate, our Nominating and Corporate Governance Committee reviews the candidate's qualifications in light of the specific needs of our board of directors at that time.

To date, our Nominating and Corporate Governance Committee has relied on its network of contacts to compile a list of potential candidates, but it is authorized to retain recruiting professionals to assist in identifying and evaluating candidates for consideration as needed. After conducting appropriate inquiries into the backgrounds and qualifications of potential candidates and reviewing the candidates in light of the factors discussed above, our Nominating and Corporate Governance Committee selects nominees for recommendation to our board of directors by majority vote. Based on our Nominating and Corporate Governance Committee's recommendation, our board of directors selects director nominees and recommends them for election by our stockholders. Our board of directors may also fill any vacancies that arise between annual meetings of stockholders.

Subject to the terms of our bylaws and other procedures established by us from time to time, our Nominating and Corporate Governance Committee will consider director candidates who are timely recommended by stockholders who have continuously held at least 100,000 shares of our common stock for at least 12 months prior to the submission of the recommendation. The recommendation must include the candidate's name, home and business contact information, detailed biographical data, relevant qualifications, a signed letter from the candidate confirming willingness to serve, information regarding any relationships between the candidate and the Company and evidence of the recommending stockholder's ownership of the requisite number of shares of our common stock during the 12-month period referenced above. If you would like our Nominating and Corporate Governance Committee to consider a prospective director, please follow the procedures in our bylaws and submit the required information to our General Counsel at Cornerstone OnDemand, Inc., 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404. Our Nominating and Corporate Governance Committee evaluates all candidates in the same manner and using the same criteria, regardless of the source of the recommendation.

Code of Business Conduct and Ethics

We have adopted a code of business conduct that is applicable to all of our employees, officers and directors. In addition, we have adopted a code of ethics that is applicable to our chief executive and senior financial officers. Our Code of Business Conduct and Ethics is available on the Investor Relations page of our website at *investors.cornerstoneondemand.com*, under "*Corporate Governance*."

Communication with the Board of Directors

Any stockholder wishing to communicate with any of our directors may write to the director, c/o General Counsel, at Cornerstone OnDemand, Inc., 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404. Our General Counsel will review and forward all appropriate communications directly to the director(s). Our Nominating and Corporate Governance Committee reviews and approves the stockholder communication process periodically in an effort to enable an effective method by which stockholders can communicate with our board of directors.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

Board and Committee Meetings

Our board of directors and its committees meet throughout the year on a set schedule, hold special meetings as needed, and act by written consent from time to time. Our board of directors met five times during 2012. During 2012, each director attended at least 75% or more of the aggregate of (a) the total number of meetings of our board of directors (held during the period for which he has been a director) and (b) the total number of meetings held by all committees of our board of directors on which he served (during the periods that he served).

While we do not have a formal policy regarding director attendance at annual meetings of stockholders, we strongly encourage our directors to attend. All of our directors then serving attended our 2012 Annual Meeting of Stockholders.

The following table sets forth the three standing committees of our board of directors, the members of each committee and the number of meetings held by each committee in 2012:

Name of Director	Audit	Compensation	Nominating and Corporate Governance
R. C. Mark Baker	✓	✓	
Harold W. Burlingame	✓	✓ (Chair)	
Byron B. Deeter			✓ (Chair)
James McGeever	✓ (Chair)	✓	
S. Steven Singh			✓
Robert D. Ward			✓
Number of Meetings:	6	3	1

Committees of our Board of Directors

Our board of directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which has the composition and the responsibilities described below. The Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee all operate under charters approved by our board of directors, which charters are available on the Investor Relations page of our website at *investors.cornerstoneondemand.com*, under "*Corporate Governance*."

Audit Committee. Our Audit Committee oversees our corporate accounting and financial reporting process and assists our board of directors in monitoring our financial systems and our legal and regulatory compliance. Our Audit Committee is responsible for, among other things:

- overseeing the audit of our financial statements;
- overseeing the organization and performance of our internal audit function and our internal accounting and financial controls;
- appointing our independent registered public accounting firm and reviewing and overseeing its qualifications, independence and performance; and
- overseeing the management of risks associated with our financial reporting, accounting and auditing matters.

Our Audit Committee consists of Messrs. Baker, Burlingame and McGeever, with Mr. McGeever serving as chairman. Our board of directors has determined that each member of our Audit Committee meets the financial literacy requirements under the rules of The NASDAQ Stock Market and the SEC, and Mr. McGeever qualifies as our Audit Committee financial expert as defined under SEC rules and regulations. Our board of directors has concluded that the composition of our Audit Committee meets the requirements for independence under the current requirements of The NASDAQ Stock Market and SEC rules and regulations. We believe that the functioning of our Audit Committee complies with the applicable requirements of The NASDAQ Stock Market and SEC rules and regulations. The Audit Committee met six times during 2012.

Compensation Committee. Our Compensation Committee oversees our corporate compensation policies, plans and programs. Our Compensation Committee is responsible for, among other things:

- assisting our board of directors with respect to oversight of executive compensation, including compensation of our Chief Executive Officer;
- approving and evaluating compensation plans, policies and programs related to executive compensation;
- evaluating and making recommendations to our board of directors regarding director compensation;

- administering our equity compensation plans; and
- reviewing and discussing with management the risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on our business.

Our Compensation Committee consists of Messrs. Baker, Burlingame and McGeever, with Mr. Burlingame serving as chairman. Our board of directors has determined that each member of our Compensation Committee is independent within the meaning of the independent director guidelines of The NASDAQ Stock Market. We believe that the composition of our Compensation Committee meets the requirements for independence under, and the functioning of our Compensation Committee complies with, any applicable requirements of The NASDAQ Stock Market and SEC rules and regulations. Our Compensation Committee met three times during 2012. For additional information regarding the procedures for the consideration and determination of executive compensation, see "*Executive Compensation — Compensation Discussion and Analysis*" below.

Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee oversees and assists our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors. Our Nominating and Corporate Governance Committee is responsible for, among other things:

- reviewing and making recommendations regarding corporate governance matters;
- evaluating and making recommendations regarding the organization and governance of our board of directors and its committees;
- assessing the performance of members of our board of directors and making recommendations regarding committee assignments;
- recommending desired qualifications for membership on our board of directors and conducting searches for potential members of our board of directors; and
- reviewing our Code of Business Conduct and Ethics and considering questions of possible conflicts of interest.

Our Nominating and Corporate Governance Committee consists of Messrs. Deeter, Singh and Ward, with Mr. Deeter serving as chairman. Our board of directors has determined that each of Messrs. Deeter, Singh and Ward are independent within the meaning of the independent director guidelines of The NASDAQ Stock Market. We believe that the composition of our Nominating and Corporate Governance Committee meets the requirements for independence under, and the functioning of our Nominating and Corporate Governance Committee complies with, any applicable requirements of The NASDAQ Stock Market and SEC rules and regulations. Our Nominating and Corporate Governance Committee met one time in 2012. For additional information regarding our Nominating and Corporate Governance Committee, see "Corporate Governance — *Director Nominations*" above.

Our board of directors may from time to time establish other committees.

Director Compensation

The following table sets forth information concerning compensation paid or accrued for services rendered to us by non-employee members of our board of directors for the year ended December 31, 2012. Adam Miller, our Chief Executive Officer, does not receive additional compensation for his service as a director.

Name	Fees earned or paid in cash ($)	Option awards ($)(2)(3)	Total ($)
Current non-employee directors:			
R. C. Mark Baker	$ 43,000	$ 560,980	$ 603,980
Harold W. Burlingame	$ 50,000	$ 560,980	$ 610,980
Byron B. Deeter	$ 40,000	$ 732,579	$ 772,579
James McGeever	$ 58,000	$ 588,206	$ 646,206
S. Steven Singh	$ 26,270	$ 596,068	$ 622,338
Robert D. Ward(1)	$ —	$ 732,579	$ 732,579

(1) Mr. Ward waived his right to receive cash compensation for his service as a director during the fiscal year ended December 31, 2012.

(2) Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in

our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 1, 2013. These amounts do not necessarily correspond to the actual value that may be realized by the director.

(3) The aggregate number of shares subject to stock options outstanding at December 31, 2012 for each non-employee director is as follows:

Name	Aggregate Number (#) of Stock Options Outstanding as of December 31, 2012
R. C. Mark Baker	152,325
Harold W. Burlingame	112,325
Byron B. Deeter	81,299
James McGeever	80,335
S. Steven Singh	60,844
Robert D. Ward	81,299

Non-employee directors receive an annual retainer of $35,000. Beginning in 2013, our Lead Independent Director is paid an additional annual retainer of $20,000. The chair of our Audit Committee is paid an additional annual retainer of $20,000, and members of our Audit Committee other than the chair are paid an additional annual retainer of $5,000. The chair of our Compensation Committee is paid an additional annual retainer of $10,000, and members of our Compensation Committee other than the chair are paid an additional annual retainer of $3,000. The chair of our Nominating and Corporate Governance Committee is paid an additional annual retainer of $5,000, and members of our Nominating and Corporate Governance Committee other than the chair are paid an additional annual retainer of $2,500.

In addition to the compensation described above, each new non-employee director who joins our board of directors in the future will be granted an initial stock option award to purchase shares of our common stock with a target value of $350,000 using Black-Scholes methodology upon election to our board of directors. The exercise price of each such option will be equal to the fair market value of our common stock on the date of grant. Each initial stock option award will vest as to 1/3 of the shares subject to the option on the first anniversary of the date the director joined our board of directors, and the remaining shares will vest monthly in equal increments over the following two years.

In addition, beginning for annual equity awards granted on the date of the 2013 Annual Meeting of Stockholders, all non-employee directors will receive, on the date of each of our annual stockholder meetings, an annual stock option award to purchase shares of our common stock and an annual restricted stock unit award covering shares of our common stock with a combined target value of $200,000 using Black-Scholes methodology (with the calculation of the value of such awards to be determined on the same day that the Compensation Committee approves the awards), with approximately 2/3 of the target value granted in the form of stock options and 1/3 of the target value granted in the form of restricted stock units. The exercise price of each such option will be equal to the fair market value of our common stock on the date of grant. Each annual stock option award and annual restricted stock unit award will vest on the first anniversary of the date of grant, subject to the director's continued service as of such date.

PROPOSAL 1

ELECTION OF DIRECTORS

General

Our certificate of incorporation provides for a classified board of directors. Each person elected as a Class II director at the Annual Meeting will serve for a three-year term expiring on the date of the 2016 Annual Meeting of Stockholders. Our board of directors has nominated Messrs. McGeever and Burlingame for election as Class II directors at the Annual Meeting. The two nominees receiving the highest number of votes will be elected at the Annual Meeting. In the event a nominee is unable or declines to serve as a director, the proxies will be voted at the Annual Meeting for any nominee who may be designated by our board of directors to fill the vacancy. As of the date of this proxy statement, our board of directors is not aware of any nominee who is unable or will decline to serve as a director. Each Class II director will serve until the 2016 Annual Meeting of Stockholders and until he is succeeded by another qualified director who has been elected, or, if earlier, until his death, resignation or removal. Each Class II director nominee is currently a director of the Company. Messrs. McGeever and Burlingame are standing for re-election.

Information as of March 31, 2013 regarding our Class II nominees and other directors who will continue to serve on our board of directors after the Annual Meeting is set forth below:

Name	Age	Position	Director Since
Class I Directors (term expires 2015)			
Byron B. Deeter	38	Director	2007
S. Steven Singh	51	Director	2012
Robert D. Ward	45	Director	2009
Class II Director Nominees			
James McGeever	46	Director	2010
Harold W. Burlingame	72	Director	2006
Class III Directors (term expires 2014)			
Adam L. Miller	43	President and Chief Executive Officer, Director(1)	1999
R. C. Mark Baker	66	Director(2)	2003

(1) Chairman of our board of directors
(2) Lead Independent Director

There is no family relationship among any of the nominees, directors and/or any of our executive officers. Our executive officers serve at the discretion of our board of directors. Further information about our directors, including each of the Class II director nominees, is provided below.

Adam L. Miller founded the Company and has been our President and Chief Executive Officer and a member of our board of directors since May 1999. In addition to strategy, sales and operations, Mr. Miller has led our product development efforts since our inception. Prior to founding Cornerstone, Mr. Miller was an investment banker with Schroders plc, a financial services firm. Since its formation, Mr. Miller has served as the Chairman of the Cornerstone OnDemand Foundation, which leverages Cornerstone's expertise, solutions and partner ecosystem to help empower communities. Mr. Miller also writes and speaks extensively about talent management and on-demand software. Mr. Miller holds a J.D. from the School of Law of the University of California, Los Angeles (UCLA), an M.B.A. from UCLA's Anderson School of Business, a B.A. from the University of Pennsylvania (Penn) and a B.S. from Penn's Wharton School of Business. He also earned C.P.A. (inactive) and Series 7 certifications. We believe that Mr. Miller possesses specific attributes that qualify him to serve as a member of our board of directors, including his operational expertise and the historical knowledge and perspective he has gained as our Chief Executive Officer and one of our founders.

R. C. Mark Baker has been a member of our board of directors since October 2003. Mr. Baker is the founder of Touchstone Systems, Inc., a company that supplies voice over internet protocol, or VoIP, international voice termination services and hosted OSS services, and has served as its Chief Executive Officer since September 2003. Mr. Baker has a long history of working in the telecommunications industry, serving as an officer or director of various companies including Ionex Telecommunications, Inc., Birch Telecommunications, USA Global Link GmbH, Keyon Communications Holdings, Inc. and British Telecom, and held various senior positions with AT&T Corp., including Executive Vice President International, Vice President and General Manager-International Services, Vice President Strategy, as well serving as a member of AT&T's senior management team. Mr. Baker has also served as a director of British Telecom Satellite Services, British Telecom Marine, NIS (Japan), McCaw Cellular USA, British Telecom Syncordia, AT&T Submarine Systems, Alestra (Mexico) and Telecom Italia. We believe that Mr. Baker possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience leading and managing technology companies and his past service as a director of other technology companies.

Harold W. Burlingame has been a member of our board of directors since March 2006. From December 2004 to July 2010, Mr. Burlingame served as Chairman of ORC Worldwide, Inc., a provider of human resource knowledge and solutions. In addition, since June 1998, Mr. Burlingame has served as a director of UniSource Energy Corporation, an owner of electric and gas service providers. Previously, Mr. Burlingame served as Executive Vice President of Human Resources for AT&T Corp. and as Senior Executive Advisor for AT&T Wireless. Mr. Burlingame received his B.A. in Communications from Muskingum College. We believe that Mr. Burlingame's extensive experience in human resources and management qualifies him to serve as a member of our board of directors.

Byron B. Deeter has been a member of our board of directors since May 2007. Since April 2005, Mr. Deeter has been employed by Bessemer Venture Partners, a venture capital firm, and currently serves as a Partner. Prior to joining Bessemer Venture Partners, Mr. Deeter served as a director at International Business Machines Corporation from April 2004 to April 2005. Before that, Mr. Deeter held various positions in Trigo Technologies, Inc., including President and Chief Executive Officer, from January 2000 to November 2000, and Vice President, Business Development, from November 2000 to April

2004. Mr. Deeter currently serves on the board of directors of Eloqua, Inc. Mr. Deeter holds a B.A. with honors from the University of California, Berkeley in Political Economies of Industrial Societies. We believe that Mr. Deeter possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry and his years of business and leadership experience.

James McGeever has been a member of our board of directors since June 2010. Mr. McGeever has served as the Chief Operating Officer of NetSuite Inc., a provider of business management applications, since July 2010. Prior to this role, Mr. McGeever served as NetSuite's Chief Financial Officer from June 2000 to June 2010 and as its Director of Finance from January 2000 to June 2000. Prior to joining NetSuite, Mr. McGeever was the Controller of Clontech Laboratories, Inc., a biotechnology company, from 1998 to 2000, and the Corporate Controller at Photon Dynamics, Inc., a capital equipment maker, from 1994 to 1998. Mr. McGeever holds a B.Sc. from the London School of Economics. We believe that Mr. McGeever possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the management of technology companies and his experience in the software industry and with SaaS.

S. Steven Singh has been a member of our board of directors since April 2012. Mr. Singh has served as the Chief Executive Officer of Concur Technologies, Inc., a provider of integrated travel and expense management solutions, since 1996 and as a director of Concur since 1993, including service as Chairman of the Board of Directors since September 1999. From 1993 to 1996, Mr. Singh was General Manager of the Contact Management Division at Symantec Corporation, an international technology firm focused on protecting information and computer systems. Mr. Singh currently serves as Chairman of the GBTA Foundation Board and serves on the boards of directors of ClearTrip Inc., AdReady, and Washington Roundtable. We believe Mr. Singh possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience leading and managing technology companies and his service as a director of other technology companies.

Robert D. Ward has been a member of our board of directors since January 2009. Since 1999, Mr. Ward has been a Managing Director of Meritech Capital, a venture capital firm. Mr. Ward received a B.A. in political economy from Williams College and an M.S. in management from the Massachusetts Institute of Technology. We believe that Mr. Ward possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience in the venture capital industry.

For information regarding our corporate governance policies, including our Code of Business Conduct and Ethics, see "*Corporate Governance*" above.

Recommendation of the Board

Our board of directors recommends a vote **FOR** both Class II director nominees to serve as Class II directors for three-year terms.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for Related Party Transactions

We have adopted a formal written policy that our executive officers, directors, holders of more than 5% of any class of our voting securities, and any member of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a related party transaction with us, in which the amount involved exceeds $120,000, without the approval of our Audit Committee. In approving or rejecting any such proposal, our Audit Committee will take into account, among other factors it deems appropriate, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

Related Party Transactions

In fiscal 2012, we were party to the following transactions in which the amount involved exceeded or will exceed $120,000, and in which any director, executive officer or holder of more than 5% of any class of our voting stock, or any member of the immediate family of or entities affiliated with any of them, had or will have a material interest.

Investors' Rights Agreement

We have entered into an investors' rights agreement with certain holders of our common stock, including Adam Miller, our Chief Executive Officer, and entities affiliated with Meritech Capital, which is a holder of more than 5% of our capital stock, that provides for certain rights relating to the registration of their shares of common stock.

Subscription Services Agreements

James McGeever, a member of our board of directors since June 2010, is the Chief Operating Officer of NetSuite Inc. In December 2009, we entered into a subscription services agreement with NetSuite, under which we licensed the use of NetSuite's enterprise resource planning software to manage portions of our financial systems. In fiscal 2012, we incurred expenses of $158,000 to NetSuite in license, maintenance and support fees under the terms of the agreement. In addition, we expect to pay approximately $174,000 in such fees for fiscal 2013.

S. Steven Singh, a member of our board of directors since April 2012, is the Chief Executive Officer and President of Concur Technologies, Inc. In October 2011, we entered into a subscription services agreement with Concur, under which we licensed the use of Concur's travel and expense management software. In fiscal 2012, we incurred expenses of $113,000 to Concur in license, maintenance and support fees under the terms of the agreement. In addition, we expect to pay approximately $138,000 in such fees for fiscal 2013.

Indemnification Agreements

We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware General Corporation Law.

Transactions with Cornerstone OnDemand Foundation

We formed the Cornerstone OnDemand Foundation in 2010. The Foundation's board of directors has four members. Adam Miller, our Chief Executive Officer, serves as the chairman of the Foundation's board. None of the other three directors is an officer or employee of the Company. We intend to enter into a distribution agreement with the Foundation pursuant to which we will allow the Foundation to distribute our solution to non-profit organizations at significantly reduced rates on terms generally similar to terms in our other distribution agreements. This agreement will be negotiated on an arms-length basis, and Mr. Miller will recuse himself from the negotiations with respect thereto.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information as of March 31, 2013 with respect to the beneficial ownership of our common stock by (i) each person we believe beneficially holds more than 5% of the outstanding shares of our common stock based solely on our review of SEC filings; (ii) each director; (iii) each named executive officer listed in the table entitled "*Summary Compensation Table*" under the section entitled "*Executive Compensation*"; and (iv) all directors and executive officers as a group. As of March 31, 2013, 50,975,765 shares of our common stock were issued and outstanding. Unless otherwise indicated, all persons named as beneficial owners of our common stock have sole voting power and sole investment power with respect to the shares indicated as beneficially owned. Unless otherwise noted below, the address of each stockholder listed on the table is c/o Cornerstone OnDemand, Inc., 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404.

Name and address of beneficial owner	Shares of Common Stock Beneficially Owned(1)	Percentage
5% Stockholders:		
FMR LLC(2)	7,572,294	14.9%
Entities affiliated with Meritech Capital(3)	3,456,634	6.8%
Named executive officers and directors:		
Adam L. Miller(4)	5,737,157	11.2%
Perry A. Wallack(5)	727,062	1.4%
Steven D. Seymour(6)	1,108,486	2.2%
David J. Carter(7)	88,292	*
Mark Goldin(8)	46,992	*
R. C. Mark Baker(9)	157,854	*
Harold W. Burlingame(10)	109,748	*
Byron B. Deeter(11)	40,202	*
James McGeever(12)	103,672	*
S. Steven Singh	—	*
Robert D. Ward(13)	3,496,836	6.9%
All directors and executive officers as a group (13 people)(14)	12,027,372	22.4%

(*) Represents beneficial ownership of less than 1%.

(1) Shares shown in the table above include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account.

(2) Based on the most recently available Schedule 13G jointly filed with the SEC on February 14, 2013 by FMR LLC, a Delaware limited liability company ("FMR"); Edward C. Johnson 3d, Chairman of FMR; and Fidelity Management & Research Company ("FM&RC"), a wholly owned subsidiary of FMR. In its capacity as an investment adviser to various investment companies, FM&RC may be deemed to be the beneficial owner of 7,563,303 shares. In its capacity as an investment manager of institutional accounts, Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly owned subsidiary of FMR, may be deemed to be the beneficial owner of 8,991 shares. Mr. Johnson, through his control of FMR, and FMR, in its capacity as a parent holding company, may each be deemed to have sole voting power with respect to 8,991 shares and sole dispositive power with respect to 7,572,294 shares, in each case held by direct and indirect subsidiaries of FMR. The address of FMR is 82 Devonshire Street, Boston, Massachusetts 02109. The address of PGATC is 900 Salem Street, Smithfield, Rhode Island, 02917.

(3) Consists of (i) 3,394,761 shares held of record by Meritech Capital Partners III L.P.; and (ii) 61,873 shares held of record by Meritech Capital Affiliates III L.P. Meritech Management Associates III L.L.C. is the managing member of Meritech Capital Associates III L.L.C., which is the general partner of Meritech Capital Partners III L.P. and Meritech Capital Affiliates III L.P. Paul S. Madera, Michael B. Gordon, Robert D. Ward and George H. Bischof, the managing members of Meritech Management Associates III L.L.C., share voting and dispositive power with respect to the shares. The address for each of these entities is 245 Lytton Avenue, Suite 350, Palo Alto, California 94301.

(4) Consists of (i) 4,052,031 shares held of record by Mr. Miller; (ii) 123,210 shares held of record by the Miller Family Education GRAT dated June 25, 2010 for which Mr. Miller serves as trustee; (iii) 855,991 shares held of record by the 2010 Family GRAT for which Mr. Miller's spouse serves as investment advisor; (iv) 300,000 shares held of record by the MST Trust for which Mr. Miller's father serves as distribution advisor, Mr. Miller serves as investment advisor and Mr. Miller has the power to remove and replace the trustee and the distribution advisor; and (v) 405,925 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2013.

(5) Consists of (i) 531,300 shares held of record by Mr. Wallack; and (ii) 195,762 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2013.

(6) Consists of (i) 901,266 shares held of record by Mr. Seymour; and (ii) 207,220 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2013.

(7) Consists of (i) 13,500 shares held of record by Mr. Carter; and (ii) 74,792 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2013.

(8) Consists of (i) 22,200 shares held of record by Mr. Goldin; and (ii) 24,792 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2013.

(9) Consists of (i) 56,356 shares held of record by Mr. Baker; and (ii) 101,498 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2013.

(10) Consists of (i) 33,250 shares held of record by Mr. Burlingame; and (ii) 76,498 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2013.

(11) Consists of 40,202 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2013.

(12) Consists of (i) 60,000 shares held of record by Mr. McGeever, of which 1,667 shares remain subject to a right of repurchase exercisable by us in the event of Mr. McGeever's termination of service; and (ii) 43,672 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2013.

(13) Consists of (i) the shares listed in footnote (3) above, which are held by the entities affiliated with Meritech Capital; and (ii) 40,202 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2013. Mr. Ward, one of our directors, is a managing member of Meritech Management Associates III L.L.C. and shares voting and dispositive power over the shares held by the entities affiliated with Meritech Capital. Mr. Ward disclaims beneficial ownership of the shares held by the entities affiliated with Meritech Capital, except to the extent of his individual pecuniary interest therein.

(14) Consists of (i) 10,660,038 shares beneficially owned by the current directors and executive officers, of which 1,667 shares remain subject to a right of repurchase exercisable by us in the event of Mr. McGeever's termination of service; and (ii) 1,367,334 shares issuable pursuant to stock options exercisable within 60 days of March 31, 2013.

EXECUTIVE OFFICERS

Biographical data for each of our current executive officers is set forth below, excluding Mr. Miller's biography, which is included under the heading "Proposal 1 — Election of Directors" above.

Executive Officers

Perry A. Wallack, age 43, co-founded the Company and has served as our Vice President of Finance, and later as our Chief Financial Officer, since August 1999. Prior to co-founding the Company, from 1998 to 1999, Mr. Wallack was a Business Manager with Grant, Tani, Barish and Altman, Inc., a business management firm. From 1992 to 1998, Mr. Wallack held several roles including, Staff Accountant (in both Audit and Tax), Senior Accountant (in both Audit and Tax) and Manager in Business Management at Ernst & Young LLP, an auditing firm. Mr. Wallack holds a B.A. in Economics from the University of Michigan, Ann Arbor and earned his C.P.A. (inactive) in 1996.

Steven D. Seymour, age 43, co-founded the Company and has served as our Vice President of Strategic Accounts, and later as our Executive Vice President of Strategic Accounts, since January 2001. Prior to co-founding the Company, Mr. Seymour was a Vice President in the High Net Worth group of Schroder plc, a financial services firm. Mr. Seymour holds a B.S. in Economics and a B.A. in English from the University of Southern California.

Vincent Belliveau, age 37, has served as our Senior Vice President and General Manager of Europe, Middle East and Africa, or EMEA, since September 2011 and was our General Manager of EMEA from June 2007 to September 2011. Prior to joining us, Mr. Belliveau served as the North East Europe Director of the Master Data Management and Information Integration Solutions division of International Business Machines Corporation, a technology systems and services company, from July 2005 to May 2007, and served as its EMEA Sales Director for its WebSphere Product Center Software from September 2004 to July 2005. In addition, from May 2002 until September 2004, Mr. Belliveau served as the European Sales Director at Trigo Technologies, Inc. Early in his career, from November 1997 until January 2000, Mr. Belliveau was a Business Analyst at McKinsey and Company. Mr. Belliveau received his Commerce Baccalaureate (B.Com) from McGill University, where he majored in Accounting and Finance.

David J. Carter, age 49, has served as our Senior Vice President of Sales since September 2011 and was our Vice President of Sales from June 2008 to September 2011. Prior to joining us, Mr. Carter served as Vice President of Sales at Accenture BPO Services, a wholly owned subsidiary of Accenture LLC, from June 2006 to June 2008, and Savista Corporation, which was acquired by Accenture LLC, from October 2004 to June 2006, both of which were human resource outsourcing services providers. Previously, Mr. Carter served as Vice President of Sales at Ceridian Corporation, a human resource services company, from July 2000 to October 2004. Prior to Ceridian, Mr. Carter was Vice President of Sales at ProBusiness Services, Inc., a provider of payroll and benefits administration solutions. Mr. Carter holds a B.A. in Economics from Clark University.

Mark Goldin, age 51, has served as our Chief Technology Officer since June 2010. Prior to joining us, Mr. Goldin served as Chief Technology Officer at DestinationRx, Inc., a healthcare data management company, from September 2009 to June 2010. From August 2005 to September 2008, Mr. Goldin was Chief Operations and Technology Officer at Green Dot Corporation, a financial services company. Prior to Green Dot, from December 1992 to August 2005, Mr. Goldin served as Senior Vice President and Chief Technology Officer at Thomson Elite, a provider of technology solutions for professional services firms and currently part of Thomson Reuters Corporation.

Kirsten Maas Helvey, age 42, has been with Cornerstone OnDemand since 2003. Ms. Helvey is responsible for overseeing all aspects of the client experience with Cornerstone OnDemand. Ms. Helvey has served as our Senior Vice President of Client Success since April 2012. Prior to this role, Ms. Helvey held the positions of Senior Vice President of Consulting Services from October 2011 to March 2012, Vice President of Consulting Services from April 2006 to September 2011, Director of Global Services from October 2004 to March 2006 and an Account Manager from March 2003 to October 2004. Prior to joining the company, from 2002 to February 2003, Ms. Helvey served as a supply chain operations strategy consultant in the Business Consulting Services group of International Business Machines Corporation, a technology systems and services company. Prior to that, from February 1999 to September 2002, Ms. Helvey was a supply chain operations strategy consultant at PricewaterhouseCoopers LLP. Ms. Helvey holds a B.A. in English Literature from Skidmore College.

EXECUTIVE COMPENSATION

Compensation Committee Report

The following report of our Compensation Committee shall not be deemed to be "soliciting material" or to otherwise be considered "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 (the "Securities Act") or the Exchange Act except to the extent that the Company specifically incorporates it by reference into such filing.

Our Compensation Committee consists of three non-employee directors: Messrs. Baker, Burlingame and McGeever, each of whom our board of directors has determined is independent under the applicable NASDAQ rules. Our Compensation Committee has duties and powers as described in its written charter adopted by our board of directors. A copy of our Compensation Committee's charter is available on the Investor Relations page of our website at *investors.cornerstoneondemand.com*, under "Corporate Governance."

The compensation committee has reviewed and discussed the section entitled "*Compensation Discussion and Analysis*" with management and, based on this review and discussion, the compensation committee recommended to the board of directors that the section entitled "*Compensation Discussion and Analysis*" be included in this proxy statement.

Members of our Compensation Committee
R.C. Mark Baker
Harold W. Burlingame, Chairman
James McGeever

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides information about the material components of our compensation program for those individuals named in the table entitled "Summary Compensation Table" under the section entitled "Executive Compensation and Related Information" referred to herein as our named executive officers, or NEOs, and is intended to provide a better understanding of our compensation practices and decisions that affected the compensation payable in 2012 to our NEOs.

Our NEOs for 2012 were Adam Miller, our Chief Executive Officer; Perry Wallack, our Chief Financial Officer; Steven Seymour, our Executive Vice President of Strategic Accounts; Dave Carter, our Senior Vice President of Sales; and Mark Goldin, our Chief Technology Officer.

Executive Summary

The success of our business is driven by rapidly changing technology and the services we can provide to our customers. In order to stay competitive in our industry, our compensation packages are designed to attract, retain and incentivize our executive team and to align our compensation practices with the creation of value for our stockholders. We believe our compensation programs are effectively designed to reward our executives when our business performs well, which in turn strengthens the ties between our performance and stockholder value. Our executive compensation programs for 2012 continue to consist of base salary, annual cash bonus opportunities and long-term equity incentives.

For 2012, we believe our compensation programs delivered payouts commensurate with our strong performance. Highlights of our 2012 compensation practice include the following:

- We exceeded our revenue and operating cash flow performance targets and paid annual bonuses to our NEOs consistent with the design of our executive compensation program to link actual pay directly to our performance; and

- Our long-term equity incentive program is still predominately in the form of stock options (although we did grant restricted stock units to certain NEOs), which promotes long-term stockholder interests since the value of the stock options is directly related to increases in the value of our common stock.

The specific compensation principles, components and decisions during 2012 are discussed in more detail below.

General Compensation Philosophy

Our general compensation philosophy is to provide programs that attract, retain and motivate key employees who are critical to our long-term success. We strive to provide compensation packages to our executives that are competitive, reward the achievement of our business objectives, and align executive and stockholder interests by enabling our executives to acquire equity ownership in our business.

Compensation Decision Process

Role of our Compensation Committee. Our Compensation Committee is comprised of the following individuals: Mark Baker, Harold W. Burlingame and James McGeever. Our Compensation Committee is responsible for the administration of our compensation programs and makes compensation determinations for all executives. With respect to certain aspects of our compensation programs, our Compensation Committee makes determinations and recommendations that are then submitted to our board of directors for its approval.

Our Compensation Committee operates under a written charter that establishes the duties and authority of our Compensation Committee. Our Compensation Committee reviews the terms of its charter annually and its charter was most recently updated in April 2013. The fundamental responsibilities of our Compensation Committee include the following:

- Providing oversight of our executive compensation policies, plans and benefit programs, including recommending improvements or changes to such policies, plans and programs to our board of directors;
- Reviewing and approving in connection with our board of directors, for each of our executive officers, including our CEO: annual base salary; annual incentive bonus, including specific goals and payouts; equity compensation; employment agreements, if any; severance arrangements and change in control arrangements; and any other benefits, compensation or arrangements;
- Overseeing and administering our equity compensation plans; and
- Reviewing and discussing with management any risks arising from our compensation policies and practices.

Role of Independent Compensation Consultant. Our Compensation Committee has the authority to engage its own advisors to assist it in carrying out its responsibilities and has engaged Compensia, Inc. ("Compensia") to serve as its advisor with respect to its compensation programs, including advising on the market compensation environment, appropriate peer companies and compensation trends. Compensia reports directly to our Compensation Committee and interacts with management, as necessary. Compensia did not perform work for us other than pursuant to its engagement by our Compensation Committee. Compensia's fees were paid by us.

In determining the appropriate level and form of compensation for 2012, our Compensation Committee reviewed market data relating to the cash and equity compensation of similarly-sized high-technology companies, and recently public companies provided by Compensia. The market data also included a specific set of peer companies comprised of publicly-held software companies. Our Compensation Committee reviewed and considered the data presented by Compensia, but did not engage in any benchmarking or targeting of any specific levels of pay.

Our Compensation Committee reviewed and adjusted the peer group in early 2012 for evaluating 2012 compensation decisions. Callidus Software, Inc., DealerTrack Holdings, Inc., Lawson Software, Inc., Saba Software, Inc., salesforce.com, inc. and Success Factors, Inc. were removed from the 2012 peer group due to size, being in a foreign market or acquisition. Eleven companies were added to the 2012 peer group. As a result, the following companies comprised the peer group for compensation purposes in 2012:

- Angie's List, Inc.
- Bottomline Technologies, Inc.
- BroadSoft, Inc.
- comScore, Inc.
- Concur Technologies, Inc.
- Constant Contact, Inc.
- DemandTec, Inc.
- Jive Software, Inc.
- Kenexa Corporation
- LivePerson, Inc.
- LogMeIn, Inc.
- NetSuite Inc.
- PROS Holdings, Inc.
- Responsys, Inc.
- Rightnow Technologies, Inc.
- Sourcefire, Inc.
- SPS Commerce, Inc.
- Taleo Corporation
- The Ultimate Software Group, Inc.
- Vocus Inc.
- Zix Corporation

The peer group was determined after taking into account, as applicable, the following criteria:

- SaaS and other application systems and/or internet software companies;
- Companies that became public within the past two years;
- Companies within a specified revenue range (with a range of .25 - 4 times our revenue);
- Companies within a specified market cap range (with a range of .25 - 4 times our market cap);
- Companies with a comparable number of employees (with a range of .25 - 4 times our number of employees); and
- Companies that our Compensation Committee believes reflect those companies that we consider to be similar to, and competitive with, us in the market for executive talent. Additionally, and in order to keep some consistency between the 2011 and 2012 peer groups, companies could be kept in the 2012 peer group even if they fell outside most of the screening criteria.

Under the direction of our Compensation Committee, Compensia provided competitive market data to review our compensation programs, identify trends in executive and equity compensation and make recommendations as to appropriate levels of compensation for 2012. While Compensia's analysis and recommendations were a strong factor in determining 2012 compensation levels, our Compensation Committee used its discretion in setting appropriate compensation levels and, in some cases, selected compensation levels that were different from those recommended by Compensia.

Role of Management

Members of our management team attend our Compensation Committee meetings when invited. At the outset of the 2012 annual compensation decision process, our CEO reviewed the compensation of our executive management team (including the NEOs other than himself) and made recommendations to the members of our Compensation Committee with respect to base salary and bonus and commission targets for the executives (but not for his own compensation). Our Compensation Committee retains the authority to accept or reject the CEO's compensation recommendations for all executive officers, and, where it deemed appropriate, made adjustments to the CEO's recommendations when determining appropriate compensation levels. All decisions regarding the CEO's compensation for 2012 were recommended by our Compensation Committee and reviewed and approved by the independent members of our board of directors outside the CEO's presence.

Say on Pay Vote

At our annual meeting of stockholders in June 2012, we held a non-binding advisory stockholder vote on the compensation of our NEOs, commonly referred to as a say-on-pay vote. Our stockholders approved the compensation of our NEOs, with approximately 99.7% of stockholder votes cast in favor of our 2012 say-on-pay proposal. In light of the strong support our stockholders expressed for our NEO compensation programs, we decided to retain our general approach to our executive compensation programs. We believe our programs are effectively designed and work well to align compensation for our NEOs with the interests of our stockholders, and help drive the achievement of our business strategy. We will hold such say-on-pay votes every three years, as approved by our stockholders in a non-binding advisory vote at our annual meeting of stockholders in June 2012. We will hold another say-on-pay vote at our 2015 annual meeting of stockholders.

Components of NEO Compensation

The compensation program for our NEOs consists of:

- Base salary;
- Short-term incentives, specifically sales commissions and milestone bonuses for commissioned NEOs (Mr. Carter) and annual bonuses for non-commissioned NEOs (Messrs. Miller, Seymour, Wallack and Goldin);
- Long-term incentives (equity awards);
- Broad-based employee benefits; and
- Severance and change of control benefits.

We believe the combination of these elements provides a compensation package that attracts and retains qualified individuals, links individual performance to our performance, focuses the NEOs' efforts on the achievement of both our short-term and long-term objectives as a company, and aligns the NEOs' interests with those of our stockholders. Our Compensation Committee determines the appropriate use and weight of each component of NEO compensation based on its views of the relative importance of each component in achieving our overall objectives and position-specific objectives relevant to each NEO.

Base Salary

We provide a base salary to our NEOs to compensate them for services rendered on a day-to-day basis. The base salaries of our NEOs are reviewed on an annual basis. The following table provides the base salaries of our NEOs for 2011 and 2012:

Named Executive Officer	2011 Base Salary	2012 Base Salary
Adam Miller	$ 425,000	$ 425,000
Perry Wallack	$ 295,000	$ 295,000
Steven Seymour	$ 305,000	$ 305,000
David Carter	$ 240,000	$ 240,000
Mark Goldin	$ 250,000	$ 275,000 (1)

(1) On April 30, 2012, our Compensation Committee approved an increase of Mr. Goldin's base salary from $250,000 to $275,000.

In reviewing the salaries of our executives, our Compensation Committee reviewed and considered various market data presented by Compensia as well as the factors described above under the heading "— *Compensation Discussion and Analysis — Compensation Decision Process*." We did not engage in any benchmarking or targeting of any specific levels of pay when determining base salary levels. In connection with its review of 2012 base salaries, our Compensation Committee determined no adjustment of the NEOs' base salary (other than Mr. Goldin's) was necessary as the NEOs' current base salary was appropriate relative to market data and each executive's experience as well as past, current and anticipated contributions to our success. Mr. Goldin's base salary was increased and such increase was driven by market data provided by Compensia and internal pay considerations.

Short-Term Incentives (Cash Bonuses and Sales Commissions)

Our short-term incentive program seeks to balance our NEOs' focus on our company goals as well as reward their individual performance through the use of an executive compensation plan and separate sales commission plans, as appropriate for each NEO's position. Each of Messrs. Miller, Seymour, Wallack and Goldin participate in an executive compensation plan under which bonuses may be earned upon our achievement of specified performance goals. Considering his sales position within our organization, Mr. Carter participates in an individualized sales commission plan that is similar to the plans used for all of our sales employees, as described below. Our executive compensation plan and our executive sales commission plans are treated as "non-equity incentive plan compensation" for purposes of the Summary Compensation Table and Grants of Plan-Based Awards Table below.

2012 Executive Compensation Plan

For 2012, our Compensation Committee established an executive compensation plan for Messrs. Miller, Seymour, Wallack and Goldin. Under the terms of the executive compensation plan, each NEO (other than Mr. Carter) was entitled to receive a bonus that would vary in size depending on our success in meeting certain performance thresholds and targets with respect to a number of different performance metrics, including revenue, operating cash flow and non-GAAP net loss, although our Compensation Committee retained discretion to adjust bonus payments in its sole discretion. No bonus payout for a particular performance metric would be earned unless the performance threshold for that metric was met, and bonus payouts would be calculated linearly for achievement between the performance thresholds and targets.

The following table shows the performance metrics and weighting established by our Compensation Committee for the 2012 Executive Compensation Plan:

Performance Metric	Weighting(1)
Revenue	75%
Operating Cash Flow	15%
Non-GAAP net loss(2)	10%

(1) The amount payable with respect to each metric may be greater or less than the assigned weighting depending on the extent to which our performance exceeded or fell short of the applicable target.

(2) Non-GAAP net loss is net loss adjusted to exclude expenses related to amortization of acquired intangibles and stock-based compensation and related employer-paid taxes. Non-GAAP net loss is also adjusted by income tax effects of acquisition-related adjustments and adjustments to revenue due to purchase price accounting rules.

The following tables show the target, minimum and maximum levels of performance and the bonus percentages corresponding with such levels of achievement for each NEO established by our Compensation Committee for the 2012 Executive Compensation Plan:

	Minimum(1)	Target	Maximum
Revenue	$ 112,000,000	$ 114,300,000	$ 118,800,000
Operating Cash Flow	$ 5,500,000	$ 7,500,000	$ 7,500,000 (2)
Non-GAAP net loss	$ (15,000,000)	$ (14,000,000)	$ (14,000,000) (2)

(1) No bonus payment for the applicable performance metric will be earned unless the performance threshold for that performance metric is met.

(2) No additional bonus will be paid for this performance metric regardless of the extent to which our performance exceeded its performance targets.

Bonus Percentages for NEOs

The table below shows the percentage of each NEO's (other than Mr. Carter) bonus that corresponds with the achievement of the performance targets above. For example, the 50% minimum in the "Revenue" column below represents that upon achievement of minimum performance with respect to the revenue metric, the individual's bonus will be calculated based on 50% achievement of that particular performance metric.

	Revenue			Operating Cash Flow			Non-GAAP net loss		
	Minimum	Target	Maximum	Minimum	Target	Maximum (1)	Minimum	Target	Maximum (1)
Adam Miller	50%	100%	167%	50%	100%	100%	50%	100%	100%
Perry Wallack	35%	70%	117%	35%	70%	70%	35%	70%	70%
Steven Seymour	35%	70%	117%	35%	70%	70%	35%	70%	70%
Mark Goldin	25%	50%	83%	25%	50%	50%	25%	50%	50%

(1) Represents the maximum bonus amount payable regardless of the extent to which the Company's performance exceeded its performance targets.

To increase focus on operating results and to align the NEOs' interests with our stockholders, our Compensation Committee determined that these performance metrics were appropriate measurements of our performance, as revenue measures our growth rates, operating cash flow measures the cash profitability and margin potential of our business, and net loss measures our execution on expenditures relative to our revenue growth.

The following table shows the minimum, target, and maximum bonus amounts under the 2012 Executive Compensation Plan for each of Messrs. Miller, Seymour, Wallack and Goldin. To the extent that our achievement was greater or less than the specified targets, the bonus amounts payable to each individual would be increased or decreased, respectively, although our Compensation Committee retained discretion to adjust bonus payments in its sole discretion. Our Compensation Committee determined these target bonus amounts based on the reasons below and the compensation factors described above under the heading "— *Compensation Discussion and Analysis — Compensation Decision Process.*"

	Minimum Bonus Amount(1)		Target Bonus Amount(2)		Maximum Bonus Amount(3)	
	$	% of Base Salary	$	% of Base Salary	$	% of Base Salary
Adam Miller	21,250	5.0	425,000	100	637,500	150
Perry Wallack	10,325	3.5	206,500	70	309,750	105
Steven Seymour	10,675	3.5	213,500	70	320,250	105
Mark Goldin	6,875	2.5	137,500	50	206,250	75

(1) Represents the minimum bonus amount payable if we met only our performance threshold for non-GAAP net loss, the metric with the lowest weighting. No bonus was payable if we failed to meet the performance threshold for at least one metric.

(2) Represents the bonus amount payable if we achieved our full performance target with respect to each performance metric.

(3) Represents the maximum bonus amount payable regardless of the extent to which our performance exceeded our performance targets.

The NEOs' 2012 target bonus amounts remained the same as the 2011 target bonus amounts, except that Mr. Goldin's target bonus amount was increased from 45% to 50% of his base salary. Our Compensation Committee determined that these bonus targets were appropriate based on its review of the compensation practices of our peer group and that they enabled us to appropriately proportion our NEOs' total cash compensation with respect to performance-based compensation. The increase to Mr. Goldin's target bonus was driven by market data provided by Compensia and internal considerations.

In early 2013, our Compensation Committee reviewed the 2012 performance metrics to determine the level of achievement relative to each performance target and threshold amount. The 2012 achievement levels for the performance targets were as follows:

	2012 Actual Performance		Effect on Calculation of Bonuses
Revenue	$	117,914,000	Bonus calculated linearly for achievement between the target and maximum levels
Operating Cash Flow	$	10,294,000	Bonus calculated upon achievement of target level(1)
Non-GAAP net loss	$	(15,959,000)	No bonus payment assigned to this performance metric as minimum performance threshold not achieved

(1) Even though performance was above target, payout at this particular performance metric was limited to target levels.

Based on the performance levels listed above, and subject to our Compensation Committee's discretion to adjust bonus amounts, which discretion the Compensation Committee exercised with respect to Mr. Seymour because he was tending to personal matters in 2012, bonus payments under the 2012 Executive Compensation Plan were as follows:

Name		2012 Bonus Amount
Adam Miller	$	488,750
Perry Wallack	$	237,475
Steven Seymour	$	—
Mark Goldin	$	158,125

Sales Commission Plan

Because much of Mr. Carter's responsibilities are focused on sales of our solution, our Compensation Committee determined that it would be more appropriate for Mr. Carter to participate in a sales commission plan with terms that correspond to the results achieved by his team rather than in the executive compensation plan described above. Mr. Carter therefore earned commissions based on the total sales of his direct sales team, based on total direct sales in the United States. The commission targets were determined by our Compensation Committee based in part on the recommendations of our CEO, which took into account the compensation factors described above under the heading "— *Compensation Discussion and Analysis — Compensation Decision Process.*" Our Compensation Committee designed Mr. Carter's commission structure both to reward him for his past success and to support our retention efforts.

During 2012, Mr. Carter was eligible to receive commissions based on total sales in his sales territory. The rate at which commissions are earned by Mr. Carter is highest in the first year of each client agreement and decreases each year thereafter and depends on whether the client agreement is a new agreement or a renewal. With respect to any client agreement entered into in 2012, no commissions will be paid with respect to revenue invoiced and received by us in the fourth year of the client agreement and beyond. To the extent a client agreement has a term of less than three years and is subsequently renewed, the agreement is treated as a multi-year contract, except that commission rates apply to the amounts that exceed the first year agreement value for the years subsequently renewed. For 2012, our Compensation Committee established a sales quota for Mr. Carter. Mr. Carter's quota for 2012 was $44,000,000 in total revenue from direct sales in the United States. To the extent that Mr. Carter exceeded his quota for revenue in 2012, his commission rate was increased with respect to revenue invoiced and received by us in excess of the quota.

In addition, Mr. Carter was also eligible for a bonus if he met certain milestone sales targets by the dates specified in his commission plan. If Mr. Carter achieved all specified milestones by specified dates, he would be eligible to receive a total bonus of $20,000 upon completion of all milestones.

For 2012, the following table shows the targets and amounts earned by Mr. Carter under his 2012 sales commission plan:

	Target 2012 Commission	Target 2012 Bonus	2012 Commission Earned(2)	Target 2012 Bonus Earned(3)
David Carter	$291,500 (1)	$ 20,000	$ 184,960	$ 20,000

(1) This amount represents the total performance-based commissions that would be earned under the commission plan if (i) Mr. Carter achieves the sales quota established under his commission plan, (ii) 25% of all first-year subscription revenue and consulting services revenue related to client agreements entered into 2012 is invoiced and received by the Company in 2012, (iii) none of the sales contracts entered into are renewals, and (iv) 65% of the sales quota is attributable to subscription revenue and 35% of the sales quota is attributable to consulting services revenues.

(2) This amount represents the total performance-based commissions earned by Mr. Carter under the 2012 commission plan, including incremental revenue from renewals. Mr. Carter also earned additional commissions for second-year revenue and third-year revenue received by us in 2012 with respect to client agreements entered into in prior years under sales commission plans established in such years for Mr. Carter, which commission amounts are not reflected in this amount. In addition to the amounts presented in this table, Mr. Carter is expected to earn an additional $53,111 in performance-based commissions in 2013 in connection with software and services revenue that (i) was invoiced by us in 2012 under contracts entered into in 2012 but (ii) had not been received by us as of the end of 2012. For the commissions earned in 2012 under the 2012 sales commission plan and under plans established for prior years, see the non-equity incentive plan compensation column of the Summary Compensation Table below.

(3) Represents milestone bonuses paid upon the achievement of certain milestone sales targets.

Long-Term Incentives (Equity Awards)

We grant equity awards to motivate and reward our NEOs for achieving long-term performance goals as reflected in the value of our common stock, which we believe aligns the interests of our NEOs with those of our stockholders. Historically, the equity awards we have granted pursuant to our equity incentive plans have been limited to stock options with exercise prices equal to the fair market value of our common stock on the date of grant as determined by our board of directors, and restricted stock units. In determining the size of these awards, we have not applied a rigid formula. Instead, our Compensation Committee has determined the size of equity awards based on the range of prior awards granted to the executive team, with consideration given to the nature of each NEO's position and experience and to then-current market conditions.

On May 1, 2012, Mr. Miller was granted a stock option to purchase 248,700 shares of our common stock, and each of Messrs. Seymour and Wallack was granted a stock option to purchase 64,300 shares of our common stock. Each stock option is scheduled to vest over a four-year period with 1/4th of the shares subject to the stock option scheduled to vest on the first anniversary of the grant date and 1/48th of the shares subject to the option scheduled to vest monthly thereafter, in all cases subject to the individual continuing to provide services to us through each such date.

To additionally incentivize Messrs. Seymour and Wallack to achieve our long-term strategic goals, thereby increasing stockholder value and to provide executives a further retention incentive, on May 1, 2012, each of Messrs. Seymour and Wallack was granted an award of 17,300 restricted stock units covering shares of our common stock. The restricted stock units will be fully vested over a four-year period with 1/4th of the restricted stock units scheduled to vest on each of the first four anniversaries of the grant date, in all cases subject to the individual continuing to provide services to us through each such date.

On July 1, 2012, each of Messrs. Carter and Goldin was granted a stock option to purchase 26,700 shares of our common stock and received an award of 7,200 restricted stock units covering shares of our common stock. Each stock option is scheduled to vest over a four-year period with 1/4th of the shares subject to the stock option scheduled to vest on the first anniversary of the grant date and 1/48th of the shares subject to the option scheduled to vest monthly thereafter. The restricted stock units will be fully vested over a four-year period with 1/4th of the restricted stock units scheduled to vest on each of the first four anniversaries of the grant date, in all cases subject to the individual continuing to provide services to us through each such date. On July 1, 2012, Mr. Carter was also granted an additional stock option to purchase 23,300 shares of our common stock and received an additional award of 6,300 restricted stock units covering shares of our common stock. This stock option is scheduled to vest over a three-year period with 1/3rd of the shares subject to the stock option scheduled to vest on the first anniversary of the grant date and 1/36th of the shares subject to the option scheduled to vest monthly thereafter. The restricted stock units will be fully vested over a three-year period with 1/3th of the restricted stock units scheduled to vest on each of the first three anniversaries of the grant date, in all cases subject to the individual continuing to provide services to us through each such date.

In determining the equity incentive awards for our NEOs, our Compensation Committee considered a number of factors, including the executive's position with us and his total compensation package as well as the executive's contribution to the success of our financial performance and the equity compensation practices of our peer group. Our Compensation Committee granted equity awards to reward both the achievement of long-term goals and to provide a powerful retention tool. Stock options increase stockholder value and reward achievement of our long-term strategic goals since the value of the stock options are directly related to the value of our common stock while restricted stock units provide individuals with immediate retention value because they have no purchase price (but are subject to vesting).

We currently do not have stock ownership guidelines for our NEOs.

We expect our Compensation Committee to periodically review our NEOs' compensation, including the retention and incentive value of their equity awards, in order to determine whether to grant any additional equity awards in the future.

Broad-Based Employee Benefits

Our compensation program for our NEOs also includes employee benefits that are generally available to our other employees. These benefits include medical, dental, vision, long-term disability and life insurance benefits, as well as flexible spending accounts. We also periodically provide meals on premise to employees in our offices. Our NEOs receive these benefits on the same basis as our other full-time U.S. employees. Offering these benefits serves to attract and retain employees, including our NEOs. We anticipate that we will periodically review our employee benefits programs in order to ensure that they continue to serve these purposes and remain competitive.

We have established a tax-qualified Section 401(k) retirement savings plan for our employees generally, subject to standard eligibility requirements. Under this plan, participants may elect to make pre-tax contributions to the plan of up to a certain portion of their current compensation, not to exceed the applicable statutory income tax limitation. Beginning in July 2012, we provided for a match of employees' contributions in an amount equal to 50% of an employee's contributions up to $2,400 per year. Matching amounts vest over four years, beginning at the employee's employment start date. Accordingly, all matching amounts will have fully vested on the fourth anniversary of the start date, regardless of when the matching amounts were contributed. The plan currently qualifies under Section 401(a) of the Internal Revenue Code, such that contributions to the plan, and income earned on those contributions, are not taxable to participants until withdrawn from the plan.

We have also established the 2010 Employee Stock Purchase Plan, or ESPP, which our board of directors has adopted and which our stockholders approved. Although approved by our board of directors, we have chosen to delay the commencement of the ESPP. If we do implement the ESPP, the ESPP administrator, as defined below, will determine who is eligible to participate in the ESPP, which may include our NEOs.

Employment Contracts, Termination of Employment and Change-In-Control Agreements

Our board of directors believes that maintaining a stable and effective management team is essential to our long-term success and achievement of our corporate strategies, and is therefore in the best interests of our stockholders. We have entered into employment agreements with each of our NEOs that provide for base salary, bonuses and/or sales commissions, employee benefit plan participation, and in certain instances, severance or other payments upon a qualifying termination of employment or change of control that provide the NEOs with assurances of specified severance benefits in the event that their employment is terminated and such termination is a qualifying termination under their respective agreements. In April 2013, we entered into Change of Control Severance Agreements with each of Messrs. Carter and Goldin that superseded the severance and/or change of control benefits provisions of their employment agreements. For more detail, see "*Offer Letters and Employment Agreements; Potential Payments Upon Termination, Change in Control or Upon Termination Following Change in Control.*"

We recognize that these severance benefits may be triggered at any time. Nonetheless, we believe that it is imperative to provide these individuals with these benefits to secure their continued dedication to their work, notwithstanding the possibility of a termination by us, and to provide them with additional incentives to continue employment with us. In determining appropriate severance payment and benefit levels for our NEOs, our Compensation Committee and our board of directors relied on a number of factors, including their experience with and understanding of current market practice, relative severance packages within the Company, and current severance arrangements. The level of benefits and triggering events to receive such benefits were chosen to be broadly consistent with our Compensation Committee's and our board of directors' view of prevailing competitive practices. The final severance payment and benefit levels were determined after extensive negotiations with each NEO and were evaluated in terms of the overall compensation packages for each NEO. We believe that these severance benefits are competitive with severance benefits provided to similarly situated individuals at companies with which we compete for talent, and that they are appropriate given that generally their actual payment is contingent upon the individual releasing us from claims relating to the termination.

We also recognize that the possibility that we may in the future undergo a change in control, and that this possibility, and the uncertainty it may cause among our NEOs may result in their departure or distraction to the detriment of our company and our stockholders. Accordingly, our board of directors and Compensation Committee decided to take appropriate steps to encourage the continued attention, dedication and continuity of certain key executives to their assigned duties without the distraction that may arise from the possibility or occurrence of a change in control. As a result, we have entered into agreements with certain of our NEOs that provide additional benefits in the event of a change in control. For more detail, see "*Offer Letters and Employment Agreements; Potential Payments Upon Termination, Change in Control or Termination Following Change in Control.*"

We consider these severance protections to be an important part of our NEOs' compensation. These arrangements are consistent with our overall compensation objectives because we believe such arrangements are competitive with arrangements offered to executives by companies with whom we compete for executives and are critical to achieve our business objective of management retention. We believe that this severance protection is competitively necessary to retain our NEOs and is imperative to (i) secure the continued dedication and objectivity of our NEOs, including in circumstances where we may undergo a change of control, and (ii) provide the NEOs with an incentive to continue employment with us and motivate them to maximize our value for the benefit of our stockholders.

For information regarding certain relationships and related transactions, and director independence, including our Code of Business Conduct and Ethics, see "*Employment Contracts, Termination of Employment and Change-In-Control Agreements*" above.

Tax Considerations

Based on the limitations imposed by Section 162(m) of Internal Revenue Code, we generally cannot deduct compensation paid to our Chief Executive Officer and to certain other highly compensated officers that exceeds $1,000,000 per person in any fiscal year for federal income tax purposes, unless it is "performance-based," as defined under Section 162(m). Salary and bonus compensation is subject to these limits, as is the excess of the current market price over the option exercise price, or option spread, at the time of exercise of any stock option, unless it is treated as an incentive stock option or it meets certain other requirements. We believe all options we have granted to date have met these requirements. Additionally, under an exception to Section 162(m), any compensation paid at any time pursuant to a compensation plan that was in existence before the effective date of our public offering will not be subject to the $1,000,000 limitation until the earliest of: (i) the expiration of the compensation plan, (ii) a material modification of the compensation plan (as determined under Section 162(m)), (iii) the issuance of all the employer stock and other compensation allocated under the compensation plan, or (iv) the first meeting of stockholders at which directors are elected after the ending of the third calendar year following the year of our public offering. While we cannot predict how the Section 162(m) deductibility limit may affect our compensation program in future years, we intend to maintain an approach to executive compensation that strongly links pay to performance. In addition, although we have not adopted a formal policy regarding tax deductibility of compensation paid to our NEOs, we intend to consider tax deductibility under Section 162(m) as one factor in our compensation decisions.

We have not provided our executives or directors with any gross-up or other reimbursement for tax amounts that these individuals might pay pursuant to Section 280G or Section 409A of the Internal Revenue Code. Section 280G and related Internal Revenue Code sections provide that executive officers, directors who hold significant stockholder interests, and certain other service providers, could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain limits, and also that we or our successor could lose the ability to deduct on our corporate taxes the amounts subject to the additional tax. In addition, Section 409A imposes significant taxes on an executive officer, director or other service provider who receives "deferred compensation" that does not meet the requirements of Section 409A.

Compensation Risk Assessment

In establishing and reviewing our overall compensation program, our Compensation Committee and our board of directors consider whether the compensation program and its various elements encourage or motivate our NEOs or other employees to take excessive risks. We believe that our compensation program and its elements are designed to encourage our employees to act in our long-term best interests and are not reasonably likely to have a material adverse effect on our business. In particular, our Compensation Committee has reviewed the elements of our executive compensation to determine whether any portion of executive compensation encouraged excessive risk taking and concluded:

- our allocation of compensation between cash compensation and long-term equity compensation, combined with our typically 48-month vesting schedule, discourages short-term risk taking;
- our approach of goal setting, setting of targets with payouts at multiple levels of performance, and evaluation of performance results assist in mitigating excessive risk-taking;
- our compensation decisions include subjective considerations, which restrain the influence of formulae or objective factors on excessive risk taking; and
- our business does not face the same level of risks associated with compensation for employees at financial services (traders and instruments with a high degree of risk).

Compensation Recovery Policies

Our Compensation Committee has not yet adopted a policy with respect to whether we will make retroactive adjustments to any cash or equity based incentive compensation paid to our NEOs or other employees where the payment was based on the achievement of financial results that were subsequently revised. Our Compensation Committee intends to adopt a general compensation recovery policy after the SEC adopts final rules implementing the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Summary Compensation Table

The following table summarizes the compensation information for our NEOs for the fiscal years ended December 31, 2012, December 31, 2011, and December 31, 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensati on ($)	Total ($)
Adam Miller	2012	425,000	—	—	2,643,407	488,750 (2)	3,557,157
President and Chief	2011	411,233	—	—	—	552,500 (3)	963,733
Executive Officer	2010	310,000	—	1,132,500	2,430,309	101,782 (4)	3,974,591
Perry Wallack	2012	295,000	—	360,705	683,438	237,475 (2)	1,576,618
Chief Financial	2011	283,351	—	—	—	268,450 (3)	551,801
Officer	2010	240,000	—	453,000	950,030	78,799 (4)	1,721,829
Steven Seymour							
Executive Vice	2012	305,000	—	360,705	683,438	— (2)	1,349,143
President of Strategic	2011	300,764	—	—	—	277,550 (3)	578,314
Accounts(8)	2010	285,000	—	453,000	839,561	93,574 (4)	1,671,135
David J. Carter	2012	240,000	—	321,435	596,175	410,259 (5)	1,567,869
Senior Vice President	2011	232,500 (11)	—	—	330,270	262,929 (6)	825,699
of Sales(8)	2010	229,375	—	—	—	195,836 (7)	425,211
Mark Goldin	2012	265,625	—	171,432	321,049	158,125 (2)	916,231
Chief Technology	2011	250,000	—	266,400	—	146,250 (3)	662,650
Officer(9)	2010	132,576	26,600 (10)	—	1,025,185	28,729 (4)	1,213,090

(1) Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 1, 2013. These amounts do not necessarily correspond to the actual value that may be realized by the NEO.

(2) The amounts represent the total performance-based bonuses earned for services rendered in 2012 under our 2012 Executive Compensation Plan.

(3) The amounts represent the total performance-based bonuses earned for services rendered in 2011 under our 2011 Executive Compensation Plan.

(4) The amounts represent the total performance-based bonuses earned for services rendered in 2010 under our 2010 Executive Compensation Plan.

(5) The amount represents (i) the total performance-based commissions earned for subscription revenue and consulting services revenue under our sales commission plans, including subscription and consulting services revenue invoiced and received by us under contracts entered into in 2012 in accordance with the sales executive's 2012 sales commission plan, and subscription revenue invoiced and received by us in 2012 under contracts entered into prior to 2012 in accordance with sales commission plans established for the sales executive in such years, and (ii) milestone bonuses paid upon the achievement of certain milestone sales targets. For more information, see "— *Compensation Discussion and Analysis — Sales Commission Plan.*"

(6) The amount represents the total performance-based commissions earned for subscription revenue and consulting services revenue under our sales commission plans, including subscription and consulting services revenue invoiced and received by us under contracts entered into in 2011 in accordance with the sales executive's 2011 sales commission plan, and subscription revenue invoiced and received by us in 2011 under contracts entered into prior to 2011 in accordance with sales commission plans established for the sales executive in such years. For more information, see "— *Compensation Discussion and Analysis — Sales Commission Plan.*"

(7) The amount represents the total performance-based commissions earned for subscription revenue and consulting services revenue under our sales commission plans, including subscription and consulting services revenue invoiced and received by us under contracts entered into in 2010 in accordance with the sales executive's 2010 sales commission plan, and subscription revenue invoiced and received by us in 2010 under contracts entered into prior to 2010 in accordance with sales commission plans established for the sales executive in such years. For more information, see "— *Compensation Discussion and Analysis — Sales Commission Plan.*"

(8) Mr. Carter was not deemed to be an NEO in 2010 and Mr. Seymour was not deemed to be an NEO in 2011.

(9) Mr. Goldin joined us in June 2010. Amounts for 2010 have been pro-rated to reflect approximately 7 months of service with us in 2010.

(10) The amount represents the sign-on bonus paid to Mr. Goldin in 2010.

(11) In connection with his promotion to Senior Vice President of Sales, on September 2, 2011, our Compensation Committee approved an increase of Mr. Carter's base salary from $230,000 to $240,000.

Fiscal 2012 Grants of Plan-Based Awards

The table below summarizes information concerning all plan-based awards granted to the NEOs during fiscal 2012, which ended on December 31, 2012.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Threshold) ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Target) ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Maximum) ($)	All Other Stock Awards: Number of Shares of Stock or Units (#) (1)	All Other Option Awards: Number of Securities Underlying Options (#) (1)	Exercise or Base Price of Option Awards ($/share)	Grant Date Fair Value of Stock and Option Awards ($)(2)
Mr. Miller	—	21,250	425,000	637,500	—	—	—	—
	5/1/12	—	—	—	—	248,700	20.85	2,643,407
Mr. Wallack	—	10,325	206,500	309,750	—	—	—	—
	5/1/12	—	—	—	—	64,300	20.85	683,438
	5/1/12	—	—	—	17,300	—	—	360,705
Mr. Seymour	—	10,675	213,500	320,250	—	—	—	—
	5/1/12	—	—	—	—	64,300	20.85	683,438
	5/1/12	—	—	—	17,300	—	—	360,705
Mr. Carter	—	—	311,500 (3)	—	—	—	—	—
	7/1/2012	—	—	—	—	23,300	23.81	275,126
	7/1/2012	—	—	—	—	26,700	23.81	321,049
	7/1/2012	—	—	—	7,200	—	—	171,432
	7/1/2012	—	—	—	6,300	—	—	150,003
Mr. Goldin	—	6,875	137,500	206,250	—	—	—	—
	7/1/2012	—	—	—	—	26,700	23.81	321,049
	7/1/2012	—	—	—	7,200	—	—	171,432

(1) The restricted stock units and stock option grants to purchase shares of our common stock were made under our 2010 Equity Incentive Plan and are subject to service-based vesting requirements. The exercise prices of the options were equal to the fair market value of our common stock on the date of grant.

(2) Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. The assumptions used in the valuation of these awards are set forth in the notes to our consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2012, filed with the SEC on March 1, 2013. These amounts do not necessarily correspond to the actual value that may be realized by the NEO.

(3) The non-equity incentive plan compensation earned by Mr. Carter was paid under his sales commission plan, not under our 2012 Executive Compensation Plan. In each case, Mr. Carter received a sales commission, of which a portion was allocated to subscription revenue and a portion was allocated to services revenue. In addition, Mr. Carter's sales commission plan established a sales quota and certain milestone sales targets. The target amount represents the amount to be earned in 2012 assuming (i) that the full sales quota and all milestone sales targets were met, (ii) 25% of first-year software revenue relating to client agreements entered into in 2012 was invoiced and received by us in 2012, and (iii) that none of the sales contracts entered into were renewals. For more information, see "— *Compensation Discussion and Analysis — Sales Commission Plan.*"

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding stock options and stock awards held by the NEOs as of December 31, 2012.

Name	Vesting Commenceme nt Date(1)		Option Awards — Number of Securities Underlying Unexercised Options (#) Exercisable	Option Awards — Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Awards — Option Exercise Price ($)	Option Awards — Option Expiration Date	Stock Awards — Number of Shares or Units of Stock That Have Not Vested (#)	Stock Awards — Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Mr. Miller	11/7/2010	(1)	286,458	263,542	6.51	11/7/2020	—	—
	5/1/2012	(1)	—	248,700	20.85	5/1/2022	—	—
	11/7/2010	(2)	—	—	—	—	100,000	2,953,000
Mr. Wallack	12/5/2008	(1)	45,312	—	0.53	12/30/2018	—	—
	11/7/2010	(1)	111,979	103,021	6.51	11/7/2020	—	—
	5/1/2012	(1)	—	64,300	20.85	5/1/2022	—	—
	11/7/2010	(2)	—	—	—	—	40,000	1,181,200
	5/15/2012	(2)	—	—	—	—	17,300	510,869
Mr. Seymour	9/6/2006	(1)	5,208	—	0.34	9/6/2016	—	—
	10/24/2007	(1)	23,437	—	0.34	12/5/2017	—	—
	12/5/2008	(1)	43,750	—	0.53	12/30/2018	—	—
	11/7/2010	(1)	98,958	91,042	6.51	11/7/2020	—	—
	5/1/2012	(1)	—	64,300	20.85	5/1/2022	—	—
	11/7/2010	(2)	—	—	—	—	40,000	1,181,200
	5/15/2012	(2)	—	—	—	—	17,300	510,869
Mr. Carter	8/1/2008	(1)	70,000	—	0.53	12/31/2018	—	—
	10/1/2011	(1)	14,583	35,417	12.54	10/1/2021	—	—
	7/1/2012	(3)	—	23,300	23.81	7/1/2022	—	—
	7/1/2012	(1)	—	26,700	23.81	7/1/2022	—	—
	7/1/2012	(5)	—	—	—	—	7,200	212,616
	7/1/2012	(6)	—	—	—	—	6,300	186,039
Mr. Goldin	6/21/2010	(1)	22,396	80,625	5.93	9/20/2020	—	—
	7/1/2012	(1)	—	26,700	23.81	7/1/2022	—	—
	6/21/2010	(4)	—	—	—	—	15,000	442,950
	7/1/2012	(5)	—	—	—	—	7,200	212,616

(1) One fourth (1/4) of the shares subject to the option shall vest on the first anniversary of the vesting commencement date, and one forty-eighth (1/48th) of the shares subject to the option shall vest each month thereafter on the same day of the month as the vesting commencement date (and if there is no corresponding day, on the last day of the month), such that all of the shares subject to the option will have vested as of the fourth anniversary of the vesting commencement date, subject to option holder's continuing to be a service provider through each such date.

(2) One third (1/3) of the shares subject to the restricted stock units will vest on each of the second, third and fourth anniversaries of the vesting commencement date, in each case subject to the award holder's continued service with us on each such date.

(3) One third (1/3) of the shares subject to the option shall vest on the first anniversary of the vesting commencement date, and one thirty-sixth (1/36th) of the shares subject to the option shall vest each month thereafter on the same day of the month as the vesting commencement date (and if there is no corresponding day, on the last day of the month), such that all of the shares subject to the option will have vested as of the third anniversary of the vesting commencement date, subject to option holder's continuing to be a service provider through each such date.

(4) One fourth (1/4) of the shares subject to the restricted stock units shall vest on the first anniversary of the vesting commencement date, and one forty-eighth (1/48th) of the shares subject to the restricted stock units shall vest each month thereafter on the same day of the month as the vesting commencement date (and if there is no corresponding day, on the last day of the month), such that all of the shares subject to the restricted stock units will have vested as of the fourth anniversary of the vesting commencement date, subject to award holder's continuing to be a service provider through each such date.

(5) One fourth (1/4) of the shares subject to the restricted stock units will vest on each of the first, second, third and fourth anniversaries of the vesting commencement date, in each case subject to the award holder's continued service with us on each such date.
(6) One third (1/3) of the shares subject to the restricted stock units will vest on each of the first, second and third anniversaries of the vesting commencement date, in each case subject to the award holder's continued service with us on each such date.

Fiscal 2012 Option Exercises and Stock Vested

The following table provides information regarding options and stock awards exercised and vested, respectively, and value realized for each of the NEOs during the fiscal year that ended on December 31, 2012.

Name	Option Awards — Number of Shares Acquired on Exercise (#)	Option Awards — Value Realized on Exercise ($)(1)	Stock Awards — Number of Shares Acquired on Vesting (#)	Stock Awards — Value Realized on Vesting ($)(2)
Mr. Miller	—	—	50,000	1,416,000
Mr. Wallack	23,437	648,971	—	—
	—	—	20,000	566,400
Mr. Seymour	—	—	20,000	566,400
Mr. Carter	25,000	537,000	—	—
	25,000	718,500	—	—
	30,000	795,600	—	—
	13,035	356,768	—	—
	200	5,444	—	—
	11,765	317,655	—	—
Mr. Goldin	10,000	149,600	—	—
	10,000	145,600	—	—
	10,000	150,700	—	—
	5,000	70,200	—	—
	10,000	151,400	—	—
	41,979	835,802	—	—
	—	—	7,500	159,150

(1) Based on the market price of our common stock on the date of exercise less the option exercise price paid for those shares, multiplied by the number of shares for which the option was exercised.
(2) Based on the market price of our common stock on the vesting date, multiplied by the number of shares vested.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees, and none of our named executive officers participated in a nonqualified deferred compensation plan during the fiscal year ended December 31, 2012.

Offer Letters and Employment Agreements; Potential Payments Upon Termination, Change in Control or Upon Termination Following Change in Control

Adam Miller

On November 8, 2010, we entered into an employment agreement with Mr. Miller, our Chief Executive Officer and President. In the event that we terminate Mr. Miller without cause or if Mr. Miller terminates his employment for good reason, and in either event the termination does not occur during the period beginning three months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control, Mr. Miller will receive: (i) continued payments of his base salary for 18 months, (ii) 150% of his average actual bonus for the three-year period prior to the year in which the termination occurs, (iii) 18 months of acceleration of all unvested equity awards, (iv) the payment of premiums for continued health, dental and vision benefits for Mr. Miller (and any eligible dependents) for up to 18 months, and (v) any earned but unpaid bonus amounts.

In the event that we terminate Mr. Miller without cause or if Mr. Miller terminates his employment for good reason, and in either event the termination occurs during the period beginning three months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control, Mr. Miller will receive: (i) a lump-sum payment equal to the sum of 18 months' of base salary plus 150% of his target annual bonus, (ii) full acceleration of all unvested equity awards with a 12-month post termination exercise period (unless the options expire earlier), (iii) the payment of premiums for continued health, dental and vision benefits for Mr. Miller (and any eligible dependents) for up to 18 months, and (iv) any earned but unpaid bonus amounts.

The severance payments discussed above are subject to Mr. Miller signing and not revoking a release of claims and continuing to comply with his confidentiality and employment agreements.

Mr. Miller's employment agreement also provides that in the event that the severance payments and other benefits payable to Mr. Miller constitute "parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended, and would be subject to the applicable excise tax, then the severance benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in the receipt by Mr. Miller of the greatest amount of benefits on an after-tax basis.

The following table shows the pre-tax payments that Mr. Miller would have received under the terms of his employment agreement if a trigger event had occurred on December 31, 2012:

Benefits and Payments upon Trigger Event	Terminated Without Cause or Terminates for Good Reason in Connection with a Change of Control(1)	Terminated Without Cause or Terminates for Good Reason not in Connection with a Change of Control(1)
Severance payments attributable to base salary(2)(3)	$ 637,500	$ 637,500
Severance payments attributable to bonus	$ 637,500 (4)	$ 378,703
Acceleration of equity awards(5)	$ 11,178,453	$ 5,496,235
Company-paid premiums(6)	$ 31,236	$ 31,236
Total	$ 12,484,689	$ 6,543,674

(1) A termination is considered to be "in connection with a change of control" if Mr. Miller's employment with us is either (i) terminated by us without cause or (ii) terminated by Mr. Miller for good reason, and in either event, during the period beginning three months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control.

(2) Severance payments will be paid in a lump sum upon a qualifying termination in connection with a change of control or in continuing payments upon a qualifying termination that is not in connection with a change of control.

(3) Calculations are based on a base salary of $425,000, which is the base salary that was in effect as of December 31, 2012.

(4) Calculations are based on a target bonus amount of $425,000, which is the target bonus amount that was in effect under the 2012 Executive Compensation Plan. See the Grants of Plan-Based Awards Table for 2012 above.

(5) The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $29.53, the closing price per share of our common stock on the NASDAQ Global Market on December 31, 2012, and the per share exercise price of the accelerated options. The value of the accelerated restricted stock units was calculated by multiplying (x) the number of restricted stock units subject to acceleration by (y) $29.53, the closing price per share of our common stock on the NASDAQ Global Market on December 31, 2012.

(6) Represents the value of premiums paid by us for continued health, dental, and vision plans for Mr. Miller (and his eligible dependents) for 18 months.

As used in Mr. Miller's employment agreement, the terms "cause," "change of control" and "good reason" have the meanings set forth below under the heading "Definitions for the Employment Agreements of Messrs. Miller, Wallack and Seymour."

Perry Wallack

On November 8, 2010, Mr. Wallack, our Chief Financial Officer, entered into an employment agreement with us that superseded a prior employment agreement entered into on May 10, 2007. In the event that we terminate Mr. Wallack without cause or if Mr. Wallack terminates his employment for good reason, and in either event the termination does not occur during the period beginning three months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control, Mr. Wallack will receive: (i) continued payments of his base salary for 12 months, (ii) 100% of his average actual bonus for the three-year period prior to the year in which the termination occurs, (iii) 12 months of acceleration of all unvested equity awards, (iv) the payment of premiums for continued health, dental and vision benefits for Mr. Wallack (and any eligible dependents) for up to 12 months, and (v) any earned but unpaid bonus amounts.

In the event that we terminate Mr. Wallack without cause or if Mr. Wallack terminates his employment for good reason, and in either event the termination occurs during the period beginning three months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control, Mr. Wallack will receive: (i) a lump-sum payment equal to the sum of 12 months' of base salary plus 100% of his target annual bonus, (ii) full acceleration of all unvested equity awards with a 12-month post termination exercise period (unless the options expire earlier), (iii) the payment of premiums for continued health, dental and vision benefits for Mr. Wallack (and any eligible dependents) for up to 12 months, and (iv) any earned but unpaid bonus amounts.

The severance payments discussed above are subject to Mr. Wallack signing and not revoking a release of claims and continuing to comply with his confidentiality and employment agreements.

Mr. Wallack's employment agreement also provides that in the event that the severance payments and other benefits payable to Mr. Wallack constitute "parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended, and would be subject to the applicable excise tax, then the severance benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in the receipt by Mr. Wallack of the greatest amount of benefits on an after-tax basis.

The following table shows the pre-tax payments that Mr. Wallack would have received under the terms of his employment agreement if a trigger event had occurred on December 31, 2012:

Benefits and Payments upon Trigger Event	Terminated Without Cause or Terminates for Good Reason in Connection with a Change of Control(1)	Terminated Without Cause or Terminates for Good Reason not in Connection with a Change of Control(1)
Severance Payments Attributable to Base Salary(2)(3)	$ 295,000	$ 295,000
Severance Payments Attributable to Bonus	$ 206,500 (4)	$ 143,875
Acceleration of Equity Awards(5)	$ 6,402,811	$ 2,592,598
Company-paid premiums(6)	$ 20,824	$ 20,824
Total	$ 6,925,135	$ 3,052,297

(1) A termination is considered to be "in connection with a change of control" if Mr. Wallack's employment with us is either (i) terminated by us without cause or (ii) terminated by Mr. Wallack for good reason, and in either event, during the period beginning three months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control.

(2) Severance payments will be paid in a lump sum upon a qualifying termination in connection with a change of control or in continuing payments upon a qualifying termination that is not in connection with a change of control.

(3) Calculations are based on a base salary of $295,000, which is the base salary that was in effect as of December 31, 2012.

(4) Calculations are based on a target bonus amount of $206,500, which is the target bonus amount that was in effect under the 2012 Executive Compensation Plan. See the Grants of Plan-Based Awards Table for 2012 above.
(5) The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $29.53, the closing price per share of our common stock on the NASDAQ Global Market on December 31, 2012, and the per share exercise price of the accelerated options. The value of the accelerated restricted stock units was calculated by multiplying (x) the number of restricted stock units subject to acceleration by (y) $29.53, the closing price per share of our common stock on the NASDAQ Global Market on December 31, 2012.
(6) Represents the value of premiums paid by us for continued health, dental, and vision plans for Mr. Wallack (and his eligible dependents) for 12 months.

As used in Mr. Wallack's employment agreement, the terms "cause," "change of control" and "good reason" have the meanings set forth below under the heading "Definitions for the Employment Agreements of Messrs. Miller, Wallack and Seymour."

Steven Seymour

On November 8, 2010, Mr. Seymour, our Executive Vice President of Strategic Accounts, entered into an employment agreement with us that superseded a prior employment agreement entered into on May 10, 2007. In the event that we terminate Mr. Seymour without cause or if Mr. Seymour terminates his employment for good reason, and in either event the termination does not occur during the period beginning three months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control, Mr. Seymour will receive: (i) continued payments of his base salary for 12 months, (ii) 100% of his average actual bonus for the three-year period prior to the year in which the termination occurs, (iii) 12 months of acceleration of all unvested equity awards, (iv) the payment of premiums for continued health, dental and vision benefits for Mr. Seymour (and any eligible dependents) for up to 12 months, and (v) any earned but unpaid bonus amounts.

In the event that we terminate Mr. Seymour without cause or if Mr. Seymour terminates his employment for good reason, and in either event the termination occurs during the period beginning three months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control, Mr. Seymour will receive: (i) a lump-sum payment equal to the sum of 12 months' of base salary plus 100% of his target annual bonus, (ii) full acceleration of all unvested equity awards with a 12-month post termination exercise period (unless the options expire earlier), (iii) the payment of premiums for continued health, dental and vision benefits for Mr. Seymour (and any eligible dependents) for up to 12 months, and (iv) any earned but unpaid bonus amounts.

The severance payments discussed above are subject to Mr. Seymour signing and not revoking a release of claims and continuing to comply with his confidentiality and employment agreements.

Mr. Seymour's employment agreement also provides that in the event that the severance payments and other benefits payable to Mr. Seymour constitute "parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended, and would be subject to the applicable excise tax, then the severance benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in the receipt by Mr. Seymour of the greatest amount of benefits on an after-tax basis.

The following table shows the pre-tax payments that Mr. Seymour would have received under the terms of his employment agreement if a trigger event had occurred on December 31, 2012:

Benefits and Payments upon Trigger Event	Terminated Without Cause or Terminates for Good Reason in Connection with a Change of Control(1)		Terminated Without Cause or Terminates for Good Reason not in Connection with a Change of Control(1)
Severance Payments Attributable to Base Salary(2)(3)	$ 305,000		$ 305,000
Severance Payments Attributable to Bonus	$ 213,500	(4)	$ 158,083
Acceleration of Equity Awards(5)	$ 5,983,180		$ 2,448,723
Company-paid premiums(6)	$ 20,675		$ 20,675
Total	$ 6,522,355		$ 2,932,481

(1) A termination is considered to be "in connection with a change of control" if Mr. Seymour's employment with us is either (i) a terminated by us without cause or (ii) terminated by Mr. Seymour for good reason, and in either event, during the period beginning three months prior to the consummation of a change of control and ending 18 months following the consummation of a change of control.
(2) Severance payments will be paid in a lump sum upon a qualifying termination in connection with a change of control or in continuing payments upon a qualifying termination that is not in connection with a change of control.
(3) Calculations are based on a base salary of $305,000, which is the base salary that was in effect as of December 31, 2012.
(4) Calculations are based on a target bonus amount of $213,500, which is the target bonus amount that was in effect under the 2012 Executive Compensation Plan. See the Grants of Plan-Based Awards Table for 2012 above.
(5) The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $29.53, the closing price per share of our common stock on the NASDAQ Global Market on December 31, 2012, and the per share exercise price of the accelerated options. The value of the accelerated restricted stock units was calculated by multiplying (x) the number of restricted stock units subject to acceleration by (y) $29.53, the closing price per share of our common stock on the NASDAQ Global Market on December 31, 2012.
(6) Represents the value of premiums paid by us for continued health, dental, and vision plans for Mr. Seymour (and his eligible dependents) for 12 months.

As used in Mr. Seymour's employment agreement, the terms "cause," "change of control" and "good reason" have the meanings set forth below under the heading "Definitions for the Employment Agreements of Messrs. Miller, Wallack and Seymour."

Definitions for the Employment Agreements of Messrs. Miller, Wallack and Seymour

As used in the employment agreements of Messrs. Miller, Wallack and Seymour, the terms below have the following meanings:

- The term "cause" means: (i) an act of material dishonesty made by the executive in connection with his carrying out his job responsibilities to us intended to result in his substantial personal enrichment, (ii) the executive's conviction of, or plea of nolo contendere to, a felony which our board of directors reasonably believes had or will have a material detrimental effect on our reputation or business, (iii) a willful act by the executive which constitutes gross misconduct and which is injurious to us or our affiliates, (iv) the executive's willful and material breach of the employment agreement, including without limitation his intentional failure to perform his stated duties, and his continued failure to cure such breach to the reasonable satisfaction of our board of directors within 10 days following written notice of such breach to the executive, and (v) the executive's material violation of a company policy that results in a material detrimental effect on our reputation or business.
- The term "change of control" means the occurrence of any of the following: (i) a change in our ownership which occurs on the date that any one person, or more than one person acting as a group ("Person"), acquires ownership of our stock that, together with the stock held by such Person, constitutes more than 50% of the total voting power of our stock; provided, however, that for purposes of this subsection (i), the acquisition of additional stock by any one Person, who is considered to own more than 50% of the total voting power of our stock will not be considered a change of control, or (ii) a change in our effective control which occurs on the date that a majority of members of our board of directors (each, a "Director") is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of our board of directors prior to the date of the appointment or election. For purposes of this subsection (ii), if any Person is considered to be in effective control of us, the acquisition of additional control of us by the same Person will not be considered a change of control, or (iii) a change in the ownership of a substantial portion of our assets which occurs on the date that any Person acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) our assets that have a total gross fair market value equal to or more than 50% of the total gross fair market value of all of our assets immediately prior to such acquisition or acquisitions; provided, however, that for purposes of this subsection (iii), the following will not constitute a change in the ownership of a substantial portion of our assets: (A) a transfer to an entity that is controlled by our stockholders immediately after the transfer, or (B) a transfer of assets by us to: (1) a stockholder of our company (immediately before the asset transfer) in exchange for or with respect to our stock, (2) an entity, 50% or more of the total value or voting power of which is owned, directly or indirectly, by us, (3) a Person, that owns, directly or indirectly, 50% or more of the total value or voting power of all of our outstanding stock, or (4) an entity, at least 50% of the total value or voting power of which is owned, directly or indirectly, by a Person described in this subsection (iii)(B)(3). For purposes of this subsection (iii), gross fair market value means the value of our assets, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets. For purposes of this definition of change of control, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar

business transaction with us. Notwithstanding the foregoing, a transaction will not be deemed a change of control unless the transaction qualifies as a change in control event within the meaning of Code Section 409A. Further, the completion of an underwritten public offering of our common stock will not constitute a change of control and a transaction will not constitute a change of control if: (i) its sole purpose is to change our state of incorporation, or (ii) its sole purpose is to create a holding company that will be owned in substantially the same proportions by the persons who held the our securities immediately before such transaction. In addition, a transaction must actually be consummated in order for there to be a change of control.

- The term "good reason" means without the executive's express written consent: (i) a significant reduction or adverse change in his duties, position, reporting relationship or responsibilities, or the removal of him from such duties, position or responsibilities, (ii) a reduction by us in the executive's base salary as in effect immediately prior to such reduction unless (a) such reduction is part of a salary reduction plan across our entire senior management team, (b) such reduction does not have a disproportionate effect on the executive in comparison to other members of our senior management team and (c) such reduction is not in excess of 10% of the executive's base salary, (iii) a material reduction by us in the kind or level of benefits to which the executive was entitled immediately prior to such reduction with the result that the executive's overall benefits package is significantly reduced disproportionally to other members of senior management, (iv) our material breach of a term of the employment agreement or any other agreement between us and the executive, including our failure to obtain assumption of the employment agreement by any successor, and (v) the relocation of the executive to a facility or a location more than 35 miles from his then present employment location. In addition, the executive must provide us written notice of the existence of the one or more of the above conditions within 90 days of its initial existence and we must be provided with 30 days to cure the condition. If the condition is not cured within such 30-day period, the executive must terminate employment within 30 days of the end of such cure period in order to qualify as a termination for good reason.

David J. Carter

On November 8, 2010, Mr. Carter, our Senior Vice President of Sales, entered into an amended and restated employment agreement with us. If we terminate Mr. Carter's employment other than for cause, death or disability, Mr. Carter is entitled to receive four months severance pay at his base salary rate, as then in effect, and company-paid coverage for Mr. Carter and his dependents under our benefit plans for three months following termination. Furthermore, if we are acquired and Mr. Carter is terminated or his position is materially diminished within six months after such acquisition, all unvested options shall vest and become immediately exercisable.

The following table shows the payments that Mr. Carter would have received under the terms of his employment agreement if a trigger event had occurred on December 31, 2012:

Benefits and Payments upon Trigger Event	Terminated within 6 Months of Change of Control	Position Materially Diminished within 6 Months of Change of Control	Terminated without Cause and Not Due to Death or Disability (Regardless of Change of Control)
Accelerated vesting of options(1)	$ 1,286,390	$ 1,286,390	—
Payment of 4 months of base salary(2)	—	—	$ 80,000
Payment of 3 months of coverage under existing benefit plans for Mr. Carter and dependents	—	—	$ 5,206
Total	$ 1,286,390	$ 1,286,390	$ 85,206

(1) The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $29.53, the closing price per share of our common stock on the NASDAQ Global Market on December 31, 2012, and the per share exercise price of the accelerated options.

(2) Based on a base salary of $240,000, which is the base salary that was in effect as of December 31, 2012.

As used in Mr. Carter's employment agreement, the term "cause" means a termination by us because of any one of the following events: (i) Mr. Carter's breach of his employment agreement that results in material injury to us which, if capable of cure, has not been cured by Mr. Carter within ten (10) days after his receipt of written notice from our Chief Executive Officer of such breach; (ii) Mr. Carter's misconduct, fraud, dishonesty, or malfeasance that results in material injury to the us; (iii) Mr. Carter's willful or intentional failure to (a) perform his duties under his employment agreement, (b) follow the reasonable and legal direction of our board of directors or Chief Executive Officer, or (c) follow our policies, procedures, and rules, or (iv) Mr. Carter's conviction of, or plea of nolo contendere to, a felony. For purposes of this definition, Mr. Carter's failure to achieve certain results will not be deemed to constitute cause unless it is the result of his willful and deliberate dereliction of duty.

In April 2013, Mr. Carter entered into a change of control severance agreement (the "severance agreement") with us that superseded any rights to severance and/or change of control benefits in his amended and restated employment agreement. The severance agreement has an initial term of three years. Thereafter, the severance agreement will renew automatically for additional one-year terms unless either party provides the other with written notice of non-renewal at least 90 days prior to the date of automatic renewal.

If the Company terminates Mr. Carter's employment with the Company without cause or if Mr. Carter resigns for good reason, and, in each case, such termination occurs outside the period beginning three months prior to, and ending 12 months following, a change of control (such period, the "change of control period"), then Mr. Carter will receive: (i) a lump-sum payment equal to 100% of his base salary, (ii) the payment of premiums for continued COBRA coverage for Mr. Carter (and his eligible dependents) for up to 12 months, (iii) nine months of acceleration of all unvested equity awards, and (iv) all accrued compensation.

If the Company terminates Mr. Carter's employment with the Company without cause or if Mr. Carter resigns for good reason, and, in each case, such termination occurs during the change of control period, then Mr. Carter will receive: (i) a lump-sum payment equal to 100% of his base salary, (ii) a lump-sum payment equal to 100% of his target bonus and commission for the year of termination (whether established on a quarterly, semi-annual, annual and/or other periodic basis), (iii) the payment of premiums for continued COBRA coverage for Mr. Carter (and his eligible dependents) for up to 12 months, (iv) full acceleration of all unvested equity awards with a 12-month post-termination exercise period (unless the awards expire earlier), and (v) all accrued compensation.

If the Company terminates Mr. Carter's employment with the Company as a result of his disability or due to his death, then Mr. Carter's outstanding and unvested equity awards will vest as if Mr. Carter's termination were treated as a termination without cause (and either within or outside of the change of control period, as applicable).

The severance payments discussed above are subject to Mr. Carter signing and not revoking a separation agreement and release of claims and continuing to comply with his confidentiality agreement.

Mr. Carter's severance agreement also provides that in the event that the severance payments and other benefits payable to Mr. Carter constitute "parachute payments" under Section 280G of the Internal Revenue Code of 1986, as amended, and would be subject to the applicable excise tax, then the severance benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in the receipt by Mr. Carter of the greatest amount of benefits on an after-tax basis.

The following table shows the pre-tax payments that Mr. Carter would have received under the terms of his severance agreement if the severance agreement was in place as of December 31, 2012 and if a trigger event had occurred on December 31, 2012:

Benefits and Payments upon Trigger Event	**Terminated Without Cause or Terminates for Good Reason in Connection with a Change of Control(1)**	**Terminated Without Cause or Terminates for Good Reason not in Connection with a Change of Control(1)**
Severance Payments Attributable to Base Salary(2)(3)	$ 240,000	$ 240,000
Severance Payments Attributable to Bonus	$ 311,500 (4)	$ —
Acceleration of Equity Awards(5)	$ 1,286,390	$ 370,819
Company-paid premiums(6)	$ 20,824	$ 20,824
Total	$ 1,858,714	$ 631,643

(1) A termination is considered to be during the change of control period if Mr. Carter's employment with us is either (i) terminated by us without cause or (ii) terminated by Mr. Carter for good reason, and in either event, during the period beginning three months prior to the consummation of a change of control and ending 12 months following the consummation of a change of control. If Mr. Carter's employment is terminated as a result of his disability or his death,

then Mr. Carter's outstanding and unvested equity awards will vest as if Mr. Carter's termination were treated as a termination without cause (and either within or outside of the change of control period, as applicable).

(2) Severance payments will be paid in a lump sum upon a qualifying termination.

(3) Calculations are based on a base salary of $240,000, which is the base salary that was in effect as of December 31, 2012.

(4) Calculations are based on a target bonus and/or commission amount of $311,500, which is the target amount that was in effect under Mr. Carter's sales commission plan. See the Grants of Plan-Based Awards Table for 2012 above.

(5) The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $29.53, the closing price per share of our common stock on the NASDAQ Global Market on December 31, 2012, and the per share exercise price of the accelerated options. The value of the accelerated restricted stock units was calculated by multiplying (x) the number of restricted stock units subject to acceleration by (y) $29.53, the closing price per share of our common stock on the NASDAQ Global Market on December 31, 2012.

(6) Represents the value of premiums paid by us for continued health, dental, and vision plans for Mr. Carter (and his eligible dependents) for 12 months.

As used in Mr. Carter's severance agreement, the terms "cause," "change of control" and "good reason" have the meanings set forth above under the heading "Definitions for the Employment Agreements of Messrs. Miller, Wallack and Seymour."

Mark Goldin

On May 24, 2010, we entered into an employment agreement with Mark Goldin, our Chief Technology Officer. If we are acquired and Mr. Goldin is terminated or his position is materially diminished within six months of such acquisition, the unvested portion of his option will immediately vest. If we terminate Mr. Goldin for any reason other than for cause, death or disability, Mr. Goldin will be entitled to receive continuing severance pay at a rate equal to his base salary and the continuation of coverage under our employee benefit plans, in each case for a period of three months after termination.

The following table shows the payments that Mr. Goldin would have received under the terms of his employment agreement if a trigger event had occurred on December 31, 2012:

Benefits and Payments upon Trigger Event	Terminated within 6 Months of Change of Control	Position Materially Diminished within 6 Months of Change of Control	Terminated without Cause and Not Due to Death or Disability (Regardless of Change of Control)
Accelerated vesting of options(1)	$ 2,711,040	$ 2,711,040	—
Payment of 3 months of base salary(2)	—	—	$ 68,750
Payment of 3 months of coverage under existing benefit plans for Mr. Goldin and dependents	—	—	$ 5,206
Total	$ 2,711,040	$ 2,711,040	$ 73,956

(1) The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $29.53, the closing price per share of our common stock on the NASDAQ Global Market on December 31, 2012, and the per share exercise price of the accelerated options.

(2) Based on a base salary of $275,000, which is the base salary that was in effect as of December 31, 2012.

As used in Mr. Goldin's employment agreement, the term "cause" has the following meaning: a termination by us because of any one of the following events: (i) Mr. Goldin's breach of his employment agreement that results in injury to us which, if capable of cure, has not been cured by Mr. Goldin within ten (10) days after his receipt of written notice from our Chief Executive Officer of such breach; (ii) Mr. Goldin's misconduct, fraud, dishonesty, or malfeasance that results in material injury to us; (iii) Mr. Goldin's willful or intentional failure to (a) perform his duties under his employment agreement, (b) follow the reasonable and legal direction of our board of directors or Chief Executive Officer, or (c) follow our policies, procedures, and rules, or (iv) Mr. Goldin's conviction of, or plea of nolo contendere to, a felony. For any such failure listed in clause (iii), our Chief Executive Officer shall first give the Mr. Goldin written notice setting forth with specificity the reasons that our Chief Executive Officer believes that Mr. Goldin is failing, and ten (10) days to cure such failure. For purposes of this definition, Mr. Goldin's failure to achieve certain results, such as those set forth in one of our business plans, that is not the result of Mr. Goldin's demonstrating willful and deliberate dereliction of duty, will not constitute cause.

In April 2013, Mr. Goldin entered into a severance agreement with us that superseded any rights to severance and/or change of control benefits in his employment agreement. Mr. Goldin's severance agreement has the same terms and conditions as Mr. Carter's severance agreement as described above.

The following table shows the pre-tax payments that Mr. Goldin would have received under the terms of his severance agreement if the severance agreement was in place as of December 31, 2012 and if a trigger event had occurred on December 31, 2012:

Benefits and Payments upon Trigger Event	Terminated Without Cause or Terminates for Good Reason in Connection with a Change of Control(1)		Terminated Without Cause or Terminates for Good Reason not in Connection with a Change of Control(1)
Severance Payments Attributable to Base Salary(2)(3)	$ 275,000		$ 275,000
Severance Payments Attributable to Bonus	$ 137,500	(4)	$ —
Acceleration of Equity Awards(5)	$ 2,711,040		$ 1,270,557
Company-paid premiums(6)	$ 20,824		$ 20,824
Total	$ 3,144,364		$ 1,566,381

(1) A termination is considered to be during the change of control period if Mr. Goldin's employment with us is either (i) terminated by us without cause or (ii) terminated by Mr. Goldin for good reason, and in either event, during the period beginning three months prior to the consummation of a change of control and ending 12 months following the consummation of a change of control. If Mr. Goldin's employment is terminated as a result of his disability or his death, then Mr. Goldin's outstanding and unvested equity awards will vest as if Mr. Goldin's termination were treated as a termination without cause (and either within or outside of the change of control period, as applicable).

(2) Severance payments will be paid in a lump sum upon a qualifying termination.

(3) Calculations are based on a base salary of $275,000, which is the base salary that was in effect as of December 31, 2012.

(4) Calculations are based on a target bonus amount of $137,500, which is the target bonus amount that was in effect under the 2012 Executive Compensation Plan. See the Grants of Plan-Based Awards Table for 2012 above.

(5) The value of the accelerated options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between $29.53, the closing price per share of our common stock on the NASDAQ Global Market on December 31, 2012, and the per share exercise price of the accelerated options. The value of the accelerated restricted stock units was calculated by multiplying (x) the number of restricted stock units subject to acceleration by (y) $29.53, the closing price per share of our common stock on the NASDAQ Global Market on December 31, 2012.

(6) Represents the value of premiums paid by us for continued health, dental, and vision plans for Mr. Goldin (and his eligible dependents) for 12 months.

As used in Mr. Goldin's severance agreement, the terms "cause," "change of control" and "good reason" have the meanings set forth above under the heading "Definitions for the Employment Agreements of Messrs. Miller, Wallack and Seymour."

To the extent awards are not assumed or substituted for in connection with a merger or change in control, our equity plans provide that such awards will accelerate and become fully exercisable.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2012 with respect to the shares of our common stock that may be issued under our existing equity compensation plans.

	(a)	(b)	(c)
Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Rem aining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders(1)	7,035,926	$ 11.73	2,705,940
Equity compensation plans not approved by stockholders	—	—	—
Total	7,035,926		2,705,940

(1) Includes the following plans: 2010 Equity Incentive Plan (the "2010 Plan"), 2009 Equity Incentive Plan, 1999 Stock Plan and 2010 Employee Stock Purchase Plan (the "2010 ESPP"). Our 2010 Plan provides that on January 1st of each fiscal year commencing in 2012 and ending on (and including) January 1, 2020, the number of shares authorized for issuance under the 2010 Plan is automatically increased by a number equal to the lesser of (i) 5,550,000 shares of common stock, (ii) four and one half percent (4.5%) of the aggregate number of shares of common stock outstanding on December 31st of the preceding fiscal year, or (iii) a lesser number of shares that may be determined by the our board of directors. Our 2010 ESPP provides that on January 1st of each fiscal year commencing in 2012 and ending on (and including) January 1, 2020, the number of shares authorized for issuance under the 2010 ESPP is automatically increased by a number equal to the lesser of (i) 1,200,000 shares of common stock, (ii) one percent (1.0%) of the aggregate number of shares of common stock outstanding on such date, or (iii) an amount determined by our board of directors or a duly authorized committee of our board of directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Our Compensation Committee is currently composed of Messrs. Baker, Burlingame, and McGeever. No interlocking relationship exists between any member of our Compensation Committee and any member of the compensation committee of any other company, nor has any such interlocking relationship existed in the past. No member of our Compensation Committee is or was formerly an officer or an employee of the Company.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

General

Our Audit Committee has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm to audit our consolidated financial statements for the fiscal year ending December 31, 2013, which will include an audit of the effectiveness of our internal control over financial reporting. PricewaterhouseCoopers LLP and its predecessor entities have audited our financial statements since fiscal 1999. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so, and is expected to be available to respond to appropriate questions.

Stockholder ratification of the selection of PricewaterhouseCoopers LLP is not required by our bylaws or other applicable legal requirements. However, our board of directors is submitting the selection of PricewaterhouseCoopers LLP to our stockholders for ratification as a matter of good corporate practice. In the event that this selection of an independent registered public accounting firm is not ratified by the affirmative vote of a majority of the shares present and voting at the Annual Meeting in person or by proxy, the appointment of the independent registered public accounting firm will be reconsidered by our Audit Committee. Even if the selection is ratified, our Audit Committee in its discretion may direct the appointment of a different accounting firm at any time during the year if our Audit Committee determines that such a change would be in the best interests of the Company and its stockholders.

Principal Accounting Fees and Services

The following table sets forth the approximate aggregate fees billed to us by PricewaterhouseCoopers LLP for the fiscal years ended December 31, 2012 and 2011, respectively:

Fee Category		Fiscal 2012		Fiscal 2011
		(In thousands)		
Audit Fees(1)	$	1,650	$	1,404
Audit-Related Fees(2)		161		147
Tax Fees(3)		413		237
All Other Fees(4)		5		2
Total Fees	$	2,229	$	1,790

(1) Audit Fees consisted of professional services rendered in connection with the audit of the Company's annual financial statements and for 2012 an audit of the effectiveness of our internal control over financial reporting, quarterly reviews of financial statements included in the Company's Quarterly Reports on Form 10-Q and professional services rendered in connection with consents and reviews of other documents filed with the SEC.
(2) Audit-Related Fees comprise fees for professional services related to reports issued under statement on standards for attestation engagements No. 16, *Reporting on Controls at a Service Organization.*
(3) Tax Fees consisted of professional services rendered in connection with tax compliance and consulting services.
(4) All Other Fees consisted of fees paid for subscription of accounting research database.

Our Audit Committee has concluded that the provision of the non-audit services listed above was compatible with maintaining the independence of PricewaterhouseCoopers LLP.

Policy on Audit Committee's Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee reviews and, as appropriate, pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services and tax services, as well as specifically designated non-audit services which, in the opinion of our Audit Committee, will not impair the independence of our independent registered public accounting firm. Pre-approval generally is provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and generally is subject to a specific budget. Our independent registered public accounting firm and our management are required to periodically report to our Audit Committee regarding the extent of services provided by our independent registered public accounting firm in accordance with this pre-approval, including the fees for the services performed to date. In addition, our Audit Committee also may pre-approve particular services on a case-by-case basis, as necessary or appropriate.

All PricewaterhouseCoopers LLP services and fees in fiscal 2011 and 2012 were pre-approved by our Audit Committee.

Recommendation of the Board

Our board of directors recommends a vote **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered accounting firm for the fiscal year ending December 31, 2013.

AUDIT COMMITTEE REPORT

The following is the report of the Audit Committee with respect to our audited financial statements for the year ended December 31, 2012. The information contained in this report shall not be deemed "soliciting material" or otherwise considered "filed" with the SEC, and such information shall not be incorporated by reference into any future filing under the Securities Act or the Exchange Act except to the extent that we specifically incorporate such information by reference in such filing.

The audit committee is a committee of the board of directors comprised solely of independent directors as required by the listing standards of The NASDAQ Stock Market and rules of the SEC. The audit committee operates under a written charter approved by the board of directors, which is available on the Investor Relations page of our website at *investors.cornerstoneondemand.com*, under "Corporate Governance." The composition of the audit committee, the attributes of its members and the responsibilities of the audit committee, as reflected in its charter, are intended to be in accordance with applicable requirements for corporate audit committees. The audit committee reviews and assesses the adequacy of its charter and the audit committee's performance on an annual basis.

With respect to the financial reporting process of Cornerstone OnDemand, Inc. (the "Company"), the management of the Company is responsible for (1) establishing and maintaining internal controls and (2) preparing the Company's consolidated financial statements. PricewaterhouseCoopers LLP ("PwC") is responsible for auditing these financial statements. It is the responsibility of the audit committee to oversee these activities. It is not the responsibility of the audit committee to prepare or certify the Company's financial statements or guarantee the audits or reports of PwC. These are the fundamental responsibilities of management and PwC. In the performance of its oversight function, the audit committee has:

- reviewed and discussed the audited financial statements with management and PwC;
- discussed with PwC the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICIPA, *Professional Standards*, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T; and
- received the written disclosures and the letter from PwC required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the audit committee concerning independence, and has discussed with PwC its independence.

Based on the audit committee's review and discussions with management and PwC, the audit committee recommended to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the Securities and Exchange Commission.

Members of the Audit Committee

R. C. Mark Baker
Harold W. Burlingame
James McGeever, Chairman

OTHER INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of our common stock, to file with the SEC reports about their ownership of our common stock and other equity securities. Such directors, officers and 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the reports provided to us and on representations received from our directors and executive officers that no annual Form 5 reports were required to be filed by them, we believe that all of our directors and executive officers, and persons who beneficially own more than 10% of our common stock, complied with all Section 16(a) filing requirements applicable to them with respect to transactions during fiscal year 2012, except that the Form 4s filed with the SEC by Mark Baker, Hal Burlingame, Byron Deeter, James McGeever and Neil Sadaranganey on March 7, 2012, and by Perry Wallack on December 27, 2012, were filed late.

Stockholder Proposals

Stockholder Proposals for 2014 Annual Meeting of Stockholders

The submission deadline for stockholder proposals to be included in our proxy materials for our 2014 Annual Meeting of Stockholders pursuant to Rule 14a-8 of the Exchange Act is December 31, 2013 except as may otherwise be provided in Rule 14a-8. All such proposals must be in writing and received by our Secretary at Cornerstone OnDemand, Inc., 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404 by close of business on the required deadline in order to be considered for inclusion in our proxy materials for our 2014 Annual Meeting of Stockholders. Submission of a proposal before the deadline does not guarantee its inclusion in our proxy materials.

Advance Notice Procedure for 2014 Annual Meeting of Stockholders

Under our bylaws, director nominations and other business may be brought at an annual meeting of stockholders only by or at the direction of our board of directors or by a stockholder entitled to vote who has submitted a proposal in accordance with the requirements of our bylaws as in effect from time to time. For our 2014 Annual Meeting of Stockholders, a stockholder notice must be received by our Secretary at Cornerstone OnDemand, Inc., 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404, no earlier than February 9, 2014 and no later than March 11, 2014. However, if our 2014 Annual Meeting of Stockholders is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of our 2013 Annual Meeting of Stockholders, then, for notice by the stockholder to be timely, it must be received by our Secretary not earlier than the close of business on the 120th day prior to our 2014 Annual Meeting of Stockholders and not later than the close of business on the later of (i) the 90th day prior to our 2014 Annual Meeting of Stockholders, or (ii) the tenth day following the day on which public announcement of the date of such annual meeting is first made. Please refer to the full text of our advance notice bylaw provisions for additional information and requirements. A copy of our bylaws may be obtained by writing to our Secretary at the address listed above.

Stockholders Sharing the Same Address

The SEC has adopted rules that allow a company to deliver a single proxy statement or annual report to an address shared by two or more of its stockholders. This method of delivery, known as "householding," permits us to realize significant cost savings, reduces the amount of duplicate information stockholders receive, and reduces the environmental impact of printing and mailing documents to our stockholders. Under this process, multiple stockholders sharing an address will receive only one copy of our proxy materials and any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Any stockholders who object to or wish to begin householding may notify Broadridge Householding Department by phone at 1-800-542-1061 or by mail to Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Fiscal Year 2012 Annual Report and SEC Filings

Our financial statements for the fiscal year ended December 31, 2012 are included in our Annual Report on Form 10-K, which we filed with the SEC on March 1, 2013. Our Annual Report and this proxy statement are posted on our website at *investors.cornerstoneondemand.com* and are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our Annual Report without charge by sending a written request to Investor Relations at Cornerstone OnDemand, Inc., 1601 Cloverfield Blvd., Suite 620 South, Santa Monica, California 90404.

* * *

The board of directors does not know of any other matters to be presented at the Annual Meeting. If any additional matters are properly presented at the Annual Meeting, the persons named in the enclosed proxy card will have discretion to vote shares they represent in accordance with their own judgment on such matters.

It is important that your shares be presented at the Annual Meeting, regardless of the number of shares that you hold. You are, therefore, urged to vote by telephone or by using the Internet as instructed on the enclosed proxy card or execute and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.

The Board of Directors

Santa Monica, California
April 30, 2013